UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2022

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in the Charter)

America Mobile

(Translation of Registrant’s Name into English)

Lago Zúrich 245,

Plaza Carso / Edificio Telcel

Colonia Ampliación Granada,

Miguel Hidalgo,

11529, Mexico City, Mexico

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information Statement dated September 22, 2022

AMÉRICA MÓVIL, S.A.B. DE C.V.

This Information Statement relates to the distribution by América Móvil, S.A.B. de C.V. (hereinafter, “América Móvil” or “AMX”) of the shares of Sitios Latinoamérica, S.A.B. de C.V., or any other corporate name that may be authorized (hereafter, “Sitios”). Sitios refers to this transaction as “the Spin-off.” Sitios will become a public company (sociedad anónima bursátil de capital variable) under Mexican law once its shares are registered with the National Securities Registry.

AMÉRICA MÓVIL IS NOT ASKING YOU FOR A PROXY, AND YOU ARE REQUESTED NOT TO SEND AMÉRICA MÓVIL A PROXY.

América Móvil is furnishing this Information Statement solely to provide information to shareholders of América Móvil about the Spin-off. This Information Statement is not, and should not be construed as, an inducement or encouragement to buy or sell any securities of América Móvil or Sitios.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Spin-off of the Sitios Shares or passed upon the accuracy or adequacy of this Information Statement or any document referred to herein. Any representation to the contrary is a criminal offense.

THE ANNEXES ATTACHED HERETO FORM AN INTEGRAL PART OF THIS INFORMATION STATEMENT.

ADDITIONAL INFORMATION

This Information Statement contains limited information with respect to América Móvil and Sitios, and is qualified in its entirety by reference to the filings and reports of América Móvil incorporated by reference in this Information Statement. The distribution of Sitios Shares in connection with the Spin-off has not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”). Sitios will be relying on an exemption provided by Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, as amended, and therefore will not be required to register its shares with the SEC. In accordance with Rule 12g3-2(b), prior to and after the Distribution Date, Sitios will make available certain documents on its website. These documents will consist primarily of this Information Statement, its annual reports, press releases and certain other information made public in Mexico. However, Sitios will not be required to file with the SEC annual reports on Form 20-F or furnish reports on Form 6-K.

Only ADS Record Holders who complete and return an eligibility letter certifying that they are either (1) a person who is not a “U.S. person” (as defined in Regulation S (“Regulation S”) under the Securities Act) receiving the Sitios Shares in an “offshore transaction” (as defined in Regulation S), or (2) a person who is a “Qualified Institutional Buyer” (as defined in Rule 144A under the Securities Act), receiving the Sitios Shares in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and (ii) is an institution of a type to which the Sitios Shares may be offered in a transaction exempt from any registration or qualification requirements under the securities laws of the state, territory, or possession of the United States in which the holder of the ADSs is located, are authorized to elect to receive Sitios Shares in connection with the Spin-off as described herein.

América Móvil files reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials América Móvil files with the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Any filings América Móvil makes electronically will be available to the public over the Internet at the SEC’s web site at www.sec.gov.

América Móvil has also filed an information statement (folleto informativo) in Spanish with the Mexican National Banking and Securities Commission and the Mexican Stock Exchange, which is available on the websites of the Mexican National Banking and Securities Commission at www.cnbv.gob.mx and the Mexican Stock Exchange at www.bmv.com.mx.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

This Information Statement “incorporates by reference” certain documents that América Móvil files with the SEC, which means that important information is disclosed to you by referring you to those documents. The information incorporated by reference is considered to be part of this Information Statement, and certain later information that América Móvil files with the SEC will automatically update and supersede earlier information filed with the SEC or included in this Information Statement. The following documents are incorporated by reference:

•	América Móvil’s annual report on Form 20-F for the year ended December 31, 2021, filed with the SEC on April 29, 2022 (SEC File No. 001-16269);

•	América Móvil’s financial and operating report for the second quarter of 2022, on Form 6-K, filed with the SEC on July 15, 2022 (SEC File No. 001-16269);

•

any future annual reports of América Móvil on Form 20-F filed with the SEC under the U.S. Securities Exchange Act of 1934, as amended, after the date of this Information Statement and prior to the Distribution Date; and

•	any future filings by América Móvil on Form 6-K that state that they are incorporated by reference into this Information Statement.

SHAREHOLDER INQUIRIES

Shareholders of América Móvil with questions relating to the Spin-off and distribution of the Sitios Shares should contact América Móvil at Lago Zúrich 245, Edificio Telcel, Colonia Granada Ampliación, Alcaldía Miguel Hidalgo, 11529, México City, México, Attention: Investor Relations, telephone (5255) 2581-4449.

For more information regarding América Móvil, AMX and Sitios suggest you visit the following website: www.americamovil.com. (This URL, and all other URLs in this Information Statement, are intended to be inactive textual references only. They are not intended to be active hyperlinks to any website. Information presented on any website located at any URL in this Information Statement, is not and shall not be deemed to be incorporated into this Information Statement, unless such information is explicitly stated as being so incorporated in “Incorporation of Certain Documents by Reference”).

You may obtain a free copy of the Information Statement, and any and all of the information that has been incorporated by reference in the Information Statement, by contacting our Information Agent, Georgeson, by telephone at +1 (800) 509-1312.

SUMMARY

The following is a brief summary of certain information contained elsewhere in this Information Statement. This summary is qualified in its entirety by the more detailed information set forth in this Information Statement.

Sitios

Sitios Latinoamérica, S.A.B. de C.V., a newly created Mexican corporation, established by América Móvil in the Spin-off.

Sitios’ business is mainly focused on building, installing, maintaining, operating and commercializing different types of towers and other support structures, as well as physical spaces and other non-electronic elements that constitute the Passive Infrastructure, for the installation of radiant radio communications equipment and other Active Infrastructure, as well as the provision of other related services directly or indirectly related to the telecommunications sector.

Capital Structure of Sitios

Sitios minimum fixed capital stock without withdrawal rights is represented by ordinary Series B-1 shares, with no par value, which will have full voting rights. The amount of the variable capital stock will be represented by the number of ordinary Series B-2 shares with no par value, as determined by the General Shareholders’ Meeting that approves their issuance.

The number of Sitios Shares is one-twentieth of the number of outstanding AMX Shares (including Series A Shares, Series AA Shares or Series L Shares) on the Share Record Date.

Spin-off	The distribution of Sitios Shares resulting from the corporate restructuring through a procedure under Mexican corporate law called escisión, or “split-up”, the principal purpose of which was to create Sitios, a new Mexican company, to which América Móvil has contributed the shares representing the capital stock of its subsidiaries that hold, directly or indirectly, telecommunications towers and other Passive Infrastructure deployed in certain of the Latin American countries where América Móvil currently operates, as well as other assets, liabilities and capital. The shares of Sitios will be distributed to América Móvil’s shareholders as described herein. América Móvil’s remaining business units and operations will remain in América Móvil.

Distribution of the Sitios Shares	Distribution to the América Móvil shareholders will take place on the Distribution Date in the following manner: Holders of AMX Shares will be entitled to receive, for each twenty AMX Shares (whether Series A Shares, Series AA Shares or Series L Shares), one Series B-1 Sitios Share.

Effects of the Spin-Off on AMX’s ADS Holders	On the Distribution Date, the Depositary will receive one Sitios Share for every twenty AMX Series L Shares and Series A Shares of AMX underlying the Series A ADSs and Series L ADSs of AMX. Because each ADS has an underlying 20 shares of AMX, ADS Holders who request and comply with the applicable requirements will be eligible to receive one Series B-1 share of Sitios in Mexico for each ADS held by them as of the ADS Record Date. See “Sitios Shares Representing Capital Stock – Effects of the Spin-off on ADS Holders.”

Listing and Trading of the Sitios Shares	Beginning on the Share Distribution Date, Sitios Shares will be listed on the Mexican Stock Exchange. Admission to listing and trading is subject to approval.

Shareholder Approval of the Spin-Off	An Extraordinary Meeting of Shareholders of América Móvil was held on September 29, 2021 to approve the Spin-off and for related purposes. The Spin-off received the approval of the majority of AMX Shares present at the meeting.

Certain Tax Consequences	The Spin-off is not a taxable event for Mexican federal income tax purposes. The U.S. federal income tax consequences of the Spin-off are subject to significant uncertainty. The Spin-off is expected to be taxable for U.S. federal income tax purposes. See “Taxation—U.S. Tax Considerations” and “Taxation—Tax Considerations in Mexico.” Holders are urged to consult with their own tax advisors concerning the Mexican and U.S. federal income tax consequences of the Spin-off.

TIMELINE

Date
Closure of AMX ADS Books for AMX ADS Issuances and Cancellations	September 26, 2022 (5:00 p.m. Eastern Daylight Time)

Share Record Date	September 28, 2022

Share Distribution Date	September 29, 2022

Ex Date – First day of trading in AMX Shares on the Mexican Stock Exchange without the entitlement to Sitios Shares and in AMX ADSs on the New York Stock Exchange without the entitlement to Sitios Shares	September 29, 2022

ADS Record Date	September 30, 2022

Re-opening of AMX ADS Books for AMX ADS Issuances and Cancellations	October 3, 2022 (9:30 a.m. Eastern Daylight Time)

Election period for AMX ADS Holders begins	October 7, 2022

Election period for AMX ADS Holders ends	November 7, 2022

Distribution of Sitios Shares to AMX ADS Holders who made a valid Share Delivery Election	As soon as practicable after delivery of a duly completed Share Delivery Election

Distribution of cash to non-electing AMX ADS Holders	To occur after November 7, 2022 (after the sale of all Sitios Shares not previously distributed to AMX ADS Holders by the Depositary has been completed)

TERMS AND DEFINITIONS

Unless they have been expressly defined on the cover of the Information Statement or the context indicates otherwise, references to the following terms shall have the meanings below, both in singular and plural forms:

Term	Definition

“Active Infrastructure”	Components of telecommunications or broadcasting networks that store, issue, process, receive, or transmit writing, images, sounds, signals, signs or information of any nature.

“Adjusted Price”	The opening market price for AMX’s Series A Shares and Series L Shares representing the capital stock of AMX and the Series B-1 Sitios Shares that AMX is expected to ask the Mexican Stock Exchange be determined by the market through a spin-off auction of AMX’s Series A and Series L Shares and of the Series B-1 Sitios Shares on the Ex Date in accordance with the methodology set forth in the Mexican Stock Exchange’s Internal Regulations.

“ADSs”	The Series A ADSs or the Series L ADSs.

“ADS Record Holder”	Each record holder of ADSs on the ADS Record Date.

“ADS Record Date”	The date on which the right of holders of ADSs to elect to receive Sitios Shares will be determined.

“América Móvil” or “AMX”	América Móvil, S.A.B. de C.V.

“AMX Shares”	All or any of the shares representing the capital stock of América Móvil, regardless of their series.

“Delivery Instruction Deadline”	A Direct Holder making an election to receive its Sitios Shares directly must deliver to the Depositary a fully completed Registered Holder Delivery Instruction Form bearing a medallion signature guarantee and payment by check of a delivery fee of $0.0375 per Sitios Share to be delivered (equivalent to $0.0375 per ADS held), each of which the Depositary must receive before 5:00 p.m., New York time, on November 7, 2022.

“Depositary”	Citibank, N.A., as depositary for the AMX Series A ADS program and Series L ADS program.

“Distribution Date”	The date on which the Sitios Shares will be distributed to AMX Shareholders.

“Direct Holder”	An ADS Record Holder that holds its ADSs directly

“Dollars” or “USD” or “US$”	Dollars, legal tender of the United States.

“EBITDAaL”	Earnings before interest, taxes, depreciation, and amortization, less income received from leases of real estate where the Passive Infrastructure is located, charged to the clients of the Operating Subsidiaries.

“Ex Date”	The date on which the Sitios Shares will begin trading under the ticker symbol “LASITE” and on which the AMX Shares will begin trading at the Adjusted Price.

“External Auditor”	Mancera, S.C., a member of E&Y Global Limited, or any other person that substitutes them in their functions as external auditor of Sitios in accordance with the Mexican Securities Market Law and the Mexican General Provisions.

“Family Trust”	Trust F/0126 of Banco Inbursa, S.A. Institución de Banca Múltiple, Grupo Financiero Inbursa, División Fiduciaria, which according to publicly available information, owns Series AA Shares and Series L Shares of América Móvil for the benefit of the Slim Family.

“IFRS”	The International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

“Indeval”	S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V.

“IRS”	The Internal Revenue Service of the United States.

“Mexican General Corporations Law”	The Mexican General Corporations Law (Ley General de Sociedades Mercantiles) published in the Federal Official Gazette on August 4, 1934, as amended.

“Mexican General Provisions”	The General Provisions Applicable to Securities Issuers and other Securities Market Participants (Disposiciones de Carácter General Aplicables a las Emisoras de Valores y otros participantes del Mercado de Valores), issued by the Mexican National Banking and Securities Commission, and its annexes (Circular Única de Emisoras), as amended.

“Mexican Income Tax Law”	The Mexican Income Tax Law (Ley del Impuesto Sobre la Renta), as amended.

“Mexican National Banking and Securities Commission”	Comisión Nacional Bancaria y de Valores.

“Mexican Securities Market Law”	The Mexican Securities Market Law published in the Federal Official Gazette on December 30, 2005 (Ley del Mercado de Valores), as amended.

“Mexican Stock Exchange”	Bolsa Mexicana de Valores, S.A.B. de C.V., or, in its absence, any stock exchange authorized to operate as such by the Ministry of Finance and Public Credit.

“Mexico”	The United Mexican States.

“National Securities Registry”	Registro Nacional de Valores, held by the Mexican National Banking and Securities Commission.

“Notice to Shareholders”	The notice to shareholders that the Secretary of the Board of Directors of AMX will publish through the Mexican Stock Exchange and the Mexican National Banking and Securities Commission, pursuant to which, the holders of AMX Shares will be entitled to receive, for each twenty AMX Shares corresponding to the Series A Shares, Series AA Shares or Series L Shares of which they are owners, one Series B-1 Sitios Share.

“NYSE”	The New York Stock Exchange.

“Operating Subsidiaries” or “Operating Subsidiary”	The subsidiary companies of Sitios that own the Passive Infrastructure in each of the countries where Sitios will operate.

“Passive Infrastructure”	The non-electronic components of telecommunication networks consisting primarily of the: (i) physical spaces on real estate (or parts thereof) possessed under any legal title; (ii) towers, masts and other structures that provide support for radio communication antennas and other Active Infrastructure; and (iii) civil engineering works, as well as wiring, frames, ducts and components to delimit and restrict access, as well as other on-site accessories that are useful for the installation and operation of radio equipment and other Active Infrastructure.

“Pesos” or “Ps.$” or “$” or “National Currency”	Pesos, legal tender in Mexico.

“PFIC”	Passive foreign investment company.

“Pro Forma Financial Statements”	The pro forma financial statements of Sitios for (i) the year ended December 31, 2021; and (ii) the six-month period ended June 30, 2022, on a comparative basis against the same period of 2021.

“SEC”	The U.S. Securities and Exchange Commission.

“Series A ADSs”	The ADSs representing Series A Shares of América Móvil. Each Series A ADS represents 20 Series A Shares.

“Series A Shares”	The ordinary Series A Shares, registered, without par value, that represent the capital stock of América Móvil. Pursuant to América Móvil’s bylaws, at the option of the holder, each Series A Share may be exchanged for one Series L Share.

“Series B-1 Sitios Shares”	The ordinary Series B-1 Sitios Shares, without par value and representing the minimum subscribed and paid-up fixed capital of Sitios.

“Series AA Shares”	The ordinary Series AA Shares, registered, without par value, that represent the capital stock of América Móvil. Pursuant to América Móvil’s bylaws, at the option of the holder, each Series AA Share may be exchanged for one Series L Share.

“Series L ADSs”	The ADSs representing Series L Shares of América Móvil. Each Series L ADS represents 20 Series L Shares.

“Series L Shares”	The Series L Shares with limited voting rights and preferred dividends in the event of liquidation, registered, without par value, that represent the capital stock of América Móvil.

“Share Delivery Election”	An election by an ADS holder of América Móvil to receive Sitios Shares in the Spin-off.

“Share Record Date”	The date on which the right of the holders of AMX Shares to receive the Sitios Shares will be determined.

“Sitios”	Sitios Latinoamérica, S.A.B. de C.V. and its subsidiaries.

“Sitios Shares”	All or any of the shares representing the capital stock of Sitios, regardless of their series.

“Slim Family”	Means Mr. Carlos Slim Helú and his sons, daughters, grandsons and granddaughters.

“Spin-off”	The corporate restructuring through a procedure under Mexican corporate law called escisión, or “split-up”, pursuant to which América Móvil has contributed to Sitios and/or its subsidiaries the shares representing the capital stock of the subsidiaries of América Móvil that hold, directly or indirectly, telecommunications towers and other Passive Infrastructure deployed in certain of the Latin American countries where such infrastructure is located, as well as other assets, liabilities and capital. The Sitios Shares will be distributed to América Móvil’s shareholders as described herein. América Móvil’s remaining business units and operations will remain in América Móvil.

“Torres Brasil”	Torres do Brasil, S.A.

“Torres Latinoamérica”	Torres Latinoamérica, S.A. de C.V.

“Towers”	Towers, masts, poles and other structures supporting radio communication antennas.

“United States” or “USA”	The United States of America.

EXECUTIVE SUMMARY

The following summary provides a brief description of the Spin-off, and is not intended to contain all of the information that may be relevant to the Spin-off. The information provided below should be read together with the information and financial information included in other sections of this Information Statement. You should read carefully the entirety of this Information Statement, including the sections titled “Risk Factors,” “Description of the Business” and “Management’s Discussion and Analysis of Sitios’ Results of Operations and Financial Condition” as well as Sitios’ Pro Forma Financial Statements and the notes thereto, which are included in this Information Statement and are supplemented by the information set forth in América Móvil’s Annual Report and Quarterly Report, which are incorporated by reference into this Information Statement. These documents may be consulted by visiting the Mexican Stock Exchange’s website at www.bmv.com.mx and the Issuer’s website at www.americamovil.com.

This document contains certain forecasts or projections, which reflect the current views or expectations of Sitios and its management with respect to its performance, business and future events. Sitios uses words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “outlook,” “guidance,” “should” and similar expressions to identify forward-looking statements, but this is not the only way in which it refers to them. Such statements are subject to certain risks, contingencies and assumptions. Each AMX and Sitios cautions that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this Information Statement. AMX and Sitios are under no obligation and expressly disclaim any intention or obligation to update or revise any forecast or projection that may result from new information, future events or otherwise.

The Spin-off

The Spin-off described in this Information Statement consists primarily of the distribution of the Sitios Shares by América Móvil, conducted by means of a procedure under Mexican corporate law called escisión, or “split-up,” the principal purpose of which is to transfer to Sitios, a newly created public company with variable capital (sociedad anónima bursátil de capital variable), the shares representing the capital stock of the subsidiaries that own, directly or indirectly, telecommunications towers and other Passive Infrastructure elements deployed in various Latin American countries where América Móvil currently operates, as well as other assets, liabilities and capital. The Sitios Shares will be distributed to América Móvil´s shareholders as described herein. The remaining business units and operations, particularly the operations related to the provision of telecommunications services, will remain in América Móvil.

Sitios, either directly or through its subsidiaries that maintain Passive Infrastructure, provides infrastructure access and use services to América Móvil’s subsidiaries that provide telecommunications services in the region, and may provide such services to any other person, including other telecommunications service operators that are competitors of América Móvil in some of the markets in which América Móvil and its subsidiaries currently operate, making Sitios an efficient option for the use and management of Passive Infrastructure and for financing capital investments in the development of their respective telecommunications service networks. The Spin-off will allow the independent operation of two different types of businesses and permit each business to more effectively meet its corresponding financial, operational, technological and administrative needs.

The Spin-off involved a series of coordinated acts and resolutions that have been executed, including a consolidation of the number of shares, without reducing capital (Inverse Split), of the shares representative of the capital stock of Sitios, along with a number of internal reorganizations, such as acquisitions and split-ups, to, among other things, allocate telecommunications towers and other Passive Infrastructure to Sitios’ subsidiaries independent from AMX’s subsidiaries providing telecommunications services. The acts and resolutions, including those of Sitios and América Móvil, are subject to applicable Mexican law and the corresponding corporate and governmental requirements and authorizations, if any, required in each jurisdiction involved, including Mexico. Various acts taken as part of the Spin-off are subject to the applicable laws of each jurisdiction involved in the Spin-off.

Sitios currently operates in the following Latin American countries: Argentina, Brazil, Chile, Costa Rica, Ecuador, El Salvador, Guatemala, Honduras, Nicaragua, Panama, Paraguay, Peru, Puerto Rico and Uruguay.

América Móvil intends to carry out the Spin-off in the most efficient manner possible taking into account several factors, including financial, corporate, tax and regulatory considerations.

Sitios Shares

As of the date of this Information Statement, the capital stock of Sitios is represented by Series B-1 shares, with full voting rights. The Sitios Series B-1 Shares will be registered in the National Securities Registry and listed on the Mexican Stock Exchange for trading in Mexico without an underwritten public offering.

The Sitios Shares to be issued as a result of the Spin-off will initially be delivered to América Móvil’s shareholders in the same proportion that they hold shares in América Móvil as of the Record Date. Holders of AMX Shares will be entitled to receive, for each twenty AMX Shares (whether Series A Shares, Series AA Shares or Series L Shares), one Series B-1 Sitios Share.

América Móvil

América Móvil’s Annual Report and Quarterly Report are incorporated by reference to this section. These documents may be consulted on the Mexican Stock Exchange’s website at www.bmv.com.mx and América Móvil’s website at www.americamovil.com.

SELECTED FINANCIAL INFORMATION

SITIOS LATINOAMÉRICA, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Pro Forma Consolidated Statements of Financial Position

	For the year ended December 31, 2021
(Millions of Pesos)	Base Figures	Pro Forma Adjustments	Pro Forma figures
Assets
Current assets
Cash and cash equivalents	—	12,210	12,210
Accounts receivable, taxes payable, and other net	—	3,424	3,424

Total current assets	—	15,634	15,634
Non-current assets:	—
Property and equipment, net	—	64,844	64,844
Deferred income taxes	—	166	166
Rights of use	—	15,521	15,521

Total Assets	—	96,165	96,165

Liabilities and stockholders’ equity
Liabilities related to short term rights of use	—	16,896	16,896
Short-term debt and current portion of the long-term debt	—	3,298	3,298
Accounts payable	—	905	905

Total current liabilities	—	21,099	21,099

Non-current liabilities
Long-term debt	—	42,816	42,816
Liabilities related to long-term rights of use	—	12,285	12,285
Deferred income taxes	—	12,401	12,401
Asset retirement obligations	—	4,187	4,187

Total non-current liabilities	—	71,689	71,689

Total Liabilities	—	92,788	92,788

Stockholders’ equity:
Total stockholders’ equity	—	3,377	3,377

Total liabilities and stockholders’ equity	—	96,165	96,165

SITIOS LATINOAMÉRICA, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Pro Forma Consolidated Statements of Financial Position

	For the period of six months ended June 30, 2022			For the period of six months ended June 30, 2021
(Millions of Pesos)	Base Figures	Pro Forma Adjustments	Pro Forma figures	Base Figures	Pro Forma Adjustments	Pro Forma figures
Assets
Current assets
Cash and cash equivalents	—	12,262	12,262	—	11,963	11,963
Accounts receivable, taxes payable, and other net	—	2,834	2,834	—	2,744	2,744

Total current assets	—	15,096	15,096	—	14,707	14,707
Non-current assets:	—			—
Property and equipment, net	—	63,469	63,469	—	69,035	69,035
Deferred income taxes	—	518	518	—	575	575
Rights of use	—	14,333	14,333	—	14,069	14,069

Total Assets	—	93,416	93,416	—	98,386	98,386

Liabilities and stockholders’ equity
Short-term debt and current portion of the long-term debt	—	16,624	16,624	—	16,532	16,532
Liabilities related to short term rights of use	—	3,649	3,649	—	2,924	2,924
Accounts payable	—	1,910	1,910	—	836	836

Total current liabilities	—	22,183	22,183	—	20,292	20,929

Non-current liabilities
Long-term debt	—	42,275	42,275	—	42,159	42,159
Liabilities related to long-term rights of use	—	10,509	10,509	—	11,190	11,190
Deferred income taxes	—	14,146	14,146	—	13,551	13,551
Asset retirement obligations	—	4,138	4,138	—	4,071	4,071

Total non-current liabilities	—	71,068	71,068	—	70,971	70,971

Total Liabilities	—	93,251	93,251	—	91,263	91,263

Stockholders’ equity:
Total stockholders’ equity	—	165	165	—	7,123	7,123
Total liabilities and stockholders’ equity	—	93,416	93,416	—	98,386	98,386

SITIOS LATINOAMÉRICA, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Pro Forma Consolidated Statements of Comprehensive Income

	For the year ended December 31, 2021
(Millions of Pesos)	Base Figures	Pro Forma Adjustments	Pro Forma figures
Operating income
Tower leases	—	7,253	7,253
Ground leases	—	4,884	4,884

	—	12,137	12.137

Operating costs and expenses:
Cost of service	—	619	619
Operating expenses	—	617	617
Depreciation	—	6,512	6,512

Total	—	7,748	7,748

Operating Income	—	4,389	4,389
Interest payable net	—	(4,657)	(4,657)
Net foreign exchange loss	—	(862)	(862)
Other financial costs	—	(487)	(487)
Loss before income taxes	—	(1,617)	(1,617)
Income taxes	—	(517)	(517)

Net loss for the period	—	(1,100)	(1,100)

SITIOS LATINOAMÉRICA, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Pro Forma Consolidated Statements of Comprehensive Income

	For the six period ended June 30, 2022			For the six period ended June 30, 2021
(Millions of Pesos)	Base Figures	Pro Forma Adjustments	Pro Forma figures	Base Figures	Pro Forma Adjustments	Pro Forma figures
Operating income
Tower leases	—	3,690	3,690	—	3,456	3,456
Ground leases	—	2,627	2,627	—	2,404	2,404

	—	6,317	6,317	—	5,860	5,860

Operating costs and expenses:
Cost of service	—	531	531	—	391	391
Operating expenses	—	243	243	—	298	298
Depreciation	—	3,545	3,545	—	3,199	3,199

Total	—	4,319	4,319	—	3,888	3,888

Operating Income	—	1,998	1,998	—	1,972	1,972
Interest payable net	—	(1,605)	(1,605)	—	(2,244)	(2,244)
Net foreign exchange gain	—	275	275	—	159	159
Other financial income	—	469	469	—	61	61
gain (loss) before income taxes	—	1,137	1,137	—	(52)	(52)
Income taxes	—	3,64	364	—	(17)	(17)

Net gain (loss) for the period	—	773	773	—	(35)	(35)

RISK FACTORS

The following risk factors related to América Móvil, the Spin-off and Sitios have been identified in the context of the Spin-off. If any of the risks described below were to occur, it could have a materially adverse effect on the Spin-off, as well as the business, financial condition or results of operations of América Móvil or Sitios. The risks described below are not the only risks that América Móvil or Sitios generally face. Additional risks and uncertainties that are not known to América Móvil or Sitios and that are not considered material may also have a material adverse effect on both the Spin-off and the business, financial condition or results of operations of América Móvil, and from time to time Sitios.

Risk Factors Related to the Spin-off and to Sitios

América Móvil’s Annual Report and Quarterly Report are incorporated by reference to this section. These documents may be consulted on the Mexican Stock Exchange’s website at www.bmv.com.mx and Sitios’ website at www.americamovil.com.

América Móvil will continue to be jointly and severally liable for the obligations assumed by Sitios

In accordance with the Mexican General Corporations Law, América Móvil will continue to be jointly and severally liable for the obligations assumed by Sitios as a result of the Spin-off and will remain jointly and severally liable for a period of three years from the date of the last publication of the announcement of the split-up resolution in accordance with the Mexican General Corporations Law. Such liability will not extend to those persons or entities that have expressly released América Móvil from such liability and have approved the Spin-off.

Lack of liquidity for Sitios Shares

There is currently no public market for the Sitios Shares. Although Sitios contemplates applying to list Sitios Shares on the Mexican Stock Exchange, it cannot assure that such listing will become effective or that such listing will develop liquidity for the shares at the price at which Sitios Shares may be sold. Additionally, the liquidity and market for Sitios Shares may be affected by a number of factors, including changes in exchange rates and interest rates, the deterioration and volatility of markets for similar securities, and changes in Sitios’ liquidity, financial conditions, credit ratings, profitability. As a result, the initial price of Sitios Shares may not be indicative of their future trading value.

It is not possible to predict the prices at which the Sitios Shares will trade after the Spin-off.

The trading price of the Sitios Shares may decline below their opening market price on the first day of trading on the Mexican Stock Exchange. The trading price of the Sitios Shares may fluctuate significantly due to a number of factors, including:

•	actual or expected fluctuations in the operating results of Sitios from period to period;

•	changes in accounting standards, policies, interpretations or principles;

•	the failure of securities analysts to cover Sitios Shares to the same degree as América Móvil Shares;

•	changes in securities analysts’ earnings estimates or views regarding Sitios Shares or the failure of Sitios to meet such estimates;

•	the operating and share price performance of comparable companies; and

•	overall market fluctuations and changes in general economic conditions in Mexico and globally.

The combined post-Spin-off value of Sitios Shares and América Móvil Shares may not equal or exceed the pre-Spin-off value of América Móvil Shares.

Neither AMX nor Sitios can assure you that the combined trading prices of América Móvil Shares and Sitios Shares after the Spin-off will be equal to or greater than the trading price of América Móvil Shares prior to the Spin-off.

Opposition by shareholders or creditors to the Spin-off

In connection with the Spin-off, América Móvil or Sitios may require the consent of third parties. Some of these consents may not be obtained in the short term, or at all. Failure to obtain the required consents for the transfer of certain investments to Sitios could delay or reverse such transfers and América Móvil could be in breach of its obligations under certain legal acts.

In addition, some of the contracts that América Móvil will assign or assign to Sitios in connection with the split-up require the consent of third parties. If Sitios is unable to obtain consent on reasonable and arm’s length terms, its ability to obtain benefits from those contracts in the future will be impaired.

Sitios and América Móvil may incur unanticipated Spin-off and operating costs

Sitios and América Móvil will incur costs in connection with the Spin-off, including those related to accounting, tax, legal and other professional services, financing costs in connection with the financing of Sitios as an independent company, compensation expenses, costs of relocating and hiring management and employees, and costs of separating employees, assets and information systems, among others. These costs, whether incurred before or after the Spin-off, could be greater than expected and could have a material adverse effect on Sitios’ business, financial condition, results of operations and cash flows.

Sitios will become a publicly traded sociedad anónima bursátil de capital variable when the shares representing its capital stock are registered in the National Securities Registry, which will generate significant legal and accounting costs, among others, associated with the reporting obligations provided for in current and applicable Mexican securities legislation.

The Pro Forma Financial Statements included in this Information Statement are not indicative of future results

The Pro Forma Financial Statements included in this Information Statement are included for illustrative purposes only and are intended to show the financial statements of América Móvil and Sitios after giving effect to the Spin-off. Accordingly, the Pro Forma Financial Statements presented herein may not reflect the financial condition or results of operations of América Móvil and Sitios as separate companies.

The Pro Forma Financial Statements included in this Information Statement are included for illustrative purposes only, are based on available information and assumptions that Sitios’ management believes to be reasonable and are not intended to reflect the actual consolidated results of operations that would have been obtained had the Spin-off been consummated on the dates assumed, nor are they intended to present Sitios’ consolidated results of operations or financial condition. The Pro Forma Financial Statements of Sitios included in this Information Statement should be read in conjunction with América Móvil’s historical consolidated financial statements, the notes thereto and the additional financial information included in América Móvil’s Annual Report, as well as its Quarterly Report.

América Móvil’s share price is subject to variation

As a result of the Spin-off, América Móvil will transfer significant assets and operations to Sitios, which may be negatively perceived by investors and could have an impact on the market price of América Móvil’s shares.

There can be no assurance that the Spin-off will achieve the anticipated business growth opportunities, earnings benefits, cost savings and other benefits

There can be no assurance that the Spin-off will achieve the anticipated business growth opportunities, earnings benefits, cost savings and other benefits to América Móvil and Sitios. América Móvil believes that the Spin-off is justified by the benefits contemplated, however, expected benefits may not materialize and other assumptions under which it was determined to undertake the Spin-off may prove to be incorrect, including, for example, where such assumptions were primarily based on publicly available information that was incorrect.

In addition, América Móvil may not be able to fully implement its business plans and strategies due to legal or regulatory constraints. América Móvil is subject to regulations that differ from the regulations applicable to Sitios. América Móvil and Sitios may face regulatory restrictions on the provision of services. As a result, contemplated benefits may not be achieved as expected or may be delayed. To the extent that either América Móvil or Sitios incurs additional costs, achieves lower profit benefits or has less than expected cost savings, its results of operations, financial condition and stock price could be affected.

Shareholders of Sitios may have difficulty enforcing legal remedies against Sitios and its directors, officers and controlling shareholders

Sitios will be a publicly traded sociedad anónima bursátil de capital variable, organized under the laws of Mexico and domiciled in Mexico. The majority of Sitios’ directors, senior officers and controlling shareholders may reside outside the United States.

In addition, most of the assets of such persons and Sitios will be located outside the United States. Consequently, it may not be possible for investors to effect service of process within the United States or in any other jurisdiction outside Mexico, or to enforce against them judgments obtained outside Mexican courts based on the civil liability provisions of the federal securities laws of that country. There is doubt as to the enforceability in Mexico, either in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated on the United States federal securities laws.

Sitios cannot guarantee that the exchange of shares subject to the Spin-off will not be considered a disposal for Mexican tax purposes

To the extent the controlling shareholders of América Móvil hold at least 51% of the voting power of América Móvil and Sitios for at least two years following the Spin-off, the Spin-off will not be considered a disposal for Mexican tax purposes.

Sitios cannot guarantee that the controlling shareholders of América Móvil will hold at least 51% of the voting power of América Móvil and Sitios for at least two years following the Spin-off. América Móvil currently expects that the Slim Family, who are directly or indirectly beneficiaries of more than 51% of voting power of América Móvil and Sitios as of the date of this Information Statement, will maintain their shareholding position during the two years following the Spin-off.

América Móvil cannot assure you that it will not be subject to income tax on the transfer of assets to Sitios that are the subject of the Spin-off. A determination by the competent authorities that the Spin-off constituted a disposition for tax purposes would result in the payment of income tax, which could adversely affect América Móvil’s financial condition and results of operations.

ADS holders will be able to receive their shares of Sitios only under limited circumstances and subject to the fulfilment of certain conditions

AMX and the Depositary have determined that a distribution of Sitios Shares may be made only to holders of ADSs who request and meet certain requirements and maintain an account with a broker, bank or other participant in Indeval in order to be able to receive such shares. In such situation, it will be the sole responsibility of any ADS holder electing to receive its Sitios Shares to maintain such account and to provide adequate delivery instructions to the Depositary before the Delivery Instruction Deadline. An ADS holder that fails to comply with such requirements and maintain such an account, or that provides inadequate or untimely delivery instructions to the Depositary before the Delivery Instruction Deadline will not receive its shares of Sitios and will only be entitled to the cash proceeds from their sale.

ADS holders that receive the cash proceeds from the Depositary’s sale of their shares of Sitios will have no control over the timing or manner of such sale

All ADS holders will receive in cash the net proceeds for the sale of the shares of Sitios as carried out by the Depositary (except for those holders who, if permitted by América Móvil and the Depositary, request and meet the requirements to receive Sitios Shares). Depending on market conditions, the sale of those Sitios Shares may occur over an extended period of time and through multiple transactions. ADS holders will have no control over the timing of such transactions, the timing of the conversion of the proceeds into Dollars or the timing of the distribution of such proceeds to ADS holders, which will be at the sole discretion of the Depositary.

The Depositary has no obligation to minimize any adverse impact on the amount of Dollar proceeds distributed to ADS Holders that may result from fluctuations in the trading price of the Sitios Shares or the exchange rate at which Peso proceeds are converted into Dollars. In addition, the efforts of the Depositary to sell a substantial volume of shares of Sitios, may have an adverse effect on the price of such shares. The Depositary may but will have no obligation to, make interim payments to ADS holders before all sales of the Sitios Shares are completed.

The proceeds from the sale of Sitios Shares to be distributed will be denominated in Pesos and the exchange rate with respect to the Dollar is subject to exchange rate fluctuations

Any significant foreign exchange fluctuations in the Peso-Dollar exchange rate could have an adverse impact on the net proceeds from the sale of the Sitios Shares being distributed. Future exchange rate fluctuations cannot be predicted.

Although the U.S. federal income tax treatment is uncertain, it is expected that the distribution of the Sitios Shares will be taxable to U.S. holders of AMX Shares and ADSs. U.S. holders may recognize taxable income in excess of the amounts distributed to them in the split-up from América Móvil

The U.S. federal income tax treatment of the Sitios Shares with respect to U.S. persons who own AMX Shares or ADSs is subject to significant uncertainty. In particular, there is uncertainty as to whether Sitios will satisfy the five-year active trade or business test necessary for the distribution of its shares to qualify as a tax-free distribution under U.S. federal income tax law. Accordingly, América Móvil expects that a U.S. Holder (as defined in “Taxation—U.S. Tax Considerations”) will be subject to tax with respect to its current or future receipt of shares of Sitios pursuant to the Spin-off, even though the Depositary may not deliver such shares to it and may sell and distribute the proceeds of such sale to it.

The Depositary, acting for and on behalf of those ADS holders (except for any such ADS holders who elect to receive Sitios Shares, in case AMX and the Depositary allow it and such ADS holder fulfills all conditions required), will effect the sale of the shares received in respect of the América Móvil shares underlying the ADSs and will distribute the net proceeds to the ADS holders in proportion to the number and series of ADSs owned. The U.S. federal income tax treatment to a U.S. Holder of such sales generally would be determined under the principles described in “Taxation—U.S. Tax Considerations—Ownership of Sitios Shares.” If Sitios is classified as a PFIC, a U.S. Holder who has elected not to receive the shares of Sitios could also be subject to adverse tax consequences in respect of the Depositary’s sale on the holder’s behalf and could be required to comply with certain reporting requirements, as described below.

Such sales may take an extended period of time and result in an average sale price that is greater or less than the amount of dividend income recognized by a U.S. Holder in the split-up from América Móvil. In addition, the Depositary may, but is not obligated to, make interim payments to holders of ADSs in anticipation of the completion of all sales of the shares of Sitios.

Accordingly, although it is generally expected that a U.S. Holder of ADSs will be treated as receiving a taxable dividend equal to the fair market value of the shares of Sitios received on the Distribution Date, the U.S. Holder may not receive the proceeds related to such dividend until a later date. In addition, the amount of proceeds received by U.S. Holders may be more or less than the income that U.S. Holders are deemed to receive in respect of the distribution of the Sitios Shares if the average sale price of the Sitios Shares is more or less than the market value of such shares on the Distribution Date.

In this event, a U.S. Holder may be treated as recording a capital gain or loss with respect to the sale of the Sitios Shares by the Depositary in the amount of the difference between the fair market value of the Sitios Shares received on the Distribution Date and the amount realized in the Depositary’s sale. The deductibility of such losses against ordinary income (including dividend income) is limited.

For U.S. federal income tax purposes, the Dollar value of any Mexican Pesos received from the sale of Sitios Shares by the Depositary will be calculated by reference to the spot rate in effect on the date of sale or, in the case of a cash basis or electing accrual basis taxpayer, on the settlement date. Although the Depositary has undertaken to convert any such Pesos into Dollars as promptly as practicable, the Depositary may not always be able to effect such currency conversions on the same date it receives Pesos from a sale. In cases where the Depositary converts Pesos into Dollars on a date different than the date when the Peso payments are taken into account for U.S. federal income tax purposes, the U.S. Holder will have a tax basis in the Pesos received equal to the Dollar amount calculated by reference to the applicable spot rate, and generally will recognize foreign currency gain or loss on a subsequent conversion or other disposal of the Pesos. U.S. Holders may not have the information necessary to report such foreign currency gain or loss accurately for U.S. federal income tax purposes but, because the Depositary will convert any Pesos into Dollars as promptly as practicable, it is expected that a U.S. Holder’s foreign currency gain or loss (if any) will be minimal.

América Móvil has not requested and does not intend to request confirmation of the appropriate treatment of the Spin-off from the IRS. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax treatment of the Spin-off, including the treatment of the Sitios Shares received by the Depositary in exchange for the underlying América Móvil shares of the ADSs.

Sitios may be treated as a PFIC for U.S. federal income tax purposes, which could subject U.S. Holders of Sitios Shares to adverse tax consequences

Sitios will be classified as a PFIC in a particular taxable year if (a) 75% or more of its gross income for the year is passive income, or (b) the average percentage of the value of its assets that produce or are held for the production of passive income is at least 50%. Sitios may not earn sufficient active income and hold sufficient active assets to avoid being considered a PFIC. The PFIC tests must be applied annually, and it is possible that Sitios is or may become a PFIC in the future.

In the event that Sitios is classified as a PFIC in any year, a U.S. Holder may be subject to adverse U.S. federal income tax consequences, such as taxation at the highest marginal ordinary income tax rates on gains recognized on disposition of Sitios shares and certain actual or deemed distributions, interest charges on certain taxes treated as deferred, and additional reporting requirements. See “Taxation—U.S. Tax Considerations—Ownership of Sitios Shares—PFIC Provisions.”

As an independent publicly traded company, Sitios will not be able to enjoy the same advantages it had as part of América Móvil

There is a risk that, upon separation from América Móvil, Sitios may be more susceptible to market fluctuations and other adverse events than it would have been if its business were still part of América Móvil’s current organizational structure. As part of América Móvil, this business has been able to enjoy certain benefits from América Móvil’s operational diversity, purchasing power and opportunities to pursue integrated strategies with América Móvil’s other businesses. As an independent publicly traded company, Sitios may not have the same diversity and integration opportunities or the same credit rating, and may not have similar purchasing power or access to capital markets as it did when it was part of América Móvil.

Sitios will not file periodic reports with the SEC

Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended, Sitios may be required to post on its website English-language versions of its annual and quarterly reports, press releases and certain information that is made public in Mexico. However, unlike América Móvil, Sitios will not be required to file annual reports on Form 20-F or to file current reports on Form 6-K with the SEC. As a result of the foregoing, the level of disclosure and type of information provided by Sitios to its shareholders may not be as extensive and detailed as those they are accustomed to receiving as holders of América Móvil shares or ADSs.

Risk Factors related to Sitios Operations

Considering that Sitios and América Móvil have similar capital structures and majority stockholders, and are geographically active in similar markets, both companies are exposed to a number of similar risks, which are also described in the “Risk Factors” section of América Móvil’s Annual Report. In addition to those risk factors, the following risks are particularly relevant to the start-up of operations of Sitios.

Sitios is a new company and has never operated independently from América Móvil

Sitios is a start-up company and has never operated independently. The ability to function as a new company will be negatively affected if it is not able to develop its own administrative infrastructure in a fast and cost-efficient manner. There is a risk that, by spinning off from América Móvil, market fluctuations and other adverse events could affect Sitios to a greater extent than if its business continued to be part of América Móvil.

In order for Sitios to establish itself as a successful independent company, it will need to attract and retain qualified personnel, and the inability to achieve this objective could adversely affect its business.

Sitios may not obtain the potential benefits of the Spin-off in the short term, or at all

This Information Statement describes the strategic and financial benefits that Sitios expects to obtain as a result of its Spin-off from América Móvil. In particular, Sitios believes that the Spin-off will position and provide greater market value to Sitios to take advantage of business opportunities.

However, Sitios cannot assure you that the market will react favorably to the Spin-off in connection with the Spin-off. In addition, there can be no assurance that any investment or acquisition will be available after the Spin-off, or that such opportunities will be considered favorable to Sitios. Given the costs associated with executing the Spin-off, including separate accounting and legal costs and other regulatory and audit costs of being an independent public company, the inability to realize the anticipated benefits of consummation of the Spin-off in the near term, or at all, could adversely affect Sitios.

Sitios may face difficulties in financing its operations and investments after the Spin-off, which could have an adverse impact on its business and results

Sitios may be required to incur debt or issue additional equity to fund working capital and capital expenditures or make acquisitions and other investments after the Spin-off. There can be no assurance that debt or equity financing will be available to Sitios on acceptable terms or at all. If Sitios is unable to obtain sufficient financing on attractive terms, its financial condition and results of operations could be adversely affected.

If Sitios incurs a high level of indebtedness, its business and its ability to take advantage of business opportunities could have a material adverse effect

Sitios could incur a high level of indebtedness, which could increase the likelihood that it will be unable to generate sufficient cash flow to cover payments of principal, interest and other amounts due. As a result of a high level of indebtedness, its operating capacity could be compromised, which could have a material adverse effect on Sitios’ business, results of operations and financial condition.

Customers, prospective customers, suppliers and other persons with whom Sitios establishes business relationships may need assurances of Sitios’ financial stability as an independent company to satisfy their requirements to do or continue to do business with them

Some of the customers, prospective customers, suppliers and other persons with whom Sitios maintains business relationships after the Spin-off may require assurances of its financial stability as an independent company to satisfy their requirements to do or continue to do business with them. Any default that such customers, suppliers and other persons with whom Sitios maintains business relationships after the Spin-off could suffer as a result of Sitios’ financial stability could have a material adverse effect on its business, results of operations, financial condition and cash flows.

The decrease in demand for Sitios’ Passive Infrastructure could adversely and materially affect its results of operations

Factors affecting demand for the Passive Infrastructure could have a material adverse effect on Sitios’ results of operations. Some of these factors include:

•	Increased network sharing, roaming of radio communication service providers;

•	Mergers or groupings among radio communication service providers, as well as the deterioration of their financial situation as a result of the COVID-19 pandemic;

•	The restriction or revocation of government radio spectrum licenses to radio-communications service providers;

•	Environmental, zoning, health or other regulations or excessive changes in their application and enforcement;

•	A decrease in consumer demand for radio communication services due to economic conditions or other factors, including inflation;

•	The ability and willingness of radio service providers to maintain or increase CAPEX (Capital Expenditure) on network infrastructure;

•	Radio communications infrastructure development costs;

•	Sitios’ ability to efficiently satisfy its customers’ requests for services;

•	The financial condition and growth strategy of major customers to date, and the financial condition of future customers;

•

Delays or changes in the deployment of new generation technologies, including those relating to: (i) the number or type of radio communications infrastructure or other communications facilities necessary to provide radio communications or services in particular locations, or (ii) the attrition of existing wireless networks; and

•	Technological changes that are difficult to predict.

Any economic downturn or disruption in the financial and credit markets could have an impact on customer demand for mobile services. If mobile subscribers significantly reduce their minutes of use or consume data applications at lower than expected levels, customers may reduce their capital spending plans, thereby reducing their demand for sites, which could have a material adverse effect on Sitios’ business, results of operations and financial condition.

The business of Sitios is likely to be relatively dependent on a small number of customers, and the loss, consolidation or financial instability of any of its significant customers could materially affect its revenues and results of operations

Initially, a significant portion of Sitios’ revenues will depend on a small number of customers, primarily América Móvil. Consequently, a decrease in demand for agreements for the shared use of Passive Infrastructure and/or a reduction in investments by its customers in the future, as well as the bankruptcy or concentration of any of them, could have a material adverse effect on the business, its results of operations, financial condition and growth expectations. In addition, América Móvil could in the future terminate its relationship with Sitios, decide to compete in the same sector by developing its own Passive Infrastructure, or contract sites with Sitios’ competitors.

If the customers of Sitios share Passive Infrastructure to a significant degree or if they are grouped or merged, the growth, revenues and ability to generate positive cash flows of Sitios could be significantly affected

Extensive sharing of infrastructure or roaming agreements among wireless service providers as an alternative to contracting Sitios’ services could have a material adverse effect on Sitios’ growth and revenues. For example, in the United States, recently merged companies have re-evaluated or announced plans to reduce duplicative segments of their networks. It is expected that something similar could happen in the markets in which Sitios will operate if certain radio communications providers merge. In addition, some of the merged companies have upgraded or are in the process of upgrading their networks, and together with other customers may decide not to renew their contracts with Sitios.

Increased competition in the telecommunications infrastructure services industry could have a material and adverse effect on Sitios

Sitios could face increased competition, which could cause the acquisition of high-quality assets to become significantly costlier and impact its ability to grow, as well as cause a decrease in its prices and operating margins. Some of the potential competitors, such as Passive Infrastructure providers that allow access to their towers, could be larger and have greater financial resources.

The telecommunications industry is highly competitive and Sitios’ customers may find numerous alternatives for leasing passive infrastructure elements. Favorable prices offered by competitors to their customers could have a material adverse effect on their lease rates and service revenues. In addition, Sitios may not be able to renew existing operating contracts with customers when their terms expire or enter into new contracts, which would have a material adverse effect on its results of operations and growth prospects. In addition, certain telecommunications service providers may choose to develop their own Passive Infrastructure without relying on Sitios’ services.

Asset prices, together with competitive pricing pressures on Passive Infrastructure leases, could hinder Sitios’ return on investment.

New technologies or changes in the business models of Sitios’ customers could make the Passive Infrastructure business less attractive and profitable, resulting in a decrease in its profits

The development and implementation of new technologies designed to increase the efficiency of telecommunication networks or changes in the business models of Sitios’ customers could reduce the need to rely on its Passive Infrastructure, reducing the demand for tower space and lowering expected occupancy rates. In addition, telecommunications operators could reduce their budget to enter into site agreements to lease Sitios’ Passive Infrastructure.

Delays or changes in the implementation or adoption of new technologies or a decrease in consumer adoption of new technologies could have a material adverse effect on the growth of Sitios

There is no assurance that new third, fourth or other generation mobile technologies will be implemented or adopted as rapidly as projected or that these new technologies will be implemented as anticipated. In addition, consumer demand for the adoption of these new technologies once they are deployed may be lower or slower than planned. These factors could have a material adverse effect on Sitios’ growth.

If Sitios is not able to protect its rights to the properties where its Passive Infrastructure is located, such situation could have a material adverse effect on its business and results of operations

The rights to the real estate on which Sitios’ Passive Infrastructure is located consist primarily of property leases and subleases, as well as usufructs, which are mostly denominated in the local currencies of the applicable jurisdictions. The loss of rights to a significant amount of real estate where the Passive Infrastructure is located could interfere with Sitios’ ability to operate towers and other elements of the Passive Infrastructure, adversely affecting its revenues.

For various reasons, Sitios may not be able to access, analyze and verify all information relating to title or possession prior to entering into a lease or any other agreement that creates an interest in a property on which it will locate a tower, which may create uncertainty as to the sufficiency and security of Sitios’ interest in the relevant property, as well as affect its rights to enter and operate on that property. Sitios may face disputes with property owners or authorities regarding leases or land on which the Passive Infrastructure is located, which may result in an impairment of Sitios’ ability to enter and operate certain sites and may even result in a dispossession of the property on which it has located the Passive Infrastructure.

In addition, the rights to the properties may not be enforceable against third parties and Sitios may be unable to maintain them in the face of claims by persons having a better right to the properties. For various reasons, landlords may decide not to honor or renew leases they have entered into with Sitios. The average term of the leases that have been entered into is between 7 and 10 years, and Sitios will to seek to increase that term. The inability to protect Sitios’ rights to the properties could have a material adverse effect on its business, results of operations or financial condition.

The rights to the real estate where Sitios’ Passive Infrastructure is located may have a shorter expiration term than the term of the agreements for the shared use of such Passive Infrastructure

Some of the rights to the real estate on which Sitios’ Passive Infrastructure is located may have shorter expiration terms than the expiration terms of the Passive Infrastructure sharing agreements that Sitios has entered into with customers. In such cases, best efforts will be made to renew those agreements or, as the case may be, to offer Sitios’ customers a relocation of access to the Passive Infrastructure. Sitios cannot assure you that suppliers or customers will agree and customers may terminate early the site access agreements they have entered into with Sitios, which could cause a material adverse effect, a decrease in the results of operations and an impairment of Sitios’ financial condition.

Costs could increase and revenues decrease due to perceptions of health risks from radio emissions, especially if those risk perceptions prove to be well-founded

Public perception of potential health risks associated with cellular telephones and other wireless communications could hinder the growth of radio communications service companies. In particular, negative public perception of health risks, as well as regulation related to such risks, could compromise market acceptance of wireless communications and increase opposition to the development of Passive Infrastructure. The potential relationship between the emission of radio frequencies and certain health or environmental effects have been the subject of studies by the scientific community in recent years, and numerous health damage lawsuits have been filed against wireless carriers and manufacturers of the corresponding equipment. If a scientific study or a court decision were to show that radio frequencies pose health risks to consumers, it could adversely affect telecommunications operators and the markets for wireless or related telecommunications services, which could have a material adverse effect on Sitios’ business, results of operations and financial condition.

Failure by Sitios to comply with the laws and regulations applicable to its business, which may change at any time, could result in penalties and even the loss of certain rights within certain areas of its business

Sitios’ business is regulated by various laws and regulations. Any failure by Sitios to comply with regulations could result in the imposition of penalties and damages. There can be no assurance that current or future legislation and regulation, including on tax matters, will not restrict Sitios’ business or cause it to incur additional costs. These factors could have a material adverse effect on its business.

Sitios’ Passive Infrastructure could be affected by natural disasters and other unexpected events for which its insurance does not provide adequate coverage

Sitios’ Passive Infrastructure is subject to risks associated with natural disasters, such as storms, tornadoes, floods, hurricanes, earthquakes, earthquakes and fires, as well as other unexpected events, such as sabotage, theft or vandalism. Any damage or loss to elements of Sitios’ Passive Infrastructure or its databases could affect its ability to provide services to customers. Although Sitios will have insurance coverage for natural disasters, such coverage may be insufficient or inadequate to cover the costs of repair or reconstruction of force majeure events.

Sitios is a holding company that, although it will generate income on its own account, will depend on dividends and other resources from subsidiaries to pay dividends to its shareholders, to the extent that it decides to do so

Sitios is a holding company and its operations are conducted primarily through its subsidiaries. As a result, its ability to pay dividends depends primarily on the ability of its subsidiaries to generate revenues and pay dividends to it.

The payment of dividends by Sitios’ subsidiaries also depends on its subsidiaries’ earnings and business considerations. In addition, the right of Sitios to receive any assets of any subsidiary as a shareholder of such subsidiary, its liquidation or reorganization, will be effectively subordinated to the rights of the creditors of such subsidiary, including trade creditors.

The delay, failure or refusal of various levels of government to grant the operating subsidiaries of Sitios permits and licenses for the operation and expansion of its Passive Infrastructure network could adversely affect its financial condition, results of operations and have a material adverse effect on its business

In the markets in which Sitios operates or will operate, there may not be a regime that provides certainty with respect to permits, authorizations and licenses for the installation of radio communications sites and the determination of the respective costs. Because authorities at different levels of government may from time to time establish different requirements for obtaining specific authorizations, often concurrent at the same location, Sitios may not be able to execute its expansion plans on schedule or at all if it does not obtain the required authorizations from different levels of government. The delay, lack or denial of the necessary authorizations to maintain and expand Sitios’ network could adversely affect its ability to install or maintain radio communication sites, resulting in a material adverse effect, a decrease in operating results and an impairment of Sitios’ financial condition.

If Sitios is unable to renew the site agreements or enter into new site agreements with respect to the available space on the Passive Infrastructure owned by the Operating Subsidiaries, or if Sitios is unable to maintain the rates, Sitios’ profits could be adversely affected.

Sitios cannot assure you that all site agreements will be renewed when their term expires and/or that new agreements will be entered into or entered into at the same or higher rates. Sitios cannot assure that new site agreements may be entered into on favorable terms, or at all. In addition, Sitios will continue to develop and acquire sites as part of its growth strategy. To the extent that the capacity to host customers on the Passive Infrastructure, which the Operating Subsidiaries own, remains unoccupied for extended periods of time, Sitios may receive lower or no revenues from such sites, which could affect financial condition and results of operations.

Site agreements may cause Sitios to not receive revenues in the event that the sites are damaged, in whole or in part. In the event that some or all of the sites are damaged, in whole or in part, as a result of various circumstances, including natural disasters, Sitios may not be able to continue to receive revenues, which could have a material adverse effect on its financial condition and results of operations.

Sitios is exposed to risks arising from the development, maintenance and expansion of its passive infrastructure, including the need for ongoing capital expenditures.

Sitios’ ability to maintain high levels of service depends on its ability to develop, maintain and expand the Passive Infrastructure. This situation requires significant amounts of capital, various long-term expenditures and depends on its ability to assess the condition of its Passive Infrastructure assets, as well as to obtain sufficient financing to fund these maintenance and expansion projects.

It is difficult to accurately estimate the technical life of its Passive Infrastructure assets as each telecommunications tower is comprised of different elements, each with a different technical life. Capital expenditures related to the maintenance of the Passive Infrastructure are expected to be relatively stable, however, these may vary from time to time based on factors such as the cost of machinery, construction work and connections to power grids. New ways of providing services or the implementation of new technologies related to Passive Infrastructure may also require higher levels of capital expenditure. Any significant increase in its capital requirements could have a material adverse effect on its profitability.

Under the service agreements with AMX, there are limited circumstances in which it can support certain capital expenditures in connection with upgrades to existing sites occupied by AMX’s operators. Otherwise, Sitios expects to fund its future capital expenditures through various means, including internally generated cash flows and/or external borrowings. The actual amount and timing of its future capital requirements may differ from its estimates as a result of, among other things, (i) unforeseen delays or cost overruns in the implementation of measures responding to regulatory reforms, (ii) unforeseen expenses, (iii) engineering and design adjustments, or (iv) technological changes, such as those resulting from the unexpected demise of technologies. There can be no assurance that funding from outside sources will be available at the time or in the amounts necessary or at competitive rates to meet its needs in connection with these matters.

If Sitios is unable to obtain financing for the referenced capital expenditures, such a situation could limit its ability to maintain its current operations, build new sites for its customers, respond to regulatory or technological changes, or even expand in the future, which could have a material adverse effect on its business, financial condition and results of operations.

Sitios is exposed to risks related to the development of new sites

Sitios is exposed to risks related to its Passive Infrastructure development activities, which could adversely affect its business, financial condition and results of operations, including, among others:

•	exploration of development opportunities may be abandoned and investments related to the investigation and valuation of such opportunities may not materialize;

•	it may not be able to install its sites in suitable locations;

•	due to the increase in the cost of land use, its activities may not be as profitable as expected;

•	it may not be able to obtain or modify, or it may experience delays and additional costs in obtaining or modifying, the necessary facilities, authorizations and permits;

•	feasibility studies for the development of new sites could prove to be incorrect when implemented;

•	development costs could be higher than expected;

•	sites or their construction could be affected by natural disasters, which would not allow it to complete them according to its estimates;

•	it may not be able to find customers for new sites; and

•	it may not be able to collect payment of fees from new customers.

These risks could result in substantial and unexpected expenses or delays and, under certain circumstances, could prevent the completion of projects Sitios has started, any of which could adversely affect its business, financial condition and results of operations.

Sitios may not be able to successfully execute its growth strategy or effectively drive its growth

Sitios expects to grow its business by leasing Passive Infrastructure, building and developing new infrastructure and services to serve an increasing number of customers. It also intends to pursue strategic acquisitions in existing or new markets.

Sitios’ ability to compete for leases in the market and to increase the number of leases at its sites may be affected by a number of factors beyond its control, including slowdowns in economic growth in certain regions, or a reduction in demand for mobile communications services, the inability to compete effectively with other participants in the Latin American telecommunications infrastructure industry, the development and implementation of new technologies that could reduce the number and need for mobile transmission services per tower and therefore cause a reduction in demand for site space, the inability to renegotiate leases to allow for lease ups and the loss of customers due to mergers or consolidations among mobile network operators that could result in a decrease in the number of mobile transmission services per tower and therefore cause a reduction in demand for site space, the inability to renegotiate leases to allow for lease ups and the loss of customers due to mergers or consolidations among mobile network operators that could result in a decrease in the leasing needs of the consolidated companies. As a result, there can be no assurance that Sitios will be able to continue to add tenants to its existing portfolio or to enter into leases in a timely and cost-effective manner.

In addition, Sitios’ future revenues and cash flows are supported by commitments from clients to engage its services and thereby encourage the construction of new custom sites for such clients. Its ability to build new custom sites on time and on budget, and its ability to grow its revenues as planned, or to obtain an acceptable return from these new custom sites is subject to a number of risks. Many of these risks are beyond Sitios’ control, including the need to obtain regulatory approvals, the availability of equipment and personnel, accidents and equipment failures, adverse weather, unexpected or uncontrollable cost increases, as well as other risks related to the deployment of new custom sites on time and within budget, especially in relation to the timing of contractually agreed upon with its customers, which, if not met, could result in penalties depending on the terms of the underlying contractual arrangements.

There can be no assurance that all individual custom sites will be commercially viable, that it will overcome construction setbacks, that custom sites will be completed in accordance with the requirements of the customers in turn, or that Sitios will be able to fund capital expenditures associated with built-to-suit activities. Similarly, Sitios’ customers may cancel custom site deployments, adversely affecting its ability to grow its portfolio of sites. If it fails to meet custom obligations related to commitments to its customers, or if it’s are unable to achieve anticipated results in the implementation of such commitments, its revenues could be materially adversely affected.

Sitios’ ability to grow through strategic acquisitions will also depend on a number of factors beyond its control, including its ability to identify suitable and available targets at an acceptable cost, reach agreements with counterparties on commercially reasonable terms and secure financing to complete major acquisitions or investments. In some circumstances, it will also depend on the willingness of mobile network operators to engage with Sitios on site acquisitions on terms that meet its investment criteria.

To the extent Sitios builds or acquires new sites, it will be subject to a number of risks and uncertainties, including potential borrowings to finance such expansions or acquisitions, the absence of expected returns and financial targets, potential problems with the effective integration of acquired site portfolios, increases in costs, assumed liabilities, potential regulatory issues applicable to the telecommunications industry, or the diversion of its management’s time and resources.

Achieving the expected benefits from potential acquisitions depends in part on the efficient and timely integration of operations, infrastructure and personnel. Integration could be difficult to achieve and unpredictable for a number of reasons, including, among others, different systems and processes, cultural differences, common business practices and conflicting policies, as well as the tying of procedures and operations. The benefits of any acquisition could take a considerable period of time to develop and there can be no assurance that any particular transaction will produce the effects or benefits expected by us. For example, there can be no assurance that the integration of the sites business will not result in operational challenges. In addition, the integration of businesses could place a significant burden on internal management and resources, including through the possible loss or unavailability of key personnel.

Sitios may acquire minority interests in other companies in the future or enter into joint venture agreements. The potential acquisition of minority interests in other companies or the entering into of alliance or joint venture agreements could result in the absence of expected returns or the relevant investment is not achieved due to its lack of control over the relevant investment vehicle. Such situations could occur if the interests of other shareholders are not aligned with Sitios’, if the underlying business does not perform as expected due to deterioration in the value of such investment or for other unforeseeable reasons.

As a result, Sitios’ expansion initiatives may not proceed according to its plans, which could have a material adverse effect on its business, financial condition and results of operations.

Sitios may not be able to successfully expand its operations into other markets

Sitios continually evaluates future business opportunities and expansion and investment possibilities both within and outside the markets in which it currently operates. If the opportunity arises, it may expand its operations into new markets outside of its current markets. In this case, in addition to the risks inherent in its business, Sitios may not have the same level of knowledge of the dynamics and conditions of new markets, which could adversely affect its ability to grow or operate in those markets. In addition, it may not be able to create robust demand for its infrastructure, which could negatively affect its profitability. It is also possible that the expected returns on future investments that it decides to undertake in new markets may not be fully achieved as a result of negative market conditions and other factors, or that estimated projects may not be completed in a timely manner, for reasons beyond its control.

In addition, expansion into new territories and markets involves the need to obtain permits and approvals to operate Sitios’ business and/or build and operate its infrastructure in such new territories and markets. The inability to obtain, renew or maintain such permits and/or approvals could have an adverse effect on its business, financial condition, results of operations and prospects.

In addition, each country or market in which Sitios may enter in the future will present particular conditions that may impact its overall performance, such as interest rate fluctuations, currency fluctuations, trade barriers, inflation, changes in consumer habits, political and social instability, new legal and tax frameworks, among others. Sitios cannot assure that the future development of economic conditions in the countries where it decides to invest or enter, over which it has no control, will not have an adverse effect on its operations.

Significant increases in its costs or its inability to achieve expected cost reductions and efficiencies could adversely affect Sitios’ profit margins.

Land leases and operating expenses constitute Sitios’ principal costs, which include maintenance costs, personnel costs and other operating expenses.

Land lease costs are comprised of the rents Sitios pays to landlords to locate telecommunications infrastructure on their property. Lease cost is its largest single cost and, therefore, its largest efficiency opportunity. The renewal of a large portion of land leases in a one-year period could require significant upfront rental payments to be made in advance of such renewal, which could reduce its operating cash flows for that particular renewal period.

Sitios’ other costs consist of maintenance costs, personnel costs and operating expenses. In most of its operations, Sitios incurs maintenance costs with AMX under long-term service agreements. The long-term service agreements have been entered into between subsidiaries of AMX and Sitios’ local Operating Subsidiary in the applicable countries. Under these contracts, AMX allows Sitios, among other things, to access the services of third-party service providers with whom AMX has contracted through a small number of regional or national maintenance contracts in each market. The majority of the operation and maintenance (O&M) contracts are about to end in 2022. Sitios plans to negotiate separate contracts directly with third-party suppliers thereafter. The new O&M contracts may be negotiated on terms less favorable to us, which could result in increases in its maintenance costs.

Personnel costs include wages and salaries, social security contributions, share-based compensation, retirement benefits, as well as other unforeseen expenses or unanticipated commitments.

Other operating expenses include energy costs, costs under transitional service agreements entered into between its Operating Subsidiary and the local operating company in the relevant market, costs under long-term service agreements, costs under certain support agreements entered into between its subsidiaries and subsidiaries of América Móvil, and other general and administrative costs. In addition to energy costs, other costs are largely fixed and increase primarily as a function of inflation in each relevant market. Sitios incurs energy costs in connection with the energy consumed by its customers’ active equipment (“Active Energy”) and their own Passive Infrastructure (“Passive Energy”). While Active Energy costs are passed through to its customers based on consumption, with no margin to Sitios, Passive Energy costs are generally amortized by fixed annual site fees charged in each of the applicable markets. In most operations, energy is provided for each site directly from energy suppliers.

While there is a fixed element to its cost base, there are also certain costs that increase in line with inflation, and there remains a risk that certain vulnerable costs may increase more rapidly than expected, or that certain fixed cost agreements may need to be renegotiated upon expiration. Thus, there can be no assurance that its costs will not increase in the future or that it will be able to successfully pass on any cost increases to its customers. In particular, any increases in excess of the caps provided for inflation-linked rate increases under its service contracts with AMX and other customer contracts could reduce its operating margins and cash flows and could have a material adverse effect on Sitios’ financial condition and results of operations.

In addition, as part of Sitios’ strategy, it will seek to improve its margins by reducing land leases, maintenance and energy costs. Sitios has a land lease optimization program under which it seeks to reduce land lease costs through selective acquisitions of the land on which some of its sites are located or through securing long-term rights to use land or property on terms that increase its margins. The land-lease optimization program is expected to increase the attractiveness of its sites by reducing long-term costs and securing long-term land ownership. Sitios are also focused on improving its maintenance costs as well as its energy efficiency.

The failure or inability to implement these cost efficiency measures, any unexpected increase in expenditures to carry out any of these initiatives, or the inability to achieve the cost reductions or other financial or performance benefits expected from any of these efficiencies, could have a material adverse effect on its margins, financial condition and results of operations.

Sitios has no experience with operations in jurisdictions outside of Argentina, Brazil, Chile, Costa Rica, Ecuador, El Salvador, Guatemala, Honduras, Nicaragua, Panama, Paraguay, Peru, Puerto Rico and Uruguay.

Sitios does not have experience with operations in jurisdictions other than Argentina, Brazil, Chile, Costa Rica, Ecuador, El Salvador, Guatemala, Honduras, Nicaragua, Panama, Paraguay, Peru, Puerto Rico and Uruguay; therefore, it may not be able to develop the necessary relationships with authorities, employees and/or customers. Other factors relevant to its business, such as applicable laws and regulations, may be significantly different from those of its competitors.

Other factors relevant to its business, such as applicable laws and regulations, may be significantly different from those that apply to operations in the markets in which it currently operates. If it expands its operations outside the aforementioned countries, any delay or inability to adapt and comply with the relevant operating and regulatory environment could have an adverse effect on its business, results of operations and financial condition.

Sitios relies on key personnel

Sitios believes that its management team brings significant experience to the management and growth of its business. The success of the business and Sitios’ ability to execute its business strategy will depend on the efforts of its management team. If the employment relationship with one or more of these key figures is terminated for any reason, there is no guarantee that Sitios will be able to replace such executive in the short term with personnel of comparable experience and qualifications. Any material delay in replacing these individuals could have a material adverse effect on Sitios’ operations, as well as on the public perception of the soundness of its business.

Sitios’ success also depends on its ability to hire, train and retain competent and committed personnel. As the business continues to grow, Sitios will need to attract additional employees who meet a certain level of preparation, aptitude and experience. Competition in the market for highly trained managers and qualified technical personnel is extremely intense throughout Latin America, and Sitios may not be able to attract and retain a sufficient number of skilled and motivated employees. Any failure to do so could have a material adverse effect on the operation of Sitios’ business.

A deterioration in relations with its employees or union members could impact Sitios’ business and reputation.

Sitios strives to maintain good relations with its employees, labor unions, employee representative bodies, and other labor relations stakeholders in order to successfully conduct its business activities. In some of the markets in which it operates, Sitios is, or may in the future be, required to comply with collective bargaining agreements with labor unions and other employee representative bodies.

Any deterioration of these labor relations, including strikes, work stoppages or other types of conflicts with employees or their unions, could adversely affect Sitios’ operations. In addition, once collective bargaining agreements expire or need to be renegotiated, Sitios may not be able to enter into new agreements on terms and conditions it deems reasonable, or without strikes, work stoppages or similar actions. Strikes, disputes, work stoppages or other actions of a labor nature could disrupt Sitios’ business activities, damage its reputation and adversely affect its relationships with customers, a situation that could have a material adverse effect on its business, financial condition and results of operations.

The aforementioned collective bargaining agreements may, or may in the future, impose certain obligations and restrictions on Sitios that adversely affect its flexibility to carry out workforce adjustments, restructurings, reorganizations and similar corporate actions in a timely manner or at all. For example, in certain markets in which Sitios operates, in addition to the protections generally enjoyed by its employees under applicable labor laws, some of the employees have some type of special protection against possible dismissal, including various commitments contained in collective bargaining agreements, which means that ordinary dismissals of these employees will be subject to additional regulatory or contractual restrictions.

In addition, any corporate restructuring or reorganization that Sitios may undertake may strain relations with employees and their representatives. This may make it difficult to subsequently negotiate, renew or extend collective bargaining agreements in a favorable and timely manner. Sitios could also be forced to govern its labor relations by new collective bargaining agreements, which could increase Sitios’ operating costs. The inability to negotiate wages and other key labor conditions that are reasonable and fair from Sitios’ point of view, in a manner that avoids collective labor actions, could have a material adverse effect on Sitios’ business, financial condition and results of operations.

Sitios’ service agreements may not be renewed, may be terminated, may be renewed on terms less favorable to it or may be subject to disputes.

Sitios’ service contracts have an initial term of between 5 and 10 years and are automatically renewed after the original term for additional periods of similar duration, subject to the right of the customer in turn not to extend the contract at the end of each term.

Customers will also have the right to terminate a service contract to which it is a party by giving written notice in certain limited circumstances, including: failure to provide, deliver and enforce applicable warranties and insurance; in the event of liquidation, insolvency or bankruptcy; in the event of the provision of false information; as well as, in the event of failure to fulfill obligations to make good and/or indemnify. The client may also terminate its service contract in the event of a material breach by Sitios of certain obligations. In the event that a customer decides to exercise its right not to renew or to terminate one or more of the service contracts that, individually or in the aggregate, represent a material amount of Sitios’ revenues, or to exercise its right to abandon a significant number of sites, it could result in a material decrease in Sitios’ revenues, which in turn could have a material adverse effect on its business, financial condition and results of operations.

If any major customer terminates its service contracts with any of Sitios’ subsidiaries, or abandons a significant number of sites, this could result in a material decrease in the revenues of such subsidiaries, which would impact the value of Sitios’ investments in, and dividends received from, the respective subsidiaries.

Transactions with derivative financial instruments.

Sitios may use derivative financial instruments to manage the risk profile related to interest rates and exchange rate exposure, reduce financing costs, access alternative sources of financing and enter into hedges to cover, manage and mitigate risks related to its activities. The use of such instruments could result in losses in the valuation results of hedging instruments. In addition, Sitios would run the risk that the credit quality of the counterparties to such derivative financial instruments could deteriorate significantly. This could prevent the counterparties from meeting their obligations to us, which would expose them to market risk and could have a material adverse effect.

Sitios intends to analyze the use of derivative financial instruments in the future. As a result, it may suffer losses and be required to make cash payments, or deliver cash as collateral in the future, in connection with such derivative financial instruments.

Related Party Transactions.

Sitios enters into and/or will enter into transactions with related parties in the ordinary course of business. It has adopted measures to ensure that all transactions it enters into with related parties are entered into on market terms and it will request, if necessary, transfer pricing studies in connection with such transactions; likewise, those transactions with related parties that due to their amount or nature require it, must be previously approved by its corporate bodies. Notwithstanding the foregoing, Sitios cannot guarantee that transactions it enters into with related parties will not result in conflicts of interest.

Sitios is subject to anti-corruption, anti-bribery and anti-money laundering laws in the countries in which it operates. A violation of any of those laws or regulations could have a material and adverse impact on its reputation and results of operations and financial condition.

Sitios is subject to anti-corruption, anti-bribery, and anti-money laundering laws in the jurisdictions in which it operates, as well as other international laws and regulations. In addition, it is subject to regulations that establish economic sanctions and restrict its ability to do business with certain governments, entities and individuals. Sitios cannot assure you that its internal policies and procedures will be sufficient to prevent or detect improper practices, fraud or violations of law by affiliates, subsidiaries, employees, directors, officers, partners, agents or service providers, or that any such persons will not take action in violation of such policies and procedures. Any violation by Sitios of anti-bribery, anti-corruption, antitrust or anti-trust laws or regulations establishing penalties could have a material and adverse effect on its business, reputation, results of operations and financial condition.

Sitios is subject to general litigation risk.

On an ongoing basis, Sitios is exposed to litigation arising in the ordinary course of its business or otherwise. Such litigation may include class action lawsuits involving customers, shareholders, employees, tax authorities or other third parties who may have suffered physical harm, and/or claims relating to commercial, labor, employment, competition, securities, tax or other matters.

In addition, the process of defending litigation or claims, even if a favorable judgment is obtained, may be costly and such cost may approach the amount of damages being sought. Litigation may also expose Sitios to negative publicity, which could adversely affect its brands and reputation, as well as its customers’ preference. Sitios may also face claims or expenses for matters that, although they may be covered by insurance companies, are rejected by them, or are risks that may not be fully insured, or matters that are simply not insurable. Litigation trends, expenses and outcomes cannot be predicted with certainty and such trends, expenses and outcomes could have a material adverse effect on its business, reputation, financial condition and results of operations.

FORWARD-LOOKING STATEMENTS

Some of the information contained or incorporated by reference in this Information Statement constitutes “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Although Sitios has based these forward-looking statements on its expectations and projections about future events, it is possible that actual events may differ materially from its expectations. Examples of such forward-looking statements include:

•	statements with respect to the Spin-off;

•	projections with respect to Sitios’ business, operating and financial performance, capital stock structure and financial ratios;

•	statements regarding Sitios’ plans, objectives or goals, including statements regarding acquisitions, competition and rates;

•	statements related to regulatory matters;

•	statements regarding the impact of the COVID-19 pandemic;

•	statements regarding the future economic performance of Sitios, Latin America as a region or any country in which Sitios currently operates;

•	statements about competitive developments in the industry in which it operates;

•	other descriptions of factors or trends affecting the industry in general and Sitios’ financial condition in particular; and

•	statements with respect to the assumptions on which all of the above is based.

Sitios uses words such as “consider”, “anticipate”, “plan”, “expect”, “intend”, “target”, “estimate”, “project”, “predict”, “forecast”, “guideline”, “should” and other similar expressions to identify forward-looking statements, but they are not the only way Sitios identifies such statements.

Forward-looking statements involve inherent risks and uncertainties. Sitios cautions you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in Sitios’ forward-looking statements. Some of these factors are discussed in the “Risk Factors” section of this Information Statement. Some of these factors include the economic situation, political situation and governmental policies of the countries in which Sitios operates, the COVID-19 pandemic, inflation rates, exchange rates, legislative reforms, technological improvements, consumer demand and competition. Sitios cautions you that the foregoing list is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. You should evaluate any statements made by Sitios in light of these important factors.

Forward-looking statements speak only as of the date they are made. Sitios undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason, except regarding those relevant events established by the Mexican General Provisions and the Mexican Securities Market Law.

HISTORY AND DEVELOPMENT OF SITIOS

Sitios’ corporate name is Sitios Latinoamérica, S.A.B. de C.V., while its trade name is “LASITE”. Sitios is principally engaged in the construction, installation, maintenance, operation and direct marketing of various types of towers and other support structures, as well as physical spaces and other non-electronic elements that comprise the Passive Infrastructure for the installation of radiant radio communications equipment and other Active Infrastructure, as well as the provision of other related services directly or indirectly related to the telecommunications sector.

Under this business perspective, the Operating Subsidiaries, as owners of the Passive Infrastructure, will grant access and use to both América Móvil’s subsidiaries and third-party radio communications service providers in the Latin American countries in which Sitios operates.

The following chronology generically describes the main corporate events that resulted in the incorporation of Sitios, as well as its main subsidiaries:

(i)

Approval of the board of directors of América Móvil. On February 9, 2021, the board of directors of América Móvil resolved, among other matters, to initiate the necessary and appropriate processes to separate certain assets consisting of Passive Infrastructure related to its wireless operation in Latin America and thereby allow its commercialization to third parties;

(ii)

Extraordinary general shareholders’ meeting of América Móvil. On September 29, 2021, an extraordinary general shareholders’ meeting was held at which it was resolved, subject to the fulfillment of certain conditions precedent, to approve the Spin-off and, accordingly, to transfer certain assets, liabilities and capital to Sitios;

(iii)

Confirmation of criteria issued by the Mexican Tax Administration Service (Servicio de Administración Tributaria). On August 1, 2022, the Mexican Tax Administration Service issued a resolution in which it confirmed, among other aspects, the interpretation of the tax provisions held by América Móvil and its Mexican resident subsidiaries named Sercotel, S.A. de C.V., Amov Ecuador S.A., AMX Ecuador, S.A. de C.V., Amov I, S.A. de C.V., Controladora de Servicios de Telecomunicaciones, S.A. to the effect that:

a.

The Spin-Off complies with the shareholder permanence requirement set forth in paragraph a) of section II of Article 14-B of the Mexican Federal Fiscal Code, in the event that the shareholders owning at least fifty-one percent (51%) of the shares representing the capital stock of América Móvil and Sitios are the same, during the period set forth in such legal provision, considering for the computation of such percentage, the shares set forth in such provision;

b.

the spin-offs of those AMX subsidiaries with residence abroad through which the assets, liabilities and capital stock of the Passive Infrastructure are contributed do not produce income for purposes of Chapter I of Title VI of the Mexican Income Tax Law; and

c.

the possible increases in the value of the equity of Torres Brasil, an Operating Subsidiary in Brazil, that may result from any legal event or act prior to the Spin-off, do not produce a capital gain for the shareholders of Torres Brasil, until such time as the shares of the latter company are disposed of.

(v)

Incorporation of Sitios. On August 8, 2022, Sitios was incorporated as a stock corporation with variable capital, organized under the laws of Mexico, whose registered office is located in Mexico City, Mexico (it may establish offices, branches, agencies, terminals, facilities and any other operation in any part of Mexico or abroad). Likewise, and in accordance with the provisions of article four of its bylaws, the duration of Sitios is indefinite.

The Spin-off involves a variety of actions in various jurisdictions, some of which are beyond Sitios’ control. Consequently, consummation of the Spin-off in the various jurisdictions may be delayed or on terms different from those contemplated by Sitios. In addition, under the spin-off agreements, if, as a result of the Spin-off, there is any impediment, whether regulatory, legal or otherwise, to the transfer of any of the assets to Sitios, the relevant asset may not be transferred and, consequently, may remain with América Móvil. Additionally, in the event that assets and liabilities that were not, or should not have been, part of the Spin-off are inadvertently transferred or not transferred, both companies will use their best efforts to, as soon as reasonably possible, as soon as either party becomes aware of the situation and notifies the other, transfer the asset and/or liability in question to its original party.

The following chart shows the post Spin-off organizational structure of Sitios:

Sitios’ main offices are located in Avenida Paseo de las Palmas 781, Lomas de Chapultepec III Seccion, Miguel Hidalgo, 11000, Mexico City, Mexico. Its telephone number at that address is +52 (55) 1169 1251.

DESCRIPTION OF THE BUSINESS

Principal Business

Sitios’ General Information

Sitios Latinoamérica, S.A.B. de C.V., is a publicly traded stock corporation with variable capital, incorporated as a result of the Spin-off as a new business unit, which will allow, through its subsidiaries, its Passive Infrastructure to be accessed and used by all operators of radio communication services in some of the Latin American markets in which América Móvil currently operates.

Sitios’ business is mainly focused on building, installing, maintaining, operating and commercializing, directly, different types of towers and other support structures, as well as physical spaces and other non-electronic elements that constitute the Passive Infrastructure, for the installation of radiant radio communications equipment and other Active Infrastructure, as well as the provision of other related services directly or indirectly related to the telecommunications sector.

As of the date of this Information Statement, the sites’ inventory that Sitios has through its Operating Subsidiaries in the various Latin American jurisdictions in which it operates is estimated to represent approximately 19% of the total sites in those jurisdictions, on an aggregate basis.1 Approximately 39% of its sites are located in Brazil, which has the largest wireless communications market in Latin America.

Sitios seeks to have better locations, increase the number of tenants, increase the number of towers and have greater efficiency in its operations to create value; these incentives are aligned with those of the telecommunications operators because they will be able to deploy new technologies, have continuity in coverage and expand their wireless network more rapidly.

Sitios’ customers are radio communications service providers, mainly concessionaires of public wireless telecommunications networks, which will use the Passive Infrastructure to install and operate Active Infrastructure.

As of the date of this Information Statement, Sitios operates in the following Latin American countries: Argentina, Brazil, Chile, Costa Rica, Ecuador, El Salvador, Guatemala, Honduras, Nicaragua, Panama, Paraguay, Peru, Puerto Rico and Uruguay, which are its main markets. However, Sitios continually evaluates business and investment opportunities that may include the expansion of its presence in territories and countries other than those in which it currently operates.

Sitios current and expected key strengths are:

•

New investment vehicle: Sitios is a new public company, independent of América Móvil, allowing investors to participate in a new business. It operates autonomously with separate management, commercial and financial objectives and has a capitalization structure tailored to the necessities of its business;

•	Independence: Sitios improves its competitive position by focusing its efforts and resources on improving and strengthening its position in the industry;

•

Market relations: Sitios maximizes the value of the Passive Infrastructure, allowing for its optimal improvement and development through a particular and independent management and making that infrastructure available to all telecommunications operators, initially, in the Latin American countries where it currently operates, entering into arms-length commercial and business relations under market conditions with such operators via medium and long-term operating agreements.

[1]	Source: TowerXchange’s CALA guide Q2 2022.

•

Leading infrastructure platform in Latin America: Sitios expects to become a leading infrastructure platform in Latin America, with a current portfolio of approximately 29,090 towers in 13 countries, making it the Passive Infrastructure operator with the largest number of sites in at least 7 of the countries in which it operates.

•

Strong and resilient demand in Latin America: Sitios believes that Latin America provides it with growth opportunities and that, in the countries in which it operates, there are significant penetration opportunities for passive site infrastructure companies. Sitios benefits from having leading positions in countries with a need for additional leases and sites. Sitios expects to build approximately 900 new sites on an aggregate basis in the markets in which it operates by 2022, of which 159 sites will be located in Peru derived from a Build to Suit agreement with América Móvil Perú, S.A.C. The tower market in Latin America is in the early stages of evolution and Sitios believes its quality infrastructure is well positioned for growth in that market. The commercialization of Passive Infrastructure in Latin America has ample growth opportunities when compared to more mature markets such as the United States, for example.

•

Solid growth platform: Sitios’ growth platform is supported by contracts, which as a general rule are linked to inflation in each jurisdiction, new construction and expansion of Sitios’ customers. In addition, operating as an independent company allows Sitios to increase the capacity utilization of its sites, with more than one user per site.

•

Attractive financial profile: Sitios believes it have opportunities to increase its margins and cash flow generation that can support distributions to its shareholders. Based on its pro forma estimates as of December 30, 2022, Sitios estimates to generate an approximate potential EBITDAaL of 2,916 million of Pesos and with a margin over site lease revenues of approximately 79.0%.

In recent years, the global trend in the telecommunications industry has been the simultaneous expansion of customers and networks. In particular, the pervasive belief was that the development of one’s own infrastructure was a strategic activity for companies in the industry because, when companies began deploying wireless networks, coverage was a mayor differentiating factor. However, the evolution of the wireless telecommunications market has led telecommunications operators, in developed and emerging markets, to redefine their strategy toward differentiation in service and independence of their Passive Infrastructure.

Such circumstances, together with the growing capital expenditures required to meet the data traffic volume, resulted in the need for telecommunication companies to adjust strategies, paving the way for operators to begin sharing towers and corresponding sites, or selling their infrastructure to third parties so that it may be more efficiently marketed.

This paradigm shift is especially important in Latin America and the Caribbean, because the penetration of fixed telephone lines in the region is relatively low compared to the rest of North America or Europe, making the deployment of wireless telephone networks more relevant. Because of this, estimates that wireless services will play an increasingly relevant role in Latin America and the Caribbean, given the demand for broadband services. In particular, the deployment of new fourth and fifth generation technologies may drive the need to introduce new networks and increase coverage. Companies such as Telefónica, Oi, Nextel and Millicom, among others, have adopted business models based on the above, and have sold more than 30 thousand wireless towers over the last few years.

Thus, there has been a surge in companies specializing in the provision of radio communications infrastructure services. According to KPMG, in 2006 in India, 100% of the towers were operated by the telecommunications operators themselves, while in 2010 approximately 85% were operated by independent companies.

In the United States, there are at least three public companies operating predominantly in the radio communications infrastructure operation sector: American Tower Corporation, Crown Castle International Corporation and SBA Communications Corporation. According to a TowerXchange report issued during November 2019, American Tower Corporation was the largest independent operator of communication and broadcast towers in North America based on the number of towers and sales; currently more than half of its sites are located outside the United States.

Generally, the main customers of these companies are the wireless communications operators with the largest market share in each of the markets, which, in the case of American Tower Corporation, represented around 95% of its U.S. sales during 2021.2

One of the ways in which those companies have grown in recent years is from the sale by wireless telecommunications operators of certain assets that formed part of their Passive Infrastructure. This wireless telecommunications operators made these sales because they determined it was more efficient and competitive to share this infrastructure and use the proceeds to finance their core business. On the other hand, there are also multiple examples of telecommunications operators spinning off their Passive Infrastructure operations in order to have two distinct, specialized businesses.

In some of the Latin American countries in which Sitios currently operates, the business of shared access and use of Passive Infrastructure and related services began some years ago and has accelerated significantly in recent years with the sale of tower portfolios by some wireless telecommunications operators. There are currently more than seven companies operating in this segment of the Latin American market, which together have more than 215 thousand towers. One of the main operators is American Tower Corporation.

In Europe, Vodafone Group, PLC recently spun off its European tower infrastructure to a new entity, Vantage Towers, to, among others, unlock value for its shareholders.3

Sitios expects to generate significant benefits, as other companies that independently offer Passive Infrastructure services have been able to do, by allowing more operators to use the telephone towers.

Environmental Performance and Climate Change

Sitios is subject to laws and regulations relating to environmental protection, health and human safety, including those laws and regulations applicable to waste management and disposal. Sitios has designed certain internal policies and procedures to ensure compliance with applicable laws, regulations and permits.

Sitios believes that its activities do not represent a significant environmental risk. Much of the carbon footprint generated in the industry in which Sitios participates can be attributed to the generation of energy necessary for Sitios’ customers to operate their Active Infrastructure installed in its towers.

For more information on environmental performance and climate change see “Applicable Legislation” and “Taxation” sections of the Information Statement.

[2]	Source: 2021 American Tower Annual Report.
[3]	Source: https://www.vodafone.com/news/press-release/create-europe-largest-tower-company-unlocking-value-for-shareholders

Competitive Advantages

Sitios is convinced that the following competitive advantages constitute positive differentiators with respect to the rest of the industry and contribute to the maintenance and expansion of the position it holds today in the markets in which it operates:

Unique Business Model: Sitios focuses on a single business model, which will provide the following benefits:

a. Increased Profitability. Since most wireless telecommunications operators consider it advantageous to share the Passive Infrastructure, instead of individually assuming the costs of installation and administration of this segment of the industry, this opens the possibility for its assets to be marketed to more than one operator, thus increasing the number of customers, as well as the value and profitability of its assets and investments;

b. Growth Opportunity. By distributing costs and investments among a larger number of wireless telephone operators, they will have the capacity to extend their active infrastructure in locations where there is currently no network coverage, which would increase the demand for Sitios’ services;

c. Business Differentiated by Stability. Sitios operates a business with greater stability. Typically, companies in this market are able to foresee their revenues and long-term costs more accurately in advance than telecommunications operators, since new contracts for tower space have a term of approximately ten years. The result is an ideal vehicle for investors seeking greater stability in the generation and distribution of profits;

d. Competitive Benefit. Since existing and new telecommunication operators can take advantage of previously deployed Passive Infrastructure, such operators can develop and scale their businesses more rapidly, benefiting infrastructure operators such as Sitios, since the increase in the number and size of telecommunications operators in the industry increases the occupancy rates of Sitios’ Passive Infrastructure, strengthening the demand for the services offered and increasing the rate of return on Sitios’ assets;

e. Operations Improvement. By focusing on the operation of a service useful to the telecommunications sector, Sitios’ management and employees are able to dedicate their efforts to developing a company that is distinguished by its quality of operation, which translates into benefits for its customers and, ultimately, for end users; and

f. Diversity of Strategies. A variety of strategies are available to increase the profitability of Sitios’ business, either directly or through subsidiaries, including emphasizing (i) cost reduction through efficient resource management, (ii) optimal operation and maintenance of sites, (iii) better planning for new site requirements, mobile operators’ demand and technological requirements, (iv) management of its contractual relationships with customers and suppliers, (v) incorporation of new platforms to improve service to its tenants and (vi) continuous improvement in its construction processes.

2.- Growing Market. It is anticipated that the explosion in data traffic for smart phones will continue to drive demand for more radio infrastructure. Mobile operators will have to continue to invest in expanding their network capacity to keep pace with the increase in demand for data plans, as well as the migration of users to fourth and fifth generation platforms.

Corporate Structure

Sitios is a holding company that conducts its business through its subsidiaries. The following table sets forth its current corporate structure and its principal Operating Subsidiaries.

Main Offices

Its main offices are located at Avenida Paseo de las Palmas 781, Lomas de Chapultepec III Seccion, Miguel Hidalgo, 11000, Mexico City, Mexico. Its telephone number at that address is +52 (55) 1169 1251.

For further information on the percentage of ownership of the shares representing the capital stock of Sitios’ subsidiaries, see the “Corporate Structure” section of this Information Statement.

Conditions of access to Towers, framework agreements and site agreements

(a)	Framework Service Agreements and Site Agreements

Sitios’ main business consists of constructing, installing, maintaining and providing access to its towers and other support structures, as well as physical space for the location of towers and other non-electronic components, through long-term site agreements. The sites business of Sitios represent the entirety of Sitios’ revenues.

(b)	Framework agreements for the provision of Passive Infrastructure services

The following table includes a description of the framework agreements for the provision of Passive Infrastructure services that Sitios have entered into with América Móvil’s subsidiaries in each of the countries in which it operates. Unless otherwise indicated below, these agreements have an initial mandatory term and will automatically renew for an additional term for the same number of years, unless the operator notifies us of its intention not to renew.

Framework agreements for the provision of Passive Infrastructure services
No.	Country	Parties	Execution Date	Term	Renewal	Currency	Index Inflation

1	Guatemala	• Sites Guatemala, S.A. • Telecomunicaciones de Guatemala, S.A.	December 22, 2020	10 years	Automatic	Dollar	Consumer Price Index U.S.
		• Sites Guatemala, S.A. • Claro Guatemala, S.A.			Automatic

2	Costa Rica	• Sites Telecomunicaciones Costa Rica, S.A. • Claro CR Telecomunicaciones, S.A.	December 22, 2020	10 years	Automatic	Dollar	Consumer Price Index U.S.

3	Panama	• Sites Telecomunicaciones Panamá, S.A. • Claro Panamá, S.A.	December 22, 2020, as amended on July 16, 2021	10 years	Automatic	Dollar	Fixed at 2% per year

4	El Salvador	• Sites El Salvador, S.A. de C.V. • Compañía de Telecomunicaciones de El Salvador, S.A. de C.V.	May 26, 2021	10 years	Automatic	Dollar	Consumer Price Index U.S.

5	Honduras	• Sites Honduras, S.A. de C.V. • Servicios de Comunicaciones de Honduras, S.A. de C.V.	May 28, 2021	10 years	Automatic	Dollar	Consumer Price Index U.S.

6	Paraguay	• AMX Paraguay, S.A. • Sitios Telecomunicaciones Paraguay, S.A.	August 31, 2021	10 years	At operator’s request	Dollar	Consumer Price Index U.S.

7	Uruguay	• AM Wireless Uruguay, S.A. • Sitios Telecomunicaciones Uruguay, S.A. (formerly Veladrik, S.A.)	September 1, 2021	10 years	At operator’s request	Dollar	Consumer Price Index U.S.

8	Argentina	• AMX Argentina, S.A. • Sitios Argentina, S.A. (formerly Arrendadora Móvil Argentina, S.A.)	November 30, 2021	10 years	At operator’s request	Dollar	Consumer Price Index U.S.

9	Chile	• Claro Chile, S.A. • Sites Chile, S.A.	May 24, 2021	5 years	Automatic	Unidades de Fomento (UF)	Chilean inflation

10	Ecuador	• Consorcio Ecuatoriano de Telecomunicaciones, S.A. • Sites Ecuador (ECU-Sites), S.A.S.	April 8, 2021	10 years	Automatic	Dollar	Consumer Price Index U.S.

11	Nicaragua	• Nicaraguan Telecommunications Company, S.A. • Sites Nicaragua, S.A.	November 30, 2021	10 years	Automatic	Dollar	Consumer Price Index U.S.

12	Puerto Rico	• Puerto Rico Telephone Company, Inc. • Sites Puerto Rico, LLC	May 31, 2021	10 years	Automatic	Dollar	Consumer Price Index U.S.

13	Brazil	• Claro, S.A. • Torres Brasil	August 3, 2021	10 years	Automatic	Brazilian Real	Brazilian inflation

Sitios will seek to enter into site agreements with third parties in addition to AMX. It expects that such agreements with other telecommunications operators will be on substantially the same terms as the existing agreements Sitios has with AMX’s subsidiaries. Sitios strategy will focus on increasing the number of customers using each of Sitios sites, increasing the number of sites in its portfolio and maximizing the efficiency of their operations. Sitios believes that these goals are aligned with those of its wireless communications operator customers as they continually seek to deploy new technologies, have continuity of coverage, and rapidly expand their mobile networks.

(c)	Site Agreements

Each site agreement governing the use of a site by a given customer sets forth the site identification information, approved equipment on the tower and land, price, payment period, term, floor space and any other related conditions, such as the use of access roads.

The typical term of its site agreements is five or ten years, which is a mandatory minimum, except when the underlying land space lease expires in less than five or ten years, as the case may be, in which case the site agreement may expire simultaneously with the land space lease. In most cases, the site agreement is renewable upon request. In general, the expiration of master service agreements does not affect the term of the corresponding site agreements.

The site diagram below identifies the elements of each site that Sitios owns and those owned or leased directly by its customers for which Sitios is responsible under site agreements.

(d)	Sitios’ Sites

Sitios’ sites are comprised of the non-electronic components of telecommunications networks, which mainly include:

•	the physical spaces in the property (or parts of it), which Sitios will rent from third parties (i.e., the land);

•	Towers; and

•

civil engineering works, frames, ducts and components to delimit and restrict access, other on-site accessories that are useful for the installation and operation of radio equipment and auxiliary and safety equipment.

These sites can be used in a wide variety of wireless communications industries, including wireless services such as cellular voice and data and, in some cases, specialized mobile radio and fixed microwave. The sites are classified according to the socioeconomic levels of households in the areas in which they are located, with the understanding that such classification differs from country to country.

(e) Sites capacity

Most of Sitios’ sites can accommodate up to three different tenants or clients. Land-based sites are designed to accommodate up to three clients, while land-based sites with towers 45 meters high or more can accommodate up to five clients. Rooftop (mast) sites can accommodate additional clients by installing additional masts if sufficient floor space is available.

(f) Site area

At land-based sites, a larger surface area allows for greater stability of guyed towers, while, at rooftop sites, a larger surface area allows for the installation of additional masts. In each case, the larger surface areas allow customers to install additional cabinets and related equipment.

(g) Location of Sitios’ sites

The following is a description and illustration of the geographic distribution and approximate number of sites with which Sitios is expected to start operations:

Region / Country	Total Sites	Percentage by Country
Argentina	4,097	14%
Brazil	11,233	39%
Chile	2,509	9%
Costa Rica	561	2%
Ecuador	2,387	8%
El Salvador	1,135	4%
Guatemala	3,020	10%
Honduras	1,370	5%
Nicaragua	764	3%
Panama	545	2%
Paraguay	741	3%
Puerto Rico	176	1%
Uruguay	552	2%
TOTAL	29,090	100%

(h) Tower types Sitios operates at the sites

At each site, tower design is customized to the site’s own specifications, considering factors such as space availability, zoning restrictions, and the need for strength and versatility. The four main tower designs include guyed towers, self-supporting towers, mast towers and monopole towers. Guyed towers are supported by guy wires and are used on sites with a small footprint, where greater stability is required to maintain the structure; they are best suited for land-based sites. Self-supporting towers, which are usually surrounded by a trussed or lattice support structure, offer the greatest stability and may be the tallest of the four tower types. Because of their height, self-supporting towers are best suited for land-based sites. Mast towers are smaller monopole structures that are supported by a mast. The size of mast towers makes them ideal for rooftop sites, where it is possible to have more than one mast tower per roof. Monopole towers, which are the least intrusive and easiest to erect, consist of a single pole that can be up to 45 meters high and are usually built on land-based sites.

Guyed	Self-Supporting

Mast	Monopole

Tower Type	Installed Number	Percentage
Guyed	2,618	9%
Self-Supporting	15,708	54%
Monopole	5,382	19%
Monopole	5,382	19%
Total	29,090	100%

Since Sitios provides services for the use of and access to Passive Infrastructure, the Active Infrastructure that its customers install is not owned or operated by Sitios, but directly by its customers.

(i) Lease of floor space

While Sitios owns all of its towers, it does not own the real estate on which the infrastructure is located. Sitios leases such properties on long-term leases, typically for periods of 10 years, and often with renewal rights at its option. Sitios will pass through 100% of the cost of the leases of the subject property to the tenants of the towers on a pro rata basis. None of its assets have been pledged as collateral to secure its or any third party’s obligations under any of its land space leases. In accordance with Sitios’ policy, when it enters into new leases or renew existing leases, it endeavors to do so for the maximum term permitted by applicable regulations, which can range from 10 to 20 years, and include automatic renewal provisions for that same maximum term.

(j) Site Construction

Sitios works closely with its existing and potential customers to identify the need for, and to build additional sites to reinforce the wireless network coverage of those customers. Sitios continually identifies strategic locations for the placement of new site infrastructure to suit its customers’ network coverage needs. Once it has identified potential locations for the placement of new towers and confirmed the suitability of such location with its customers, Sitios proceeds to contract with third parties to develop the corresponding infrastructure at the new site. Sitios maintain relationships with various third-party service providers, which provide construction services for the strategic infrastructure projects it develops.

The following diagram illustrates a site identifying the elements owned or possessed by Sitios and its customers:

As of June 30, 2022, none of the properties where the Passive Infrastructure Sitios operates is located, is owned by Sitios, but rather the properties are long-term leases, at market rates, generally for a term ranging from five to ten years with certain renewal rights at its discretion.

(k) Seasonality; Raw Materials; Working Capital

As a result of the services Sitios provides to its customers, its business does not present a relevant cyclical or seasonal behavior.

Sitios subcontracts construction services and the costs for such services are subject to the volatility of raw material prices. The raw materials that are most relevant to the development of Sitios’ business are steel and concrete, as they are necessary for the construction of towers and sites. These raw materials may experience certain volatility in terms of price and availability in the markets in which Sitios operates due to multiple factors in the international sphere, such as liquidity cycles, adjustments in the geopolitical landscape, weather events, speculation in the commodities market, as well as the natural scarcity of raw materials.

As of the date of this Information Statement, there has been no significant variation in the ordinary course of Sitios’ business in terms of working capital.

Customer capacity

As of the date of this Information Statement, Sitios has relationships with various third parties, such as suppliers, such as Nacel, CICSA, Caviers, Innovatel, Inmokent, among others, who provide Sitios with construction services that are strategic to the infrastructure projects it develops. Sitios is not dependent on any particular supplier or any particular raw material.

Sitios’ operations could be affected by extreme weather events or natural disasters, which could adversely affect its business and results, even though it has insurance policies within industry standards to mitigate such effects.

DISTRIBUTION CHANNELS

Sitios offers Passive Infrastructure access and use services to wireless telecommunications operators, mainly through the execution of framework and site agreements that regulate the access and shared use of its Passive Infrastructure. In addition, Sitios may offer services to other customers, who are not necessarily wireless telecommunications operators, under other types of commercial agreements.

PATENTS, LICENSES, TRADEMARKS AND OTHER CONTRACTS

As of the date of this Information Statement, Sitios has a portfolio of intellectual property assets consisting of pending applications and registered trademarks in classes 37 and 38 of the Nice International Classification before the authorities of each of the following Latin American countries: Mexico, Argentina, Brazil, Chile, Colombia, Costa Rica, Dominican Republic, Ecuador, El Salvador, Guatemala, Honduras, Nicaragua, Panama, Paraguay, Peru, Puerto Rico and Uruguay, as well as several registered domain names ready for use. The main trademarks referred to in this paragraph are listed below.

Holder	Name	Classes	Type of Trademark

América Móvil, S.A.B. de C.V.	SITES LATAM	37 and 38	Word

América Móvil, S.A.B. de C.V.	SITES	37 and 38	Word
América Móvil, S.A.B. de C.V.	SITES LATAM y diseño	37 and 38	Mixed
América Móvil, S.A.B. de C.V.	SITES LATAM y diseño	37 and 38	Mixed
América Móvil, S.A.B. de C.V.	SITES y diseño	37 and 38	Mixed
América Móvil, S.A.B. de C.V.	SITES y diseño	37 and 38	Mixed

All Sitios’ referred trademarks and the ones it will develop in the future will be important as they will be the distinctive signs of the service it will offer, being of importance the positioning of them.

For the time being, Sitios does not have any intellectual property assets that are necessary for its operation that are about to expire, in respect of which, if any, Sitios has not initiated a process to renew or maintain them.

Sitios does not have policies concerning for product research and development.

Other contracts

Since the properties where Sitios’ Passive Infrastructure is located are not owned by Sitios, it has entered into lease, sublease and usufruct agreements, among others.

As of the date of this information Statement, Sitios has not entered into any material contracts other than those related to the ordinary course of its business.

PRINCIPAL CUSTOMERS

As of the date of this Information Statement, Sitios’ principal customer is América Móvil. However, it expects that the importance of this customer will diminish in accordance with Sitios’ business plans and the market conditions. In the future, América Móvil could terminate its relationship with Sitios and decide to compete in the same sector by developing its own Passive Infrastructure.

The following table sets forth the framework agreements entered into by Sitios’ Operating Subsidiaries, in addition to the counterparties to such agreements and their terms:

Country	Customer	Execution Date	Percentage Share in Sales	Term (2)
Argentina	AMX Argentina, S.A. (1)	30/11/2021	11%	10 years

Brazil	Claro, S.A. (1)	03/08/2021	46%	10 years

Chile	Claro Chile, S.A. (1)	24/05/2021	11%	5 years

Costa Rica	Claro CR Telecomunicaciones, S.A.	22/12/2020	2%	10 years

Ecuador	Consorcio Ecuatoriano de Telecomunicaciones, S.A.	08/04/2021	7%	10 years

El Salvador	Compañía de Telecomunicaciones de El Salvador, S.A. de C.V.	26/05/2021	3%	10 years

Guatemala	Claro Guatemala, S.A.	22/12/2020	8%	10 years
	Telecomunicaciones de Guatemala, S.A.	22/12/2020	8%	10 years

Honduras	Servicios de Comunicaciones de Honduras, S.A. de C.V.	28/05/2021	3%	10 years

Nicaragua	Nicaraguan Telecommunications Company, S.A.	30/11/2021	2%	10 years

Panama	Claro Panamá, S.A.	22/12/2020, as amended on 16/07/2021	3%	10 years

Paraguay	AMX Paraguay, S.A.	31/08/2021	2%	10 years

Puerto Rico	Puerto Rico Telephone Company, Inc.	28/05/2021	1%	10 years

Uruguay	AM Wireless Uruguay, S.A.	01/09/2021	2%	10 years

(1)

Unless otherwise indicated, these agreements have an initial binding term and will automatically renew for an additional term for the same number of years, unless the operator notifies Sitios of its intention not to renew.

Sitios expects that, according to its business plans and market conditions, it will enter into new framework agreements for access and shared use of Passive Infrastructure and thereby formalize more site agreements. Sitios expects to enter into more framework lease agreements, which do not need to be renewed every year.

APPLICABLE LEGISLATION

Below are the different relevant aspects of the applicable legislation in the different markets in which Sitios operates. In addition to the regulatory framework described below, the deployment of Passive Infrastructure, including its construction and operation, may have specific regulations at the municipal, state or any other geographic division level in each of the countries where Sitios operates.

Brazil

The legal framework applicable to the telecommunications sector in Brazil is contained in the General Telecommunications Law (Lei Geral das Telecomunicações Brasileiras). The main authority responsible for regulating the provision of telecommunications services in Brazil is Agência Nacional de Telecomunicações (ANATEL), which is authorized to grant concessions and licenses for the provision of all types of telecommunications services, as well as to propose and issue mandatory provisions for operators. A specific regulation requires the sharing of excess capacity of passive infrastructure, establishing reasonable prices and conditions using the sectoral cost model as a reference.

Argentina

The main regulatory authority for the telecommunications sector in Argentina is the Ente Nacional de Comunicaciones (“ENACOM”), which became operational in 2016. In 2020, the Argentine government issued a decree establishing that information and communications technology services and access to telecommunications networks for and among licensees of such services are essential and strategic public services regarding competition and that ENACOM, in its capacity as enforcement authority, will guarantee the effective availability of such services. A specific regulation regarding access to towers establishes the obligation to allow access to passive infrastructure; however, prices for access to such infrastructure are not regulated.

Chile

The legal framework of the telecommunications sector in Chile is based on the General Telecommunications Law, which regulates concessions, permits and interconnection tariffs. The main authority responsible for regulating the sector is the Ministry of Transport and Telecommunications, through the Undersecretary of Telecommunications (SUBTEL). A specific regulation addresses access to towers; however, price setting is determined by each permit holder.

Paraguay

The authority responsible for overseeing the telecommunications sector in Paraguay is the Comisión Naccional de Telecomunicaciones (CONATEL). This authority regulates the country’s radioelectric space and is authorized to impose sanctions, including the revocation of licenses in the event of non-compliance with their terms, as well as to monitor the compliance of the different regulations applicable to telecommunications services and related activities. There is no specific regulation regarding access to towers or pricing.

Uruguay

The agency responsible for supervising the telecommunications sector in Uruguay is the Unidad Reguladora de los Servicios de Comunicaciones (URSEC), which regulates, and controls activities related to telecommunications and postal services in Uruguay and oversees, among other things, promoting competition among telecommunications service providers, as well as overseeing the correct application of the regulatory framework applicable to such sector. There is no specific regulation regarding access to towers or pricing.

Ecuador

The main regulatory authorities for both mobile and fixed telecommunications services are the Agencia de Regulación y Control de las Telecomunicaciones (“ARCOTEL”) and the Ministerio de Telecomunicaciones y de la Sociedad de la Información (“MINTEL”). ARCOTEL is authorized to monitor the provision of telecommunications services. MINTEL is responsible of promoting equal access to telecommunications services. The legal framework applicable to telecommunications services in Ecuador is contained in the Organic Law of Telecommunications, which entered into force in 2015. A specific regulation addresses access to towers; however, no obligations are established regarding infrastructure sharing or prices.

Peru

The Organismo Supervisor de Inversión Privada en Telecomunicaciones (“OSIPTEL”) is the entity in charge of the regulation and supervision of telecommunications service concessionaires in the country; however, it does not intervene in the tower installation process. A specific regulation governs the sharing of passive infrastructure, authorizing OSIPTEL to set a specific regulation to companies declared as important providers, being able to regulate their prices.

Costa Rica

The Superintendencia de Telecomunicaciones (“SUTEL”), is in charge of regulating the telecommunications market in Costa Rica. SUTEL is a technical institution in charge of overseeing the efficient use of the radio electric spectrum and monitoring and controlling the legal framework applicable to telecommunications. The legal framework applicable to the provision of telecommunications services is the General Telecommunications Law #8642. A specific regulation addresses access to towers; however, concessionaires are entitled to set prices.

El Salvador

The Superintendencia General de Electricidad y Telecomunicaciones (“SIGET”), is the entity in charge of the supervision and regulation of telecommunications service providers, the Planning Office of the Metropolitan Area of San Salvador (“OPAMSS”), together with the Municipal Mayors’ Offices, grants construction permits for repeater antennas and, finally, the Municipal Mayors’ Offices have the territorial competence to grant operating licenses for repeater antennas. There is no specific regulation regarding access to towers or pricing.

Nicaragua

The regulatory entity is the Instituto Nicaragȕense de Telecomunicaciones y Correos (“TELCOR”). It is worth mentioning that in Nicaragua, the specific regulations applicable to passive infrastructure allow both telecommunications service operators and companies that do not directly provide such service or do not have concession titles, to own or build this type of infrastructure. There is no specific regulation regarding access to towers or pricing.

Honduras

The activity related to the telecommunications sector is regulated by the Comisión Nacional de Telecomunicaciones (“CONATEL”). In terms of the applicable regulatory framework, CONATEL is also competent to initiate investigation and sanction procedures in case of alteration or detriment to the service provided, as well as to the used frequencies. There is no specific regulation regarding access to towers or pricing.

Panama

The authority in charge of regulating telecommunications services in Panama is the Autoridad Nacional de los Servicios Públicos (“ASEP”). This authority, as part of its functions, maintains a database of the telecommunication towers installed in the Republic of Panama, where the name of the owner of the tower as well as the coordinates of the location of the towers are recorded. A specific regulation addresses access to towers, however, prices are determined by each concessionaire.

Puerto Rico

The United States Federal Telecommunications Commission (FCC), together with the Puerto Rico Telecommunications Bureau (formerly the Puerto Rico Telecommunications Regulatory Board), are the authorities in charge of regulating the provision of telecommunications services and overseeing compliance with its regulations in Puerto Rico, as well as the registration of telecommunications towers. A specific regulation addresses access to towers; however, prices are determined by each concessionaire.

Guatemala

The Superintendencia de Telecomunicaciones de Guatemala (SIT) is the agency responsible for the supervision and regulation of telecommunications service operators in Guatemala; however, it does not intervene in the installation of towers in the country. The installation of towers for telecommunications services is subject only to obtaining the corresponding municipal and environmental permits, and there are no specific regulations applicable.

Antitrust Investigations with respect to Sitios

Sitios is not currently involved in any antitrust proceedings or investigations, but it cannot assure you that it will not be subject to antitrust proceedings or investigations in the future.

Climate Change

Sitios is subject to laws and regulations relating to environmental protection, health and human safety, including those laws and regulations applicable to waste management and disposal. It has designed certain internal policies and procedures to ensure compliance with applicable laws, regulations and permits.

Environmental regulation and enforcement has increased in recent years, and Sitios expects this trend to continue and even accelerate in the coming years. Observed changes in natural resources and climate could result in regulatory updates, which may become more stringent and result in Sitios having to incur additional compliance investments.

Any provision related to climate change or intended to regulate emissions could also have direct or indirect effects on Sitios’ business by increasing its costs related to emissions compliance, or the price of energy sources and/or fuels necessary to operate and supply energy to its Passive Infrastructure for the proper provision of services to its customers and tenants pursuant to Sitios’ contractual obligations.

Failure to comply with the relevant environmental regulations in the markets in which it operates could result in the imposition of administrative sanctions such as fines, temporary or definitive, total or partial closure of operations, among others, and even criminal sanctions. Sitios believes that all of its facilities and operations are in compliance with current and applicable environmental legislation.

For more information on environmental performance and climate change see the “Environmental Performance” section of the Information Statement.

TAXATION

Sitios is subject to payment of income tax on profits obtained from the provision of services for the use and access of its Passive Infrastructure, at rates that may range from 10% to 34%. In addition, dividends distributed by Sitios to its shareholders who are individuals resident in Mexico or foreign residents may be subject to a 10% Mexican income tax; in the case of foreign residents, the withholding rate provided in the agreement to avoid double taxation on income tax in question may apply, provided that the applicable requirements are met.

Sitios’ Operating Subsidiaries will cause and transfer value added tax to the purchaser of their services at rates ranging from 0% to 16%, depending on the specific market, on the value of the agreed consideration, which, in principle, may be credited by the customer.

In addition to the foregoing, the Operating Subsidiaries may be subject to payment of state or municipal taxes.

Tax Considerations in Mexico

The following is a general summary of the principal tax consequences of the Spin-off, but it does not purport to be a comprehensive description of all tax considerations in Mexico that may be relevant. The discussion is for general informational purposes and is based on Mexican federal law, including the Mexican Income Tax Law and the Mexican federal tax code, which are subject to change, including retroactively.

Shareholders and holders of América Móvil ADSs and Sitios Shares should consult their own tax advisors regarding the consequences of the Spin-Off and the ownership and disposition of the Sitios Shares they receive pursuant to the Spin-Off in their own particular circumstances.

Consequences of the Spin-off

For Mexican income tax purposes, the Sitios Shares received as a result of the Spin-off does not constitute the generation of taxable income. The tax cost incurred on the AMX Shares will be allocated proportionally among the shares received from Sitios.

The Spin-off will not have the effects of a transfer (enajenación) for tax purposes in Mexico provided that, for at least two years following the Spin-off, the same shareholders will maintain ownership of more than 51% of the voting shares of both América Móvil and Sitios. América Móvil has been informed by the controlling shareholders owning more than 51% of the voting shares of América Móvil that they will maintain their shareholding position during the two years following the Spin-off in compliance with the applicable tax provisions and the confirmation of criteria issued by the Tax Administration Service.

Ownership of Sitios Shares received by the Spin-off

Set forth below is a general summary of the principal tax consequences under Mexican Income Tax Law and rules and regulations thereunder, as currently in effect, of the purchase, ownership or disposition of Sitios Shares by a shareholder that is not a resident of Mexico for tax purposes and that will not hold its shares or a beneficial interest therein in connection with the conduct of a trade or business through a permanent establishment for tax purposes in Mexico (a “Nonresident Holder”).

This summary does not purport to be a comprehensive description of all tax considerations in Mexico that may be relevant to a decision to purchase, own or dispose of the Sitios Shares. In particular, this summary does not describe (A) the tax consequences arising under the laws of any state, locality, municipality or taxing jurisdiction other than certain federal laws of Mexico; and (B) does not address all of the Mexican tax consequences that may be applicable to each particular holder, including those holders who: (i) have not acquired their shares through the Mexican Stock Exchange or other securities markets authorized by the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público) or under the Mexican Federal Tax Code; (ii) are holders of shares that allow them to exercise control of Sitios; (iii) are holders of 10% or more of the Sitios Shares; (iv) are part of a group of persons for purposes of Mexican law that controls Sitios or owns 10% or more of the shares of Sitios; or (v) are residents of Mexico for tax purposes or is an individual or corporation resident in a tax haven jurisdiction (in terms of the Mexican Income Tax Law).

For purposes of Mexican taxation, the definition of residence is highly technical and residence arises in several situations. Generally, an individual is a resident of Mexico if he or she has established his or her home or center of vital interests in Mexico, and a corporation is considered a resident if it maintains the principal administration of its business or the place of effective management in Mexico. Unless proven differently, a Mexican national individual is deemed a Mexican resident for tax purposes. An individual will also be considered a resident of Mexico if such individual is a state employee, regardless of the location of the individual’s core of vital interests. However, any determination of residence should take into account the particular situation of each person or legal entity.

If a legal entity or an individual is deemed to have a permanent establishment in Mexico for Mexican tax purposes, all income attributable to that permanent establishment will be subject to Mexican income taxes, in accordance with applicable tax laws.

Tax Treaties

The Convention for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion (Tratado para Evitar la Doble Tributación y Prevenir la Evasión Fiscal) and the protocols thereto between the United States and Mexico is effective as of January 1, 1994 and has been amended by an additional protocol that entered into force on July 3, 2003 (together, the “Tax Treaty”). The United States and Mexico have also entered into an agreement concerning the exchange of information with respect to tax matters. Provisions of the Tax Treaty that may affect the taxation of certain U.S. Holders are summarized below.

The Mexican Income Tax Law has established procedural requirements for a Nonresident Holder disposing of his or her shares to be entitled to the benefits under any of the tax treaties to which Mexico is a party and which are in effect. These procedural requirements include, among others, the obligation to (i) evidence tax treaty residence, (ii) submit tax calculations made by authorized certified public accountants, and (iii) appoint representatives in Mexico for tax purposes. Nonresident Holders should consult their tax advisors concerning the applicability of these procedural requirements to their own particular circumstances.

Dividend Payment

Pursuant to the Mexican Income Tax Law, dividends, either in cash or in kind, paid to Nonresident Holders with respect to the Sitios Shares may generally be subject to a 10% Mexican withholding tax, depending on the manner in which the Depositary reports the dividend for Mexican tax purposes. Nonresident Holders could be subject to a lower tax rate, to the extent that they are eligible for benefits under an income tax treaty to which Mexico is a party, which is in effect. Nonresident Holders should consult their tax advisors regarding their eligibility for benefits under an income tax treaty to which Mexico is a party, including, in respect of U.S. Holders, the Tax Treaty.

Tax Treatment of Disposals

Tax Treatment of Dispositions of Sitios Shares in General. Under the Mexican Income Tax Law and regulations, the tax rate on income realized by a Nonresident Holder from a sale or disposition of Sitios Shares through the Mexican Stock Exchange is generally 10%, which is applied to the net gain realized on the disposition. The aforementioned tax is payable through a withholding made by the Mexican financial intermediaries through which the sale was effected. However, such withholding should not apply to the extent that the account holder provides a written statement to the relevant Mexican financial intermediaries to confirm its residence in a country with which Mexico has entered into an income tax treaty and which is in effect.

The sale or other transfer or disposition of Sitios Shares by a Nonresident Holder not carried out through the Mexican Stock Exchange is subject to a 25% tax rate in Mexico, which is applicable to the gross proceeds realized from the sale. Alternatively, a Nonresident Holder may, subject to certain requirements, elect to pay taxes on the gains realized from the sale of shares on a net basis at a rate of 35%, if certain requirements set forth under applicable law are met (including appointing an agent in Mexico for tax purposes and filing an ad-hoc tax return).

Pursuant to the Tax Treaty, gains realized by a U.S. resident that is eligible to receive benefits pursuant to the Tax Treaty from the sale or other disposition of Sitios Shares, even if the sale or disposition is not carried out under the circumstances described in the preceding paragraphs, will not be subject to Mexican income tax, provided that the gains are not attributable to a permanent establishment for tax purposes in Mexico, and further provided that such U.S. resident owned less than 25% of the shares representing Sitios’ capital stock, directly or indirectly, during the 12-month period preceding any such disposition, and provided that certain formal requirements set forth by the Mexican Income Tax Law are also complied with. U.S. residents should consult their own tax advisors as to their possible eligibility under the Tax Treaty.

U.S. resident holders should consult their own tax advisors to determine whether they are eligible for the benefits of the Tax Treaty.

Gains and gross income obtained as a result of the sale or disposition of shares, by non-resident holders of Mexican shares that are entitled to the benefits of other tax treaties to which Mexico is a party, may be totally or partially exempt from Mexican income tax. Non-U.S. holders should consult their own tax advisors to determine whether they are entitled to the benefits of any treaty.

Holders are urged to consult their tax advisors regarding the withholding tax rate that may apply in their particular circumstances.

Potential Mexican Withholding Taxes Imposed on Proceeds from the Sale of Sitios Shares by the Depositary.

The Depositary’s sale of the Sitios Shares underlying the ADSs for holders that do not timely or validly elect to receive Sitios Shares and that are treated as a Nonresident Holders under the federal tax laws of Mexico, and the Depositary’s distribution of the net proceeds to such Non-Electing ADS Holder, either may not be subject to withholding tax or may be subject to withholding tax at a rate of 10%, 25% or 35%, depending on how the Mexican federal income tax rules treat the sale and the circumstances under which the sale occurs. Holders should consult with their tax advisors concerning the possible imposition of Mexican withholding tax on the proceeds from the sale of Sitios Shares and the procedures for applying for a refund (if any) from the Mexican tax authorities.

U.S. Tax Considerations

The following is a summary of certain U.S. federal income tax consequences of the Spin-off, and owning and disposing of Sitios Shares received in the Spin-off, to a U.S. Holder (as defined below). This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), applicable U.S. Treasury Regulations, judicial authority, administrative rulings effective as of the date hereof, all as currently in effect. These laws and authorities are subject to change, possibly on a retroactive basis. The discussion below does not address any state, local or foreign or estate and gift tax consequences of either the Spin-off or owning or disposing of Sitios Shares received in the Spin-off.

We have not sought, and will not seek, confirmation from the IRS as to whether the Spin-off qualifies for tax-free treatment, and we cannot assure you that the IRS will consider the Spin-off to be taxable or that any court will in the event that the matter is challenged.

Each U.S. Holder should consult its own tax advisor concerning the tax consequences of the Spin-off, including consequences arising under foreign, state, and local laws, and the likelihood that the Spin-off will be taxable to such U.S. Holder.

This discussion does not purport to be a complete analysis of all of the potential tax effects of the Spin-off. This discussion is directed only to U.S. Holders that hold AMX Shares or ADSs, or will hold Sitios Shares, as capital assets and that have the U.S. dollar as their functional currency, and does not address the tax treatment of U.S. Holders that are subject to special tax rules, such as banks, regulated investment companies, real estate investment trusts, pass-through entities (including partnerships and arrangements classified as partnerships for U.S. federal income tax purposes and partners therein), tax-exempt entities, brokers or dealers in securities or currencies, traders in securities electing to mark to market, financial institutions, insurance companies, holders of 10% or more of AMX Shares (whether held directly or through ADSs or both) or Sitios Shares, persons holding ADSs or shares as a position in a hedging, “straddle” or conversion transaction, or as part of a “synthetic security” or other integrated financial transaction, certain U.S. expatriates and taxpayers using a taxable year other than the calendar year or U.S. Holders that are engaged in a trade or business or have a permanent establishment in Mexico. The discussion does not address the applicability and effect of the alternative minimum tax or the Medicare contribution tax applicable to net investment income of certain non-corporate U.S. Holder, or the U.S. federal income tax considerations to a U.S. Holder that chose to exercise its withdrawal rights in accordance with the Mexican General Corporations Law. In addition, to the extent a U.S. Holder of ADSs has made a Share Delivery Election, the following discussion assumes that the Share Delivery Election was timely and properly made, and that delivery of Sitios Shares pursuant to a Share Delivery Election has not failed.

For purposes of this summary, a “U.S. Holder” means a beneficial owner of AMX Shares or ADSs on the Share Record Date or ADS Record Date (as applicable), or of Sitios Shares received in the Spin-off that is a citizen or resident of the United States, a U.S. domestic corporation or otherwise subject to U.S. federal income tax on a net income basis with respect to income from the AMX Shares or Sitios Shares or the ADSs (as applicable).

In general, this discussion assumes that a U.S. Holder of América Móvil’s ADSs will be treated as the owner of the AMX Shares represented by those ADSs for U.S. federal income tax purposes.

Consequences of the Spin-off

Spin-off of Sitios Shares as a Taxable Dividend. Although it is expected that the Spin-off will be treated, for Mexican income tax purposes, as an “exchange” of AMX Shares for Sitios Shares, the U.S. income tax effects of the Spin-off are not entirely clear. It is expected that the delivery of Sitios Shares to U.S. Holders will be treated as a taxable dividend for U.S. income tax purposes and not as a tax-free distribution. In particular, among other reasons, there is significant uncertainty as to whether Sitios will satisfy the 5-year active trade or the business test necessary for the distribution to be treated as tax-free under the spin-off provisions of section 355 of the Code.

No rulings have been or will be sought from the IRS concerning whether the Spin-off qualifies for tax-free treatment, and there is no assurance that the IRS will not take the view that the Spin-off is taxable or that a court would not agree with the IRS if the matter were contested. The remainder of this discussion, unless expressly stated otherwise, assumes that the Spin-off will not qualify for tax-free treatment under Section 355 of the Code.

Accordingly, a U.S. Holder generally will be treated as receiving a taxable dividend equal to the fair market value of the Sitios Shares received in the Spin-off (including cash distributed in lieu of fractional shares and amounts withheld, if any, to reflect Mexican withholding taxes).

U.S. Holders will be treated as having received such taxable distribution at the time of such U.S. Holder’s actual or constructive receipt of the Sitios Shares (which, in the case of U.S. Holders of ADSs, is expected to be—and, for purposes of this discussion, is assumed to be—at the time of the Depositary’s receipt of the Sitios Shares). Dividends paid in Mexican Pesos will be included in a U.S. Holder’s income in a Dollar amount calculated by reference to the exchange rate in effect on the date that such U.S. Holder (or the Depositary, in the case of ADSs) receives the dividend, regardless of whether the payment is in fact converted into Dollars. U.S. Holders should consult their own tax advisor regarding the treatment of foreign currency gain or loss, if any, on any Mexican Pesos received that is converted into Dollars on a date subsequent to receipt.

U.S. Holders receiving Sitios Shares in connection with the Spin-off will have a tax basis in such shares equal to their fair market value on the Distribution Date and a holding period beginning on the day after the Distribution Date.

Subject to certain exceptions for short-term and hedged positions, the distribution of Sitios Shares will be treated as a “qualified dividend” eligible for reduced rates of taxation if (i) (A) AMX Shares or ADSs, as applicable, are readily tradable on an established securities market in the United States, or (B) América Móvil is eligible for the benefits of a comprehensive tax treaty with the United States which the U.S. Treasury determines is satisfactory for purposes of this provision and which includes an exchange of information program, and (ii) América Móvil was not, in the year prior to the Spin-off, and is not, in the year of the Spin-off, a PFIC. América Móvil’s ADSs are listed on the NYSE, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. In addition, the U.S. Treasury has determined that the Tax Treaty meets the requirements for reduced rates of taxation, and América Móvil believes it is eligible for the benefits of the Tax Treaty. Based on América Móvil’s audited consolidated financial statements and relevant market and shareholder data, it believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to the 2021 taxable year. In addition, based on its audited consolidated financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, it does not anticipate becoming a PFIC for its 2022 taxable year.

Sale, Exchange or other Disposition of Sitios Shares by the Depositary. The Depositary, on behalf of holders of ADSs that do not make a Share Delivery Election (such holders, “Non-Electing ADS Holders”), intends to sell the Sitios Shares it receives in respect of the AMX Shares represented by the Holders’ ADSs, and to distribute the net proceeds among the Non-Electing ADS Holders in proportion to the number of ADSs of the relevant class that they hold. The U.S. federal income tax treatment to a U.S. Holder of such sales generally would be determined under the principles described below in “—Ownership of Sitios Shares—Sale, Exchange or Other Disposition of Sitios Shares”, at the time of the Depositary’s sale of the U.S. Holder’s Sitios Shares, whether or not the sales proceeds are distributed to the U.S. Holder at such time. For information regarding a U.S. Holder’s basis and holding period in Sitios Shares received in the Spin-off, see “—Spin-off of Sitios Shares as a Taxable Dividend,” above.

If Sitios is classified as a PFIC, a U.S. Holder that is a Non-Electing ADS Holder could also be subject to adverse tax consequences in respect of the Depositary’s sale on the U.S. Holder’s behalf and could be required to comply with certain reporting requirements. See “—Ownership of Sitios Shares—PFIC Provisions” below.

The Depositary’s sales may take a significant period of time and may result in an average selling price that is more or less than the amount of dividend income recognized by a U.S. Holder in the Spin-off. In addition, the Depositary may (but will have no obligation to) make interim payments to ADS holders before all sales of the Sitios Shares are completed. If the amount realized from the sale of Sitios Shares is more than the Dollar fair market value of the Sitios Shares on the Distribution Date, a U.S. Holder may (i) recognize dividend income equal to the Dollar value of the Sitios Shares on the Distribution Date and (ii) subsequently recognize U.S. source capital gain in the Depositary’s sale in an amount equal to such excess. If, however, the amount realized from the Depositary’s sale of Sitios Shares is less than the Dollar fair market value of the Sitios Shares on the Distribution Date, a U.S. Holder may (i) recognize dividend income equal to such fair market value on the Distribution Date and (ii) subsequently recognize a capital loss in the amount of the difference between such fair market value and the amount realized in the Depositary’s sale. Because the deductibility of capital losses is limited, a U.S. Holder in such circumstances may have taxable dividend income in excess of the cash that it ultimately receives from the overall transaction.

Capital gain or loss recognized by a U.S. Holder on the sale or other disposition of the Sitios Shares generally will be U.S. source gain or loss for U.S. foreign tax credit purposes (except to the extent that the U.S. Holder establishes the right to treat gain as foreign source income under the Tax Treaty). Under the new foreign tax credit requirements recently adopted by the IRS, any Mexican tax imposed on the sale or other disposition of the Sitios Shares generally will not be treated as a creditable tax for U.S. foreign tax credit purposes except in the case of a U.S. Holder that is eligible for, and properly elects to claim, the benefits of the Tax Treaty. If the Mexican tax is not a creditable tax or claimed as a credit by the U.S. Holder pursuant to the Treaty, the tax would reduce the amount realized on the sale or other disposition of the Sitios Shares even if the U.S. Holder has elected to claim a foreign tax credit for other taxes in the same year. U.S. Holders should consult their own tax advisors regarding the application of the foreign tax credit rules to a sale or other disposition of the Sitios Shares and any Mexican tax imposed on such sale or disposition.

For U.S. federal income tax purposes, the Dollar value of any Pesos received from the sale of Sitios Shares by the Depositary will be calculated by reference to the spot rate in effect on the date of sale or, in the case of a cash basis or electing accrual basis taxpayer, on the settlement date. Although the Depositary has undertaken to convert any such Pesos into Dollars as promptly as practicable, the Depositary may not always be able to effect such currency conversions on the same date it receives Pesos from a sale. In cases where the Depositary converts Pesos into Dollars on a date different than the date when the Peso payments are taken into account for U.S. federal income tax purposes, the U.S. Holder will have a tax basis in the Pesos received equal to the Dollar amount calculated by reference to the applicable spot rate, and generally will recognize foreign currency gain or loss on a subsequent conversion or other disposal of the Pesos. U.S. Holders may not have the information necessary to report such foreign currency gain or loss accurately for U.S. federal income tax purposes but, because the Depositary will convert any Pesos into Dollars as promptly as practicable, it is expected that a U.S. Holder’s foreign currency gain or loss (if any) will be minimal. Foreign currency gain or loss generally will be treated as U.S. source ordinary income or loss, which may be relevant in calculating the U.S. Holder’s foreign tax credit limitation. U.S. Holders should consult with their own tax advisors regarding the rules for calculating foreign currency gain or loss, including the implications for a U.S. Holder if the U.S. Holder does not have the information necessary to accurately calculate such gain or loss.

Each U.S. Holder of ADSs is urged to consult its tax advisor regarding (i) the consequences of the distribution and potential disposition of Sitios Shares by the Depositary, (ii) the tax consequences to the U.S. Holder in the event Sitios is treated as a PFIC, and (iii) any other tax consequences that may be relevant to the U.S. Holder in light of the U.S. Holder’s own particular circumstances.

Potential Treatment of the Spin-off as a Tax-Free Distribution

If, contrary to América Móvil’s expectation, the Spin-off qualifies for tax-free treatment under Section 355 of the Code, a U.S. Holder generally would not recognize any income, gain or loss as a result of its receipt of the Sitios Shares in the Spin-off. In that case, a U.S. Holder’s tax basis in AMX Shares (or ADSs) and the Sitios Shares immediately after the Spin-off would equal the U.S. Holder’s tax basis in the corresponding series of AMX Shares (or ADSs) immediately before the distribution, allocated in proportion to the relative fair market values of those AMX Shares (or ADSs) and the Sitios Shares. The holding period of a Sitios Share received by a U.S. Holder in the Spin-off will include the period during which the U.S. Holder held its corresponding AMX Share or ADS. A U.S. Holder that has acquired AMX Shares (or ADSs) on different dates or at different prices should consult its tax advisor regarding how to allocate its basis and holding period among the AMX Shares and the Sitios Shares held immediately after the Spin-off.

Even if the Spin-off qualifies for tax-free treatment under Section 355 of the Code, however, the Depositary intends to sell, on behalf of Non-Electing ADS Holders, the Sitios Shares it receives in respect of the AMX Shares represented by the Holders’ ADSs, and to distribute the net proceeds among the Non- Electing ADS Holders in proportion to the number of ADSs of the relevant class that they hold. Such a sale would generally be taxable to U.S. Holders under the principles described below in “—U.S. Tax Considerations—Ownership of Sitios Shares—Sale, Exchange or Disposition of Sitios Shares”. If Sitios is classified as a PFIC, a U.S. Holder that is a Non-Electing ADS Holder could also be subject to adverse tax consequences in respect of the Depositary’s sale on the U.S. Holder’s behalf and could be required to comply with certain reporting requirements. See “—U.S. Tax Considerations—Ownership of Sitios Shares——PFIC Provisions”, below.

In the event a U.S. Holder takes the position that the Spin-off qualifies for tax-free treatment, in order to minimize the possibility of the accuracy-related penalty under Section 6662 of the Code being imposed if this position is incorrect, such U.S. Holder should consider adequately disclosing its position by filing a properly completed IRS Form 8275, “Disclosure Statement,” with its tax return.

No rulings have been or will be sought from the IRS concerning whether the Spin-off qualifies for tax-free treatment, and there is no assurance that the IRS will not take the view that the Spin-off is taxable or that a court would not agree with the IRS if the matter were contested.

Ownership of Sitios Shares

Distributions on Sitios Shares. In general, and subject to the application of the PFIC rules discussed below, a U.S. Holder will treat the gross amount of distributions paid in respect of the Sitios Shares, without reduction for Mexican withholding tax, as dividend income for U.S. federal income tax purposes to the extent of Sitios’ current and accumulated earnings and profits. Because Sitios does not expect to maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions paid to U.S. Holders generally will be reported as dividends. In general, the gross amount of any dividends will be includible in the gross income of a U.S. Holder as ordinary income on the day on which the dividends are actually or constructively received by the U.S. Holder. Dividends will be paid in Pesos and will be includible in the income of a U.S. Holder in a Dollar amount calculated by reference to the exchange rate in effect on the date that they are received by the U.S. Holder (regardless of whether such Pesos are in fact converted into Dollars on such date). If such dividends are converted into Dollars on the date of such receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividends. U.S. Holders should consult their own tax advisors regarding the potential recognition and treatment of foreign currency gain or loss, if any, on any Pesos received by a U.S. Holder that are converted into Dollars on a date subsequent to receipt. Dividends paid by Sitios will not be eligible for the dividends-received deduction allowed to corporations under the Code.

Subject to certain exceptions for short-term and hedged positions, and subject to the application of the PFIC rules discussed below, the Dollar amount of dividends received by an individual with respect to Sitios Shares will be subject to taxation at the reduced rates applicable to capital gains if the dividends are “qualified dividends.” Dividends paid on the Sitios Shares will be treated as qualified dividends if (i) Sitios is eligible for the benefits of the Tax Treaty and (ii) Sitios was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a PFIC. América Móvil believes that Sitios will be eligible for benefits under the Tax Treaty. However, based on its projected annual and interim financial statements, Sitios may be classified as a PFIC, in which event dividends paid on Sitios Shares would not be treated as qualified dividends. If Sitios is classified as a PFIC, a U.S. Holder could be subject to adverse tax consequences in respect of distributions received on Sitios Shares. It is possible that Sitios may be a PFIC in the current year or may become a PFIC in a future year. See “—PFIC Provisions” below. U.S. Holders should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

Subject to generally applicable limitations and conditions, Mexican dividend withholding tax paid at the appropriate rate applicable to the U.S. Holder may be eligible for a credit against such U.S. Holder’s U.S. federal income tax liability. These generally applicable limitations and conditions include new requirements recently adopted by the IRS and any Mexican tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. Holder. In the case of a U.S. Holder that is eligible for, and properly elects, the benefits of the Tax Treaty, the Mexican tax on dividends will be treated as meeting the new requirements and therefore as a creditable tax. In the case of all other U.S. Holders, the application of these requirements to the Mexican tax on dividends is uncertain and we have not determined whether these requirements have been met. If the Mexican dividend tax is not a creditable tax for a U.S. Holder or the U.S. Holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. Holder may be able to deduct the Mexican tax in computing such U.S. Holder’s taxable income for U.S. federal income tax purposes. Dividend distributions will constitute income from sources without the United States and, for U.S. Holders that elect to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes.

The availability and calculation of foreign tax credits and deductions for foreign taxes depend on a U.S. Holder’s particular circumstances and involve the application of complex rules to those circumstances. U.S. Holders should consult their own tax advisors regarding the application of these rules to their particular situations.

Sale, Exchange or Disposition of Sitios Shares. Subject to the application of the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss on the sale or other disposition of Sitios Shares in an amount equal to the difference between the U.S. Holder’s basis in such Shares (in Dollars) and the amount realized on the disposition (in Dollars, determined at the spot rate on the date of disposition if the amount realized is denominated in a foreign currency). Gain or loss recognized by a U.S. Holder on such sale or other disposition generally will be long-term capital gain or loss if, at the time of disposition, the Sitios Shares have been held for more than one year. Long-term capital gain recognized by a U.S. Holder that is an individual is taxable at reduced rates. The deductibility of a capital loss is subject to limitations. For information regarding a U.S. Holder’s basis and holding period in Sitios Shares received in the Spin-off, see “—Consequences of the Spin-off—Spin-off of Sitios Shares as a Taxable Dividend,” above.

Capital gain or loss recognized by a U.S. Holder on the sale or other disposition of the Sitios Shares generally will be U.S. source gain or loss for U.S. foreign tax credit purposes (except to the extent that the U.S. Holder establishes the right to treat gain as foreign source income under the Tax Treaty). Under the new foreign tax credit requirements recently adopted by the IRS, any Mexican tax imposed on the sale or other disposition of the Sitios Shares generally will not be treated as a creditable tax for U.S. foreign tax credit purposes except in the case of a U.S. Holder that is eligible for, and properly elects to claim, the benefits of the Tax Treaty. If the Mexican tax is not a creditable tax or claimed as a credit by the U.S. Holder pursuant to the Treaty, the tax would reduce the amount realized on the sale or other disposition of the Sitios Shares even if the U.S. Holder has elected to claim a foreign tax credit for other taxes in the same year. U.S. Holders should consult their own tax advisors regarding the application of the foreign tax credit rules to a sale or other disposition of the Sitios Shares and any Mexican tax imposed on such sale or disposition.

For U.S. federal income tax purposes, the amount realized by a U.S. Holder on a sale or other taxable disposition of the Sitios Shares in Pesos will be the Dollar value of that amount on the date of sale or disposition. On the settlement date, the U.S. Holder will recognize U.S. source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the Dollar value of the amount received based on the exchange rates in effect on the date of sale or other disposition and the settlement date. However, in the case of Sitios Shares that are traded on an established securities market that are sold by a cash basis U.S. Holder (or an accrual basis U.S. Holder that so elects), the amount realized will be based on the exchange rate in effect on the settlement date for the sale, and no exchange gain or loss will be recognized at that time. A U.S. Holder will have a tax basis in the Pesos received equal to the Dollar value of the Pesos received on the settlement date. Any gain or loss on a subsequent conversion or other disposition of the Pesos for a different Dollar amount generally will be U.S. source ordinary income or loss, which may be relevant in calculating the U.S. Holder’s foreign tax credit limitation.

PFIC Provisions. Special U.S. tax rules apply to companies that are considered to be PFICs. Sitios will be classified as a PFIC in a particular taxable year if either (i) 75 percent or more of its gross income for the taxable year is passive income or (ii) the average percentage of the value of its assets that produce or are held for the production of passive income is at least 50 percent. Cash balances, even if held as working capital, are considered to be assets that produce passive income. Passive income generally includes, among other things, dividends, interest, certain rents and royalties, gains from the disposition of assets that produce passive income and gains from certain commodities transactions. Rents from real property generally will not be treated as passive income (and real property producing such rents generally will not be treated as passive assets), however, if they are derived from leasing real property with respect to which the lessor, through its own officers or employees, regularly performs active and substantial management and operational functions while the property is leased.

Sitios expects that a significant amount of its income will constitute rents. However, it may not regularly perform active and substantial management and operational functions through its own officers or employees while the property producing these rents is leased. Accordingly, Sitios may not derive sufficient active revenues and hold sufficient active assets, to avoid being classified as a PFIC. The PFIC tests must be applied each year, and it is possible that Sitios may be a PFIC in the current year or may become a PFIC in a future year. If Sitios is a PFIC for any taxable year in which a U.S. Holder holds Sitios Shares, Sitios will generally continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which such holder owns the Sitios Shares, even if Sitios ceases to meet the threshold requirements for PFIC status (unless the U.S. Holder makes a deemed sale election with respect to the Sitios Shares once Sitios is no longer a PFIC).

In the event that Sitios is classified as a PFIC in any year, and a U.S. Holder does not make a mark-to-market election (described below), the U.S. Holder will be subject to a special tax rules on “excess distributions” (generally, any distribution during the taxable year in which distributions received by the U.S. Holder on the Sitios Shares are greater than 125% of the average annual distributions received by the U.S. Holder in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for the Sitios Shares) and gain recognized on the sale of its Sitios Shares (including, for this purpose, sale by the Depositary of a U.S. Holder’s Sitios Shares on the U.S. Holder’s behalf). Under these rules, (a) the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which Sitios was a PFIC will be taxed as ordinary income, and (c) the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year and an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each such other taxable year. There generally should not be an interest charge to compensate for tax deferral if the Sitios Shares are held for less than one year. Additionally, dividends paid by Sitios will not be eligible for the special reduced rate of tax described above under “ – Distributions on Sitios Shares.” If Sitios is a PFIC for any taxable year during which a U.S. Holder holds Sitios Shares and any of Sitios’ subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules, and a U.S. Holder would generally be subject to similar rules with respect to distributions to Sitios by, and dispositions by Sitios of the stock of, any direct or indirect subsidiaries of Sitios that are PFICs. U.S. Holders are urged to consult their own tax advisors about the application of the PFIC rules to Sitios and to any of Sitios’ subsidiaries.

A U.S. Holder may be able to avoid the unfavorable rules described in the preceding paragraph by electing to mark its Sitios Shares to market, if the U.S. Holder owns the Sitios Shares on the last day of the U.S. Holder’s taxable year and the Sitios Shares are treated as “marketable stock” in such year. If a mark-to-market election is available and a U.S. Holder makes the election, the U.S. Holder will be required in any year in which Sitios is a PFIC to include as ordinary income the excess of the fair market value of the U.S. Holder’s Sitios Shares at year-end over its basis in those Sitios Shares. Such U.S. Holder will also be allowed to take an ordinary loss in respect of the excess, if any, of the holder’s adjusted basis in the Sitios Shares over the fair market value of the Sitios Shares at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in the Sitios Shares will be adjusted to reflect any such income or loss amounts. Any gain the U.S. Holder recognizes upon the sale of its Sitios Shares will be taxed as ordinary income in the year of sale and any loss will be an ordinary loss to the extent of the net amount of previously included income as a result of the mark-to-market election and, thereafter, a capital loss. The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a “qualified exchange or other market,” as defined in the applicable U.S. Treasury Regulations. However, because a mark-to-market election cannot be made for equity interests in any lower tier PFICs owned by Sitios, a U.S. Holder would continue to be subject to the excess distribution rules with respect to any subsidiaries of Sitios that are PFICs, any distributions received by the Sitios from a subsidiary that is a PFIC and any gain recognized by Sitios upon a sale of equity interests in a subsidiary that is a PFIC, even if a mark-to-market election has been made by the U.S. Holder with respect to its Sitios Shares. The interaction of the mark-to-market rules and the rules governing lower-tier PFICs is complex and uncertain, and U.S. Holders should therefore consult their tax advisors regarding the availability of the mark-to-market election as well as the application of the PFIC rules to their ownership of the Sitios Shares.

In some cases, a shareholder of a PFIC may be subject to alternative treatment by making a “qualified electing fund” (“QEF”) election to be taxed currently on its share of the PFIC’s undistributed income. To make a QEF election, Sitios must provide U.S. Holders with certain information compiled according to U.S. federal income tax principles.    Sitios currently does not intend to provide such information to U.S. Holders and therefore it is expected that in the event that Sitios is treated as a PFIC, U.S. Holders will be unable to make a QEF election.

A U.S. Holder that owns an equity interest in a PFIC must annually file IRS Form 8621, and may be required to file other IRS forms. A failure to file one or more of these forms as required may toll the running of the statute of limitations in respect of each of the U.S. Holder’s taxable years for which such form is required to be filed. As a result, the taxable years with respect to which the U.S. Holder fails to file the form may remain open to assessment by the IRS indefinitely, until the form is filed.

U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax considerations discussed above, including whether Sitios will be classified as a PFIC in a particular taxable year, the desirability of making a mark-to-market election and whether such an election is available in respect of the Sitios Shares.

Holders of AMX Shares Constituting Odd Lot Shares

Because América Móvil intends to distribute Sitios Shares to holders of AMX Shares in a ratio of one Sitios Share per twenty AMX Shares (“Odd Lot Shares”), a U.S. Holder of AMX Shares who holds Odd Lot Shares may be required to buy or sell AMX Shares prior to the Share Record Date until the U.S. Holder no longer holds a number of AMX Shares constituting Odd Lot Shares. Because it is expected that no U.S. Holder of ADSs holds a corresponding number of AMX Shares constituting Odd Lot Shares (other than fractional ADSs, which will be sold by the Depositary, and which represent a fractional number of AMX Shares), the requirement to buy or sell AMX Shares prior to the Share Record Date will not apply to U.S. Holders of ADSs. A U.S. Holder generally will recognize capital gain or loss on the sale or other disposition of AMX Shares in an amount equal to the difference between the U.S. Holder’s basis in such AMX Shares (in Dollars) and the amount realized on the disposition (in Dollars, determined at the spot rate on the date of disposition if the amount realized is denominated in a foreign currency).

U.S. Information Reporting and Backup Withholding

Information returns will be filed with the IRS in connection with the distribution of Sitios Shares in the Spin-off, as well as future distributions and proceeds from the sale or other disposition of the Sitios Shares paid to certain United States persons. In addition, certain United States persons may be subject to backup withholding in respect of such amounts if they do not provide their taxpayer identification numbers to the person from whom they receive payments. The Depositary may sell an amount of Sitios Shares owned by a United States person if such United States person fails to provide a correct IRS Form W-9 or otherwise fails to comply with the necessary procedural requirements. Non-United States persons may be required to comply with applicable certification procedures to establish that they are not United States persons in order to avoid the application of such information reporting requirements and backup withholding. The amount of any backup withholding from a payment to a United States person or a non-United States persons will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS.

Reportable Transactions

A U.S. taxpayer that participates in a “reportable transaction” will be required to disclose such participation to the IRS. Under the applicable provisions, and in part because the Sitios Shares are denominated in Pesos, a U.S. Holder may be required to treat a foreign exchange loss from the sale of the Sitios Shares as a reportable transaction if such loss exceeds the relevant threshold of the provisions ($50,000 in a single taxable year, if the U.S. Holder is an individual or a trust, or a greater amount for other entities), and to disclose this investment by filing IRS Form 8886 (or its successor form) with the IRS. A penalty of $10,000 in the case of individuals and $50,000 in all other cases is generally imposed on taxpayers who fail to timely report information to the IRS with respect to transactions that result in a loss treated as a reportable transaction. U.S. Holders are advised to consult their tax advisors regarding the potential application of such rules.

Specified Foreign Financial Assets

Individual U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on IRS Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which may include Sitios Shares) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. U.S. Treasury Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. Holders who fail to report the required information could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part. U.S. Holders should consult their own tax advisors concerning the application of these rules to their investment in the Sitios Shares, the AMX Shares and ADSs, including the application of the rules to their particular circumstances.

EMPLOYEES

As of the date of filing of this document, Sitios has, directly or indirectly, a total of 223 employees, of which 60 of them are unionized workers. Additionally, depending on certain regional projects, Sitios hires a certain number of people on a temporary basis.

During the fiscal year 2021 and as of the date hereof, Sitios has not had any disputes with the union representing Sitios’ indirect employees. Sitios also considers that it has good relations with all its employees, as well as with the union to which they belong.

ENVIRONMENTAL PERFORMANCE

Sitios is subject to laws and regulations relating to environmental protection, health and human safety, including those laws and regulations applicable to waste management and disposal. It has designed certain internal policies and procedures to ensure compliance with applicable laws, regulations and permits.

Sitios believes that its activities do not represent a significant environmental risk. Much of the carbon footprint generated in the industry in which Sitios participates can be attributed to the generation of energy necessary to operate the towers and its Passive Infrastructure, so that it can provide adequate services to its customers and tenants.

There are currently no significant legal or administrative proceedings pending against Sitios with respect to any environmental matter.

As of the date of this Information Statement, Sitios does not have any environmental certificate or recognition granted by a competent authority or duly accredited entity; nor a program or project for the restoration or defense of natural resources. At this time it does not intend to install an environmental management system, with the understanding that management may consider its implementation in the future to comply with industry best practices.

Effects of climate change on Sitios’ operations

Sitios has identified certain effects related to climate change that could adversely affect Sitios’ operations. These effects may be of an economic nature, such as those related to tax increases or the collection of fees, as well as the costs generated by the transition to low-carbon economies, such as additional investments required to comply with the constant changes in environmental regulations in the different jurisdictions where it operates.

The possible increase in the costs of different energy sources and fuels caused by measures focused on the reduction of greenhouse gas emissions, particularly in markets with non-existent or unreliable electricity grids where the use of generators and plants powered by diesel and other similar fuels is common, could have an adverse effect on Sitios’ financial condition and results of operations.

While Sitios cannot predict or control the energy demand at each of the facilities or towers that serve its customers, as well as the effect, if any, of the passage of additional or stricter environmental laws and regulations, Sitios is continually evaluating possible efficiency improvements, strategies, energy sources and available technologies that will enable Sitios to reduce its energy consumption and the level of emissions associated with climate change by investing in efficiency improvements and renewable energy.

In addition, Sitios has detected certain effects that represent risks of physical impacts on its infrastructure, these are mainly related to the increase in the frequency and intensity of certain natural events, such as floods, hurricanes, thunderstorms or forest fires. These events may physically affect the transmission tower infrastructure in the territories where Sitios carries out its operations.

In order to mitigate the effects described above, Sitios is working, beyond its contingency plans, on a vulnerability assessment of physical climate change events in the regions where it operates. This assessment will help Sitios identify the operations most prone to suffer extreme weather events, in order to generate a mitigation and impact plan at the asset level that also includes a preventive stage that includes coordination actions with local authorities and a specialized adaptation plan for the infrastructure with the highest degree of exposure, adjusted according to the risks associated with the specific climate of each territory where Sitios’ infrastructure is located.

MARKET INFORMATION

The access and shared use of Passive Infrastructure and related services sector in Latin America began more than 10 years ago and has accelerated significantly in recent years with the sale of tower portfolios by some mobile telecommunications operators. Sitios believes that in the coming years it will face increased competition in the markets for the acquisition and development of Passive Infrastructure, including competition from international companies.

Some of Sitios’ main direct competitors include the companies listed below:

•	American Tower Corporation
•	Telxius
•	SBA Communications
•	Phoenix Tower International

Sitios estimates its market share to be 22%, calculated on the basis of the number of towers. American Tower is its largest competitor with a market share of approximately 31%, calculated on the basis of the number of towers.

Sitios competitive position in the markets in which it operates allows it to be the main service provider for the telecommunications company with the best credit profile in the region, América Móvil. Sitios also believes that one of the areas of opportunity to develop, considering its market share, is to demonstrate Sitios’ independence from América Móvil in order to attract different telecommunications operators.

The rest of the market is made up of minority participants. Sitios has a portfolio of sites with broad national coverage in the countries in which we operate, which Sitios believes will be attractive to its potential clients in their expansion processes.

CORPORATE STRUCTURE

Sitios is a holding company that conducts its business through its subsidiaries. The following table sets forth its current corporate structure as of June 30, 2022.

List of relevant subsidiaries

#	name	Corporate Purpose	Country	Percentage Holding Direct/ Indirect
1.	Sitios Argentina S.A. *	Subsidiary Operator of Sites	Argentina	100%
2.	Torres do Brasil S.A. *	Subsidiary Site Operator	Brazil	86.93%
3.	Sites Chile S.A. *	Subsidiary Site Operator	Chile	100%
4.	Sites Telecomunicaciones Costa Rica S.A.	Subsidiary Site Operator	Costa Rica	100%
5.	Towers and Sites Dominicana, SAS	Subsidiary Site Operator	Dominican Republic	100%
6.	Sites Ecuador S.A.S.	Subsidiary Site Operator	Ecuador	100%
7.	Sites El Salvador S.A. de C.V.	Subsidiary Site Operator	El Salvador	100%
8.	Sites Guatemala S.A.	Subsidiary Site Operator	Guatemala	100%
9.	Sites Honduras S.A. de C.V.	Subsidiary Site Operator	Honduras	100%
10.	Sites Nicaragua S.A.	Subsidiary Site Operator	Nicaragua	100%
11.	Sites Telecomunicaciones Panamá S.A.	Subsidiary Site Operator	Panama	100%
12.	Sitios Telecomunicaciones Paraguay S.A.	Subsidiary Site Operator	Paraguay	100%
13.	Sites del Perú S.A.C.	Subsidiary Site Operator	Peru	100%
14.	Sites Puerto Rico LLC	Subsidiary Site Operator	Puerto Rico	100%
15.	Sitios Telecomunicaciones Uruguay S.A.	Subsidiary Site Operator	Uruguay	100%

*	Subsidiaries representing 10% or more of Sitios’ consolidated operating income.

DESCRIPTION OF PRINCIPAL ASSETS

Sitios’ principal assets are the shares representing the capital stock of its direct and indirect subsidiaries, as described in the “Corporate Structure” section. Its headquarters are located in Mexico City.

Sitios’ Passive Infrastructure is located in Argentina, Brazil, Chile, Costa Rica, Ecuador, El Salvador, Guatemala, Honduras, Nicaragua, Panama, Paraguay, Puerto Rico and Uruguay, with an estimated useful life of up to 30 years, considering its current state and applied maintenance plans. Sitios expects to build approximately 900 new sites in aggregate in the markets in which it operates by 2022, from which 159 sites will be located in Peru as a result of a Build to Suit agreement entered with América Móvil Perú, S.A.C.

Currently, Sitios does not own most of the properties where the Passive Infrastructure it operates is located, but rather the properties are leased on a long-term basis, at market rates, generally for a term ranging from five to ten years with certain renewal rights at its discretion.

Sitios is continually building, expanding and/or upgrading its Passive Infrastructure, based on the needs of its customers and the markets in which it operates. The expected increase in its production capacity resulting from upgrades to its Passive Infrastructure will depend on the efficiencies generated by such upgrades, its own business growth, the maintenance of its customer base, as well as the growth of its customer base.

The aforementioned upgrades are mainly financed by cash flows generated by each of our subsidiaries.

To date, Sitios has not granted any asset as collateral to obtain any loan.

Sitios and each of its subsidiaries have insurance coverage in the terms customary for companies engaged in similar activities in the markets in which it operates, covering risks relating to fire, natural disasters, liability, damage to customers’ equipment, transportation of equipment. Sitios believes that such coverage is adequate to meet its needs and those of its subsidiaries.

LEGAL PROCEEDINGS

In the ordinary course of business, Sitios is or may become involved in various legal proceedings, including civil, commercial, administrative, agrarian, labor or contractual claims, among others. It is not possible to determine whether any of these proceedings or claims could be material and, if resolved unfavorably to us, could affect its business or results.

To date, Sitios does not face any administrative or arbitration proceedings that could represent a cost or benefit equal to or greater than 10% of the value of its assets.

As of the date of this Information Statement, Sitios is not under any of the circumstances set forth in articles 9 and 10 of the Mexican Insolvency Law (Ley de Concursos Mercantiles), nor has it been declared subject to insolvency proceedings.

SITIOS SHARES REPRESENTING CAPITAL STOCK

As of the date of this Information Statement, the number and series of shares of Sitios’ capital structure are as follows:

Series	No. of shares	Percentage of capital
	(millions)	(%)
Series B-1 Shares	3,189,400,000	100%
Total:	3,189,400,000	100%

Sitios’ minimum fixed capital stock without withdrawal rights is represented by ordinary Series B-1 shares, with no par value, which will have full voting rights. The amount of the variable capital stock will be represented by the number of ordinary Series B-2 shares with no par value, as determined by the General Shareholders’ Meeting that approves their issuance.

To date, all of Sitios’ capital stock is comprised of subscribed and paid-in shares; therefore, it does not have any treasury shares.

Sitios is a publicly traded stock corporation with variable capital. Any increase or decrease in the minimum fixed capital stock must be approved by an extraordinary general shareholders’ meeting and, consequently, its bylaws must be amended to reflect such change. Any increase or decrease in the variable capital stock may be approved by an ordinary general shareholders’ meeting without any requirement to amend its bylaws.

As of the date of this Information Statement, Sitios is not aware of the existence of any open positions held in liquid derivative instruments whose underlying is Sitios Shares.

Distribution of Sitios Shares

On the date indicated in the notice to shareholders to be published by the Secretary of the board of directors of AMX through the Mexican Stock Exchange and the Mexican National Banking and Securities Commission (the “Notice to Shareholders”), the holders of AMX Shares will be entitled to receive, for each twenty AMX Shares corresponding to Series A Shares, Series AA Shares or Series L Shares, of which they are owners, one ordinary Series B-1 Sitios Share, without par value, representing the minimum subscribed and paid-in fixed capital of Sitios. For holders of ADSs, see “Effects of the Spin-off on ADSs Holders.”

Prior to the Distribution Date, there will be no separate share certificates for the Sitios Shares, and therefore, the right to receive such shares will be transferred together with the transfer of any AMX Shares, and no investor will be able to purchase, acquire, sell or transfer Sitios Shares or AMX Shares separately.

In the case of AMX Shares (i) deposited in Indeval, the delivery of the Sitios Shares will be carried out in accordance with the applicable legal and administrative provisions; (ii) not deposited in Indeval, the delivery of the Sitios Shares will be carried out in the manner and time period determined in the Notice to Shareholders. The distribution of Sitios Shares will not occur until they have been registered in the National Securities Registry.

Effects of the Spin-off on ADS Holders

As of the ADS Record Date, each Series L ADS represents, in addition to 20 Series L Shares of América Móvil, the right to elect to receive one Series B-1 Sitios Share, and each Series A ADS represents, in addition to 20 Series A Shares of América Móvil, the right to elect to receive one Series B-1 Sitios Share. Each qualifying holder of ADSs on the ADS Record Date (an “ADS Record Holder”) will be entitled to elect to receive a proportional number of Series B-1 Sitios Shares equal to the number of corresponding ADSs held by such holder.

On the Distribution Date, the Depositary’s custodian bank in Mexico will receive all of the Sitios Shares that ADS Record Holders are entitled to elect to receive.

Pursuant to the terms of the deposit agreements governing América Móvil’s ADS programs, any distribution of securities other than AMX Shares must be made in such manner as the Depositary deems lawful and practicable. If the Depositary believes that distribution is not reasonably practicable, the Depositary may adopt any method of distribution it deems practicable to effect such distribution, including the sale of the securities, in which case the net proceeds from such sale must be distributed by the Depositary to ADS Holders in the same proportion to the number of ADSs owned by them.

Only ADS Record Holders who certify that they are either (1) a person who is not a “U.S. person” (as defined in Regulation S) receiving the Sitios Shares in an “offshore transaction” (as defined in Regulation S), or (2) a person who (i) is a “Qualified Institutional Buyer” (as defined in Rule 144A under the Securities Act), receiving the Sitios Shares in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and (ii) is an institution of a type to which the Sitios Shares may be offered in a transaction exempt from any registration or qualification requirements under the securities laws of the state, territory, or possession of the United States in which the holder of the ADSs is located, are authorized to elect to receive Sitios Shares as described below.

Election procedure to receive Sitios Shares applicable to Direct Holders of ADSs

An ADS Record Holder that complies with all applicable requirements, may make an election to receive its Sitios Shares in a brokerage account in Mexico (a “Share Delivery Election”). Citibank, N.A., as ADS Depositary, will deliver an election and delivery instruction form (“Registered Holder Delivery Instruction Form”) and other relevant materials to each ADS Record Holder that holds its ADSs directly (“Direct Holder”). A Direct Holder making such an election must deliver to the Depositary a fully completed Registered Holder Delivery Instruction Form bearing a medallion signature guarantee and payment by check of the depositary fee of $0.0375 per Sitios Share to be delivered (equivalent to $0.0375 per ADS held) (the “Depositary Fee”), each of which the Depositary must receive before 5:00 p.m., New York time, on November 7, 2022 (the “Delivery Instruction Deadline”). An ADS Holder may not make a Share Delivery Election unless a tax certification on IRS Form W-9 or W-8, as applicable, is on file with the Depositary.

Election procedure to receive Sitios Shares applicable to Indirect Holders of ADSs that hold their shares through broker-dealers and/or stock market participants

In the case of an ADS Record Holder that holds its ADSs through a broker or other securities intermediary and that comply with all applicable requirements, (an “Indirect Holder”), Citibank, N.A., as ADS Depositary, will furnish a broker delivery instruction form (“Broker Delivery Instruction Form”) and other relevant materials to brokerage firms or other securities intermediaries that are listed in the security position listing of DTC as having ADSs credited to their DTC accounts as of the ADS Record Date (each, a “DTC Participant”). An Indirect Holder making a Share Delivery Election must cause its DTC Participant to deliver to the Depositary confirmation from DTC that such DTC Participant has recorded a valid election to receive Sitios Shares through DTC’s Corporate Action Web Browser Instruction Tab (formerly known as the “Elective Dividend System”) which the Depositary must receive before the Delivery Instruction Deadline. In addition, the DTC Participant must deliver a fully completed and signed Broker Delivery Instruction Form bearing a medallion signature guarantee, which the Depositary must receive prior to the Delivery Instruction Deadline and approve the Depositary Fee in DTC’s Special Payment Order System. An Indirect Holder must consult its DTC Participant regarding the steps it would need to follow in order to ensure timely delivery of the Broker Delivery Instruction Form to the Depositary. DTC Participants will set their own cutoff dates and times to receive instructions to make Share Delivery Elections, which will be earlier than the Delivery Instruction Deadline. If you are an Indirect Holder, you should contact the securities intermediary through which you hold ADSs to determine the cutoff date and time that applies to you.

As soon as practicable after receipt of the applicable election and delivery documents and the Depositary Fee, the Depositary will instruct its Mexican custodian to deliver to the account of each ADS Record Holder that made a valid Share Delivery Election the number and class of Sitios Shares set forth in the Registered Holder Delivery Instruction Form or Broker Delivery Instruction Form, as applicable (in each case, an “Instruction”).

It is the sole responsibility of each ADS Record Holder that complies with all applicable requirements, electing to receive any of its Sitios Shares directly to create and maintain an account with a broker, bank or other participant in Indeval and that is able to receive any Sitios Shares covered by an Instruction, as well as to ensure that the information provided in the Instruction is accurate. If the Depositary’s Mexican custodian reports that delivery pursuant to a Share Delivery Election has failed, the Depositary will endeavor to contact the ADS Direct Holder or DTC Participant that delivered the Instruction and request a correction or any other action that may be necessary to complete the requested delivery. If such delivery cannot be completed within 10 days following the Delivery Instruction Deadline, the Depositary will treat the Share Delivery Election as invalid and any Sitios Shares covered thereunder will be treated as if such Share Delivery Election had not taken place and sold as described below.

Sale of Sitios Shares by the Depositary

Except for Sitios Shares delivered pursuant to a valid Share Delivery Election, the Depositary will sell all of the Sitios Shares it receives on the Share Distribution Date in one or more transactions. The Depositary will convert or cause to be converted the proceeds of such sales into Dollars and pay each Direct Holder or DTC, for the account of each DTC Participant, as applicable, who have not validly elected to receive Sitios Shares, the portion of the net proceeds of that sale to which it is entitled, after deduction of the Depositary Fee, the expenses of sale and any applicable taxes or withholdings. Such sales may be conducted over an extended period of time and the Depositary may but has no obligation to make interim payments of the proceeds to ADS Record Holders before all sales are completed.

The Depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the applicable deposit agreement and the rate that the Depositary or its affiliate receives when buying or selling foreign currency for its own account. The Depositary makes no representation that the exchange rate used or obtained in any currency conversion in connection with sales of Sitios Shares will be the most favorable rate that could be obtained at the time nor that the method with which the rate will be determined will be the most favorable to holders of ADSs, subject to the Depositary’s obligations under the applicable deposit agreement to perform its specified obligations without negligence or bad faith. The methodology used to determine exchange rates used in currency conversations is available upon request to the Depositary.

Persons holding ADSs through a broker and/or any securities market participant must consult with them regarding the distribution of the Sitios Shares or the proceeds from the sale of the Sitios Shares in order to determine the applicable costs and commissions.

Listing of Sitios Shares and AMX Shares at Adjusted Trading Price

Ex Date and Commencement of Listing

América Móvil expects that the Sitios Shares will be listed under the ticker symbol “LASITE” and will begin trading at the Opening Price (as defined below) on the Share Distribution Date, which will also be the “ex” date (the “Ex Date”).

Opening Price and Auction

In order to avoid significant variations in the price of the Series “A” and “L” AMX and Sitios Shares, and to make the Spin-off process more transparent, América Móvil is expected to ask the Mexican Stock Exchange for the opening market price of the Series “A” and “L” shares of América Móvil and Series “B-1” of Sitios (in each case, the “Opening Price”) at the commencement of the auction session on the Ex Date, to be determined individually in the market by conducting an spin-off auction of the Series “A” and “L” shares of América Móvil and the Series “B-1” Sitios Shares in the opening stage of the Ex Date, in accordance with the methodology set forth in the internal regulations of the Mexican Stock Exchange. The Opening Price is expected to be the same as that determined in the aforementioned auction.

Special Settlement

América Móvil has requested that the Mexican Stock Exchange settle trades in AMX Shares on a 48-hour, 24-hour, and same-day settlement cycle, in order for all trades made during that period to settle on the Ex Date.

DIVIDENDS

Since Sitios’ incorporation, it has not paid dividends in relation to its Sitios Shares. During the annual ordinary general meeting of the holders of Sitios Shares, the board of directors of Sitios submits to such holders for their approval of Sitios’ financial statements for the previous fiscal year, together with a report thereon by the board of directors. Upon approval of such financial statements, the holders of Sitios Shares determine how the net profits obtained by Sitios during the preceding year will be allocated. If the holders of Sitios Shares approve the declaration and the amount and payment of dividends, such dividends may only be paid from the retained earnings from accounts previously approved by Sitios’ shareholders, provided that legal reserves have been properly created and losses from previous fiscal periods have been paid.

SELECTED FINANCIAL INFORMATION

The selected financial information included in this Information Statement is derived from the accounting records or the Pro Forma Financial Statements of Sitios, which consider the effects of the Spin-off and Sitios as an independent company. This information should be read together with the section “Management’s Discussion and Analysis of Sitios’ Results of Operations and Financial Condition” and the Pro Forma Financial Statements contained in this Information Statement. The Pro Forma Financial Statements and the other financial information in the tables below have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board.

For further information and a detailed description of the manner in which the Pro Forma Consolidated Financial Information was prepared, please read the notes to the Pro Forma Financial Information and the report of the External Auditors thereto attached as “Exhibit A)” and “Exhibit B)” to this Information Statement.

Results between periods are not indicative of future results. For uncertain factors or events that could cause the financial information contained in this Information Statement not to be indicative of Sitios’ future performance, see “Management’s Discussion and Analysis of Sitios’ Results of Operations and Financial Condition” and “Risk Factors” sections of this Information Statement.

SITIOS LATINOAMÉRICA, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Pro Forma Consolidated Statements of Financial Position

	For the year ended December 31, 2021
(Millions of Pesos)	Base Figures	Pro Forma Adjustments	Pro Forma figures
Assets
Current assets
Cash and cash equivalents	—	12,210	12,210
Accounts receivable, taxes payable, and other net	—	3,424	3,424

Total current assets	—	15,634	15,634
Non-current assets:	—
Property and equipment, net	—	64,844	64,844
Deferred income taxes	—	166	166
Rights of use	—	15,521	15,521

Total Assets	—	96,165	96,165
Liabilities and stockholders’ equity
Short-term debt and current portion of the long-term debt	—	16,896	16,896
Liabilities related to short term rights of use	—	3,298	3,298
Accounts payable	—	905	905
Total current liabilities	—	21,099	21,099
Non-current liabilities
Long-term debt	—	42,816	42,816
Liabilities related to long-term rights of use	—	12,285	12,285
Deferred income taxes	—	12,401	12,401
Asset retirement obligations	—	4,187	4,187
Total non-current liabilities	—	71,689	71,689
Total Liabilities	—	92,788	92,788
Stockholders’ equity:	—
Total stockholders’ equity	—	3,377	3,377
Total liabilities and stockholders’ equity	—	96,165	96,165

SITIOS LATINOAMÉRICA, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Pro Forma Consolidated Statements of Financial Position

	For the period of six months ended June 30, 2022			For the period of six months ended June 30, 2021
(Millions of Pesos)	Base Figures	Pro Forma Adjustments	Pro Forma figures	Base Figures	Pro Forma Adjustments	Pro Forma figures
Assets
Current assets
Cash and cash equivalents	—	12,262	12,262	—	11,963	11,963
Accounts receivable, taxes payable, and other net	—	2,834	2,834	—	2,744	2,744
Total current assets	—	15,096	15,096	—	14,707	14,707
Non-current assets:	—			—
Property and equipment, net	—	63,469	63,469	—	69,035	69,035
Deferred income taxes	—	518	518	—	575	575
Rights of use	—	14,333	14,333	—	14,069	14,069
Total Assets	—	93,416	93,416	—	98,386	98,386
Liabilities and stockholders’ equity
Short-term debt and current portion of the long-term debt	—	16,624	16,624	—	16,532	16,532
Liabilities related to short term rights of use	—	3,649	3,649	—	2,924	2,924
Accounts payable	—	1,910	1,910	—	836	836
Total current liabilities	—	22,183	22,183	—	20,292	20,292
Non-current liabilities
Long-term debt	—	42,275	42,275	—	42,159	42,159
Liabilities related to long-term rights of use	—	10,509	10,509	—	11,190	11,190
Deferred income taxes	—	14,146	14,146	—	13,551	13,551
Asset retirement obligations	—	4,138	4,138	—	4,071	4,071
Total non-current liabilities	—	71,068	71,068	—	70,971	70,971
Total Liabilities	—	93,251	93,251	—	91,263	91,263
Stockholders’ equity:
Total stockholders’ equity	—	165	165	—	7,123	7,123
Total liabilities and stockholders’ equity	—	93,416	93,416	—	98,386	98,386

SITIOS LATINOAMÉRICA, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Pro Forma Consolidated Statements of Comprehensive Income

	For the year ended December 31, 2021
(Millions of Pesos)	Base Figures	Pro Forma Adjustments	Pro Forma figures
Operating income
Tower leases	—	7,253	7,253
Ground leases	—	4,884	4,884

	—	12,137	12.137

Operating costs and expenses:
Cost of service	—	619	619
Operating expenses	—	617	617
Depreciation	—	6,512	6,512

Total	—	7,748	7,748

Operating Income	—	4,389	4,389
Interest payable net	—	(4,657)	(4,657)
Net foreign exchange loss	—	(862)	(862)
Other financial costs	—	(487)	(487)
Loss before income taxes	—	(1,617)	(1,617)
Income taxes	—	(517)	(517)

Net loss for the period	—	(1,100)	(1,100)

SITIOS LATINOAMÉRICA, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited Pro Forma Consolidated Statements of Comprehensive Income

	For the six period ended June 30, 2022			For the six period ended June 30, 2021
(Millions of Pesos)	Base Figures	Pro Forma Adjustments	Pro Forma figures	Base Figures	Pro Forma Adjustments	Pro Forma figures
Operating income
Tower leases	—	3,690	3,690	—	3,456	3,456
Ground leases	—	2,627	2,627	—	2,404	2,404

	—	6,317	6,317	—	5,860	5,860

Operating costs and expenses:
Cost of service	—	531	531	—	391	391
Operating expenses	—	243	243	—	298	298
Depreciation	—	3,545	3,545	—	3,199	3,199

Total	—	4,319	4,319	—	3,888	3,888

Operating Income	—	1,998	1,998	—	1,972	1,972
Interest payable net	—	(1,605)	(1,605)	—	(2,244)	(2,244)
Net foreign exchange gain	—	275	275	—	159	159
Other financial income	—	469	469	—	61	61
Gain (loss) before income taxes	—	1,137	1,137	—	(52)	(52)
Income taxes	—	364	364	—	(17)	(17)

Net gain (loss) for the period	—	773	773	—	(35)	(35)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF SITIOS’ RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The following discussion has been prepared based upon and should be read together with Sitios’ unaudited Pro Forma Financial Statements, the notes thereto, and the information provided in the “Selected Financial Information” section included elsewhere in this Information Statement. All financial information included in this Information Statement will be presented in Pesos unless otherwise expressly stated. Sitios’ unaudited Pro Forma Financial Statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as defined by the International Accounting Standards Board or IASB. See note [3] to Sitios’ unaudited Pro Forma Financial Statements to identify the basis of preparation and presentation of financial information.

This Information Statement contains forward-looking statements that reflect Sitios’ plans, estimates, expectations involving risks, uncertainties and assumptions. Sitios’ actual results may differ materially from those mentioned herein. Factors that could make or contribute to these differences include, among others, those mentioned in the forward-looking statements and elsewhere in this Information Statement, particularly in the section “Risk Factors”. It is important for investors to carefully consider the information contained in this section and in the section “Risk Factors” that relates to any evaluation of Sitios or its business.

As of the date of this Information Statement, Sitios has not identified any known trends, commitments or events that may or will significantly affect its liquidity, results of operations or financial condition.

Pro Forma Results of Operation.

Main Factors Affecting Sitios’ Results of Operation (Coronavirus Contingency COVID-19)

The unprecedented health crisis resulting from the spread of the COVID-19 pandemic has resulted in a severe economic downturn, generated high levels of volatility and uncertainty, and caused significant global disruption. Sitios is closely monitoring the evolution of the pandemic in the countries in which it operates, in order to adopt preventive measures to guarantee the continuity of its operations and safeguard the health and safety of its personnel and customers. Based on the information available as of the date of this Prospectus, the main effects of the COVID-19 pandemic on the Company’s activities and results of operations can be summarized as follows:

•

During most of 2021, substantially all of the countries in which the Company operates were subject to containment and other measures implemented to control the spread of the COVID-19 pandemic. The COVID-19 pandemic has not had a significant impact on Sitios’ revenues, with the understanding that such situation could change in the future depending on the evolution of the pandemic.

•

The economy in most of the countries in which Sitios operates recovered in the first half of 2022, arising from the application of the different vaccines approved against the COVID-19 virus, although the development of the pandemic continues, and new increases in the number of infections are occurring worldwide. The values of Latin American currencies against the Dollar, which had depreciated significantly as a result of the spread of the pandemic, strengthened notably during the first half of 2022. The Argentine peso and Brazilian real appreciated against the Dollar; and the Guatemalan quetzal also showed a positive performance.

•

Measures to curb the spread of COVID-19 have had a significant impact on the global economy. Given the changing nature of COVID-19 and the limited recent experience of the economic and financial impacts of such an unprecedented pandemic, entities around the world have had to assess the changes and effects on their financial reporting. These changes and effects have not presented significant challenges to Sitios in the valuation, presentation and disclosure of its Pro Forma Financial Statements, including liquidity, cash flows, solvency and going concern, considering that the telecommunications industry has been one of the least affected by the pandemic. As part of the actions taken, Sitios has evaluated the impact, mainly in the estimates related to the measurement of assets and liabilities that may arise in the future, without identifying significant changes in the assumptions used.

•	As of the date of this Information Statement, the pandemic has not caused any material changes or adjustments to Sitios’ strategy and objectives.

Sitios has implemented policies including the performance of its employees’ work from their homes and the maintenance of a healthy physical distance between people that could limit the efficiency and effectiveness of its operations, its internal controls and its controls over the preparation of its financial information.

Sitios will constantly evaluate the effects and measures of the COVID-19 pandemic, as well as the effects they may have on the business, in order to be in a position to mitigate, to the extent possible, impacts on operations.

The extent to which Sitios’ operating and financial performance will be affected by the COVID-19 pandemic will depend on the duration and extent of the pandemic and the availability and effectiveness of vaccines, which are highly uncertain and impossible to predict. If the COVID-19 pandemic continues, its impact on Sitios’ operations, on Sitios’ customers and suppliers and on the financial markets could materially adversely affect Sitios’ results of operations or financial condition.

Revenues

Sitios’ revenues are derived from monthly usage fee payments under its agreements with telecommunications companies. Sitios’ rates vary depending on the space required by the customer’s equipment at the site, the cost-effective space required by the customer and the location of the site. Sitios’ revenues could be affected by cancellations or terminations of existing site agreements or in the event that the site is damaged, destroyed or its use is diminished. Generally, its site agreements have a duration of five and ten mandatory years, however, a site agreement may be cancelled or terminated subject to the payment of a termination fee.

Sitios has entered into framework agreements with the various telecommunications companies that establish the key terms and conditions for its commercial relationship. Based on these terms and conditions, it has entered into individual site agreements that establish usage rates, annual increments and fixed annual fees that allow these carriers to place a predetermined number of equipment at its sites and provide for an increase in rate payments if the original usage capacity is exceeded.

For the six months ended June 30, 2022, Sitios’ revenues amounted to $6,317 an increase of 7.8% in relation to the $5,860 corresponding to the same period in 2021. This variation was mainly due to an increase in price due to the annual inflation adjustment.

For the year ended December 31, 2021, Sitios’ revenues totaled $12,137. Its main revenue, which is tower leases, represents 59.8% of total revenues.

Operating Costs and Expenses

Sitios’ operating costs and expenses consist primarily of land rent for its sites, which consists of the rent it pays to its landlords under the leases, as well as salaries, tower maintenance costs, administrative expenses and depreciation. Sitios does not expect its operating expenses to increase significantly as a result of adding new customers to its existing sites. As a result, Sitios expects the new site agreements to provide incremental cash flow. However, it may incur additional costs and expenses as it increases its presence in geographic areas in which it has recently launched operations or in which it is focused on expanding its portfolio. Therefore, the increase in its profit margin is positively affected by adding new customers to its existing sites and may be temporarily diluted by its development and growth activities.

For the six months ended June 30, 2022, Sitios’ operating costs and expenses amounted to $4,319 an increase of 11.1% in relation to the $3,888 corresponding to the same period in 2021. This variation was mainly due to maintenance costs and depreciation of rights of use.

For the year ended December 31, 2021, operating costs and expenses totaled $7,748. The main expense, which is depreciation, represents 84.0% of total costs and expenses.

Operating Income

For the six months ended June 30, 2022, Sitios’ operating income amounted to $1,998, a decrease of 1.3% in relation to the $1,972 corresponding to the same period in 2021. This variation was mainly due to an increase in income, offset by operating costs and expenses.

Excluding the effects of depreciation on operating income for the six months ended June 30, 2022, Sitios’ EBITDAaL amounted to $2,916, i.e., Sitios’ EBITDAaL represented 79.0% of operating income, compared to $2,767 for the same period in 2021 in which our EBITDAaL represented 80.1% of operating income. This variation was mainly due to an increase in revenue from Passive Infrastructure rent offset by higher operating costs.

Sitios’ operating income for the year ended December 31, 2021, totaled $4,389, primarily due to depreciation of fixed assets and rights of use.

Excluding the effects of depreciation on operating income for the year ended December 31, 2021, Sitios’ EBITDAaL totaled $6,017, i.e. its EBITDAaL represented 83.0% of operating income, and is primarily formed from income derived from the rental of its Passive Infrastructure.

Accrued interest payable, net

For the six months ended June 30, 2022, Sitios’ net interests amounted to $1,605, equivalent to 25.41% of the total income, a decrease of 28.5% in relation to the $2,244, equivalent to 38.29% of the total income corresponding to the same period in 2021. This variation was mainly due to the cost of contracted debt, as well as the interests related to the rights of use.

For the year ended December 31, 2021, net interest expense totaled $4,657, equivalent to 38.37% of the total income, and is represented by three items: (i) accrued interest on cash in banks; (ii) accrued interest on long-term debt service and (iii) interest on the liability related to rights of use.

In all cases the calculation is based on the principal amount multiplied by the agreed interest rates and by the number of days accrued in each period.

Foreign exchange gain (loss), net

For the six months ended June 30, 2022, Sitios’ foreign exchange gain, net, amounted to $275 an increase of 72.9% in relation to the gain of $159 corresponding to the same period in 2021. This variation was mainly due to the revaluation of the Mexican peso in relation with the Dollar.

The net foreign exchange loss for the year ended December 31, 2021 was $862, mainly due to long-term debt.

Income Tax

The main component of Sitios’ tax expense is income tax. Its income tax consists of accrued and deferred taxes, calculated based on IFRS requirements.

The main difference between the value of accounting and taxable income is depreciation, followed by interest accrued on debt.

For the six months ended June 30, 2022, Sitios’ ISR amounted to $364 an increase of 2,241.2% in relation to the $(17) corresponding to the same period in 2021. This variation was mainly due to increased utility subject to tax payments.

ISR income as of December 31, 2021 was $517, derived from depreciation of fixed assets and rights of use.

Property and equipment, net

Upon consummation of the Spin-Off, Sitios recognized and recorded its passive telecommunications tower infrastructure at fair value, which was determined by an experienced industry valuation specialist.

Sitios master agreement with América Móvil allows it to quickly and efficiently enter into new site agreements to deploy new equipment at its sites. Sitios expects to enter into master agreements with other telecommunications operators as new customers in the near future and expect such master agreements to include terms and conditions similar to those contemplated by the framework agreement with América Móvil.

Consolidated net gain/loss

For the six months ended June 30, 2022, Sitios’ accumulated consolidated net gain amounted to $773 an increase of 2,108.6% in relation to the $35 corresponding to the same period in 2021.

The accumulated consolidated net loss for the year ended December 31, 2021 was $1,100.

Financial measures not recognized by IFRS

Sitios includes, within the analysis of results of operation, discussions of EBITDAaL. EBITDAaL is not a financial indicator recognized under IFRS although it is based on or derived from information in its unaudited Pro Forma Financial Statements. EBITDAaL should not be considered as an alternative to net loss (as an indication of its operating performance), or as an alternative to operating cash flow (as a measure of its liquidity). We consider EBITDAaL is presented as a useful indicator of its actual operating performance. Sitios believes this measure is useful to an investor in evaluating its operating performance because (1) it is a key measure used by its management team in making decisions and evaluating its performance; (2) it is frequently used in the site industry to measure operating performance because depreciation and amortization can vary significantly among companies depending on accounting methods and useful lives, particularly where acquisitions and non-operating factors are involved; (3) provides investors with a meaningful measure to evaluate its operating performance by eliminating items that are not operating in nature; and (4) provides investors with a useful measure to compare its results of operation with those of other companies.

However, Sitios’ measure of EBITDAaL may not be fully comparable to similar measures used by other companies. Below is a reconciliation of net gain/(loss) to EBITDAaL, expressed in millions of Pesos:

	For the six months ended June 30		For the year ended December 31
	2022	2021	2021
Net gain/(loss)	773	(35)	(1,100)
Plus:
Income taxes	364	(17)	(517)
Comprehensive Financing Cost	861	2,024	6,006
Depreciation	3,545	3,199	6,512

EBITDA	5,543	5,171	10,901
Less lease of real estate Property where the Passive Infrastructure is located	2,627	2,404	4,884

EBITDAaL	2,916	2,767	6,017

Financial position, liquidity and capital resources.

Liquidity

Internal sources of liquidity will come from Sitios’ own cash flow generation.

Main use of liquidity generated by Sitios.

The principal cash flow of Sitios’ Operating Subsidiaries comes from the rents generated by the site agreements for the shared use and access of their Passive Infrastructure, together with the ancillary services they provide to their customers, such as security, site access and maintenance services, and these agreements alone are expected to be the principal source of liquidity for Sitios’ Operating Subsidiaries.

Cash generated by Sitios’ Operating Subsidiaries or obtained by them or by Sitios through its financing sources, is mainly used to cover their operating costs and expenses, which mainly consist of the rent of the land where the Passive Infrastructure is located; the payment of salaries; construction and maintenance costs of the Passive Infrastructure; administration and depreciation expenses; the payment of interest on the acquired debt, as well as to pay the principal amount thereof on the scheduled maturity dates.

Debt

In addition to the cash flows generated by its operations, Sitios, directly or through its subsidiaries, may incur in debt to finance certain operating needs such as: debt restructuring; working capital; investment expenses; or the acquisition of Passive Infrastructure.

In order to obtain this financing, Sitios seeks conditions that allow it to maintain its credit rating, as well as continued access to this type of financing sources.

As of the date of this Information Statement, a subsidiary of Sitios (Torres Latinoamérica) has entered into a loan agreement in Pesos for the equivalent of $9,000,000,000 (nine billion Pesos 00/100), with an outstanding balance of $3,300,000,000 (three billion three hundred million Pesos 00/100); as well as a loan agreement in Dollars for a total outstanding amount of USD$450,000,000 (four hundred and fifty million Dollars 00/100) both with a term until in November 2022.

These credit agreements bear interest at variable rates and are guaranteed by some of Sitios’ Operating Subsidiaries. These agreements impose obligations that limit the change of control of the debtor and its guarantors, the amounts for which the debtor and its guarantors may incur debt with other banks, the distribution of dividends during the term of the loans, and the ability of the guarantors to impose liens on certain of their assets.

In addition to the foregoing, as of the date of this Information Statement, Sitios and Torres Latinoamérica have jointly entered into a loan agreement in Pesos for $20,558,500,000 (twenty thousand five hundred and fifty-eight million five hundred thousand Pesos), with a term until March 2026.

The aforementioned credit agreement bears interest at fixed rates and will be guaranteed by Torres Brasil, an operating subsidiary of Sitios. This agreement imposes obligations that limit the change of control of the debtor and its guarantors, the amounts for which the debtor, its subsidiaries and its guarantors may incur debt with other banks, the distribution of dividends during the first three years of the term of the loan, as well as the guarantors’ ability to dispose of or impose liens on certain of their assets. In addition, the Dollar contract requires that the debtor maintain: i) a debt/EBITDAaL ratio of no more than 8.5 to 1.00; ii) an interest coverage ratio with respect to EBITDAaL of less than 1.5; and iii) that the debt of its subsidiaries (excluding the debt of Torres Latinoamérica and Torres Brasil) must represent less than 20% of Sitios’ consolidated debt.

In addition to the above, as of the date of this document, América Móvil has issued a bond, in the form of 5.375% “Senior Notes”, for a principal amount of US$1,000,000,000 and a maturity date due on April 4, 2032.

Based on the Pro Forma Financial Statements, Sitios’ level of indebtedness for the year ended December 31, 2021 was $59,712.

Sitios’ credit requirements are not subject to a seasonality factor and are based on external and variable business needs.

Treasury

Sitios maintains treasury policies congruent with its financial commitments and the needs of our operations, and keep our financial resources invested in highly liquid, non-speculative and low-risk instruments. Likewise, due to its recent creation, Sitios is working together with its management bodies in the preparation of the policy manual that will govern its treasury. They are mainly held in treasury in USD, being this the currency in which Sitios receives the income derived from its operations.

Tax credits or debts

Sitios has no tax receivables or payables with respect to (i) the six-month period ended June 30, 2022; and (ii) the year ended December 31, 2021.

Equity Investments

During the six-month period ended June 30, 2022, Sitios did not have any material capital expenditures committed for such periods same situation applicable to the same period of 2021.

During the year ended December 31, 2021, Sitios had no significant capital expenditures committed for such periods.

Assets, Liabilities and Stockholders’ Equity

As of June 30, 2022, Sitios’ total assets amounted to $93,416, of which, $63,469 corresponded to net property and equipment and $14,333 corresponded to rights of use. As of June 30, 2022, Sitios’ total liabilities amounted to $93,251, of which $58,899 represented debt with cost and $14,158 represented a lease related liability. Net debt at the end of the period amounted to $46,637. Sitios’ stockholders’ equity at June 30, 2022 amounted to $165.

As of December 31, 2021, Sitios’ total assets totaled $96,165, of which $64,844 accounted for net property and equipment and $15,521 to rights of use. At December 31, 2021, Sitios’ total liabilities totaled $92,788, of which $59,713 represented debt with cost and $15,583 represented lease related debt. Net debt at the end of the year totaled $47,503. Sitios’ stockholders’ equity at December 31, 2021 totaled $3,377.

Off-balance sheet adjustments

As of the date of this Information Statement, Sitios had no off-balance sheet adjustments.

Internal Control

Sitios activities expose it to a variety of financial risks: market risks (including cash flow interest rate risks), credit risks and liquidity risks. Sitios management is focused on mitigating such potential adverse effects on its financial performance.

Risk management is handled by Sitios’ finance department under the supervision of its board of directors and its audit committee, completely formed by independent directors. The administration and finance department is responsible for identifying, evaluating and mitigating financial risks in coordination with its operating department, in accordance with general standards regarding financial risk management, and certain procedures related to specific risks, such as credit risk and/or risks related to the investment of surplus cash flow.

Operations with derivative instruments

As of the date of this Information Statement, Sitios has not entered into any derivative financial instruments, although it may enter into such instruments in the future if it deems it convenient.

ESTIMATES, PROVISIONS AND CRITICAL ACCOUNTS RESERVES

Properties, Civil Works and Towers

General

This heading is valued at its revalued amount as of December 31, 2021, without exceeding its value in use, the market value was determined by independent appraisers at market values in effect as of that date.

Depreciation calculation

Property is depreciated using the straight-line method, based on the revalued amount and remaining useful life of such assets. The estimated useful life of Sitios’ assets is 30 years. The estimated useful life of an asset is determined upon its expected conditions of operation and maintenance, taking into account market practices, anticipated technological changes and other factors.

This item is comprised of towers and other passive infrastructure, including, primarily, the civil work and physical spaces in different parts of the tower, based on their value as determined by independent appraisers.

Provision for asset retirement

This is the estimate of future costs that Sitios will incur to change, modify or close the sites that are in operation. These costs are adjusted to present value on the basis of an appropriate discount rate determined by us.

Accruals are recorded when (i) Sitios has a present obligation (legal or constructive) as a result of past events, (ii) the settlement of such obligation will require an outflow of resources, and (iii) the obligation can be measured reliably.

When the effect of the time value of money is significant, the amount of the liability is determined as the present value of the expected disbursements to settle the obligation. The discount rate is determined on a pre-tax basis and reflects current market conditions at the financial statement reporting date and, where appropriate, the risks specific to the liability. In these cases, an increase in the liability is recognized as finance expense.

Contingent liabilities are recognized only when it is probable they will give rise to a future cash disbursement for their settlement. Also, contingencies are only recognized when they will generate a loss.

This provision is made for future site retirements and rearrangements and it is determined on the basis of the following factors:

a)	The cost of transport of certain materials;

b)	The costs of labor for relocating sites and construction;

c)	The costs of materials for new civil works;

d)	Inflation; and

e)	The periods in which it is estimated that sites will be returned.

As of June 30, 2022, the revision to the estimate of cash flows and discount rate did not result in a change in these variables, with respect to the previous period.

Leases

The determination of whether a contract is or contains a lease is based on the economic substance of the arrangement at the inception date of the lease. The contract is, or contains, a lease if the fulfillment of the contract depends on the use of an asset (or assets), even if the asset (or assets) is not explicitly stated in the contract.

At the inception of a contract, Sitios must assess whether the contract is, or contains, a lease. That is, if the contract transfers the right to use an identified asset for a specified period of time in exchange for consideration. If not, it is a service agreement.

Sitios as lessee

Sitios applies a single approach to the recognition and valuation of all leases, except for short-term leases and leases where the underlying asset is of low value (based on its relative importance). Sitios recognizes lease liabilities to realize lease payments and right-of-use assets that represent its right to use the underlying assets.

i) Right-of-use assets

Sitios recognizes right-of-use assets at the lease commencement date (i.e. the date on which the underlying asset is available for use). Right-of-use assets are measured at acquisition cost, less accumulated depreciation or amortization and impairment losses, and are adjusted to reflect any re-measurement of lease liabilities. The cost of right-of-use assets includes the amount of the initial valuation of lease liabilities recognized, lease payments made prior to or at the lease commencement date less any lease incentives received and initial direct costs incurred by the lessee. Right-of-use assets are depreciated or amortized on a straight-line basis over the shorter of the lease term and the lease term, as shown below:

Real estate leases	5 to 10 years

Right-of-use assets are also subject to impairment tests.

ii) Lease liabilities

At the lease commencement date, Sitios recognizes lease liabilities measured at the present value of future lease payments to be made during the lease term. Lease payments include fixed payments (including fixed payments in substance), less any lease incentive receivable, variable lease payments that depend on an index or rate, and amounts expected to be paid as residual value guarantees. Lease payments also include the exercise price of a purchase option if Sitios is reasonably certain to exercise it and lease termination penalty payments if the lease term reflects that Sitios will exercise an option to terminate the lease.

Variable lease payments that do not depend on an index or rate are recognized as an expense (unless incurred to produce inventories) in the period in which the event or condition that generates the payment occurs.

To calculate the present value of lease payments, Sitios discounts to present value the future cash flows for those leases that are within the scope of the standard, using an incremental discount rate, which is an estimate of the rate that Sitios would obtain for a loan, at a period similar to the current lease obligations and with similar collateral, to obtain an asset similar to the leased asset. After the lease commencement date, the amount of lease liabilities is increased to reflect the accrual of accrued interest and reduced in proportion to the lease payments made. Additionally, the carrying amount of lease liabilities is re-measured when there is a modification, a change in the lease term, a change in lease payments (e.g., changes to future payments resulting from changes in an index or rate used to calculate such payments), or a change to the valuation of an option to purchase the underlying asset.

Sitios’ lease liabilities are presented separately from other liabilities in the statement of financial position.

Deferred taxes

Deferred tax assets and liabilities are measured at the tax rates that will be in effect when the asset is realized or the liability is settled, based on tax rates (and tax legislation) that are enacted or substantively enacted at the reporting date.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient future taxable profit will be available to allow all or part of the deferred tax assets to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it is probable that sufficient future taxable profit will be available to allow the deferred tax asset to be recovered.

Deferred taxes related to items recognized outside profit or loss are recognized in correlation to the underlying transaction, either in other comprehensive income or directly in equity.

General

The estimates and judgments used by Sitios in the preparation of its financial statements are continually evaluated and are based on historical experience and other factors, including projections of future events that are believed to be reasonable under current circumstances.

As of the date of issuance of the unaudited pro forma statements of financial position and unaudited pro forma statements of comprehensive income attached to this Information Statement, no additional critical accounting estimates, provisions or reserves have been identified that should be described.

As of the date of this Information Statement, Sitios does not anticipate a significant change in estimates, provisions or reserves. In the event of a significant change, depending on its nature, the corresponding financial information could be affected.

EXTERNAL AUDITOR

Sitios’ Pro Forma Financial Statements attached to this Information Statement were reviewed by Mancera, S.C., a member of E&Y Global Limited, Sitios’ independent external auditors.

The selection process of Sitios’ external auditors is entrusted to the board of directors, which selects them considering several factors such as experience and quality of service, as well as the prior opinion of the Audit and Corporate Practices Committee.

As of the date of the Information Statement, the External Auditor has not rendered any non-audit or audit services to Sitios.

RELATED PARTY TRANSACTIONS

As of the date of this Information Statement, Sitios’ principal customer is our affiliate, América Móvil. In the ordinary course of business, Sitios plans to enter into a wide variety of financial and commercial transactions in the future with related parties such as subsidiaries and associates of América Móvil, Grupo Financiero Inbursa, S.A.B. de C.V., Carso Infraestructura y Construcción, S.A. de C.V., Grupo Carso, S.A.B. de C.V. and Operadora CICSA, S.A. de C.V., among others.

In this regard, some of the transactions entered into with related parties are described below:

América Móvil and its operating subsidiaries have related operations with Sitios and its Operating Subsidiaries in their respective markets. As a result, these companies have ongoing relationships with each other, given América Móvil’s pre-existing Active Infrastructure in the Passive Infrastructure. These include services for access to and use of Passive Infrastructure to be provided by Sitios’ Operating Subsidiaries to subsidiaries of América Móvil, as well as to other concessionaires of public telecommunications networks. As of the date of this Information Statement, América Móvil is its principal customer, which is expected to vary according to its business plans and market conditions.

Sitios may also receive various financial services from subsidiaries of Grupo Financiero Inbursa, S.A.B. de C.V., including opening checking and investment accounts, granting loans, arranging insurance and surety bonds and/or entering into brokerage agreements.

All transactions entered into with related parties are carried out under market conditions and at market prices in order to comply with the provisions contained in the applicable legislation.

MANAGEMENT

Sitios management is entrusted to a board of directors composed of a total of 8 directors, out of which 3 of them are independent, all without designation of alternates. Pursuant to its bylaws, the board of directors may be composed of up to a maximum of twenty-one proprietary directors and up to the same number of alternates. The directors need not be shareholders. Proprietary and alternate directors are appointed by a majority vote of the total number of Shares, with the understanding that any shareholder or group of shareholders representing at least 10% of the Shares will have the right to appoint one proprietary director and one alternate director. Alternate directors have the right to attend and vote at meetings of the board of directors in the absence of their respective director. The appointment or re-election of directors and alternate directors takes place at the annual general shareholders’ meeting. Pursuant to the Mexican Securities Market Law, the shareholders’ meeting must qualify the independence of the directors, but the Mexican National Banking and Securities Commission may object to such qualification. Under Sitios’ bylaws and the Mexican securities law, at least 25% of the directors must be independent. In order for the board of directors to hold a valid meeting, a majority of its members must be present, and its decisions will be valid when made by at least a majority of the directors entitled to vote.

In addition, Sitios’ bylaws provide that members of the board of directors shall be appointed to hold office for one year. However, in accordance with the Mexican General Corporations Law, directors will remain in office for up to thirty days after the expiration of their term of office when their substitutes have not been appointed or the appointed substitutes have not taken office. In certain cases provided by the Mexican Securities Market Law, the board of directors may appoint interim directors and the stockholders’ meeting may ratify such appointments or appoint the respective substitutes.

The following are the names of the current members of Sitios’ board of directors, their position, their experience in the business, including other experience as a director:

Name	Position	Age	Sex	Member since
Arturo Elías Ayub	Chairman	56	Male	2022
Carlos Slim Helú	Member	82	Male	2022
Gerardo Kuri Kaufmann	Member	38	Male	2022
Daniel Hajj Slim	Member	28	Male	2022
Mauricio Hajj Slim	Member	22	Male	2022
Miriam Guadalupe de la Vega Arizpe (1)	Member	62	Female	2022
Marisol Vargas Jiménez (1)	Member	43	Female	2022
José Shedid Merhy (1)	Member	82	Male	2022

(1)	Independent Member of the Board of Directors

Mr. Francisco Javier Arnau Quiroga acts as secretary of the Sitios Board of Directors, respectively, without being part of said corporate body.

Below is a brief biography of each of the members of Sitios’ Board of Directors.

Arturo Elías Ayub.- Mr. Elias Ayub holds a degree in Business Administration from Universidad Anahuac, and holds a Diploma in Senior Business Management from IPADE. He is 56 years old. He is a member of the board of directors of Grupo CARSO, Grupo Financiero Inbursa, Carso Energy, Sears Operadora México, Grupo Ferroviario Mexicano y Ferrocarril Mexicano, GMexico Transportes, Impulsora para el Desarrollo y el Empleo en América Latina, Grupo Gigante and Grupo Kuo, Dine. He is currently Director of Strategic Alliances and Content for América Móvil, CEO of UNO TV and CEO of Fundación TELMEX Telcel.

Carlos Slim Helú.- Mr. Slim Helú is a Civil Engineer from the Faculty of Engineering of Universidad Autónoma de Mexico (UNAM), where he will teach algebra and linear programming. He is 82 years old. He is founder and Honorary Chairman of Grupo Carso, as well as Honorary Chairman for Life of Telefónica de México (TELMEX), América Móvil and Grupo Financiero Inbursa, he is Founder and Chairman of the Board of Directors of Inversora Bursátil. He has served as Vice President of the Mexican Stock Exchange and as President of the Mexican Association of Brokerage Houses. He was the first president of the Latin American Committee of the Board of Directors of the New York Stock Exchange. He served as a director of SBC Communications, Inc., creator of the Fundación del Centro Histórico de la Ciudad de México, A.C., and serves as President of the Executive Committee for the Restoration of the Historic Center. Likewise, as part of his philanthropic work, he chairs the development funding project for Latin America and the Telmex Foundation. He carried out teaching activities in public and private institutions and in international organizations such as the Economic Commission for Latin America (ECLAC).

Gerardo Kuri Kaufmann.- Mr. Kuri Kaufman is an Industrial Engineer from Universidad Anáhuac. He is 38 years old. He acts as director of Inmuebles Carso, S.A.B. de C.V., Elementia, S.A. de C.V., Fomento de Construcciones y Contratas, S.A., Realia Business, S.A., Cementos Portland Valderrivas, S.A., Carso lnfraestructura y Construcción, S.A. de C.V. and Minera Frisco, S.A.B. de C.V. He held the position of purchasing director at Carso Infraestructura y Construcción, S.A. de C.V. from 2008 to 2010; Managing Director of Inmuebles Carso, S.A.B. de C.V. from its foundation until April 2016; and was recently appointed as CEO of Minera Frisco, S.A.B. de C.V.

Daniel Hajj Slim.- Mr. Hajj Slim is an Industrial Engineer from Universidad Anahuac. He is 28 years old. He is a director of Grupo México Transportes. From 2015 to date he has held various positions at Telcel, currently being the Deputy Director of Commercial Strategy.

Mauricio Hajj Slim.- Mr. Hajj Slim is studying Industrial Engineering at Anáhuac University. He is 22 years old. He has held different positions in the commercial and construction areas of Carso Energy and FCC.

Miriam Guadalupe de la Vega Arizpe.- Mrs. De la Vega Arizpe holds a degree in Business Administration from University of Texas at Austin and a master’s degree in Business Administration from said university. She is 62 years old. She serves as a member of the board of Citi Banamex, Fresnillo PCL, Holding companies Peñoles, Regional Counselor of Banco de Mexico and the Paso del Norte Health Foundation, as well as FEMAP and SADEC. She is President of the Council of Micro-enterprises in Cd. Juárez and is a member of the Council of FC Juárez (Bravos) and Fundación del Empresariado Chihuahuense (FECHAC). She is an advisor to the Museo del Barrio in New York and a member of the board of EISAC and ITESM (Tecnológico de Monterrey). Active member of the Border Economic Alliance Group, Member of the XXI Century Business Group, Strategic Plan of Ciudad Juarez. She is the CEO and President of the Board of Directors of Almacenes Distribuidores de la Frontera S.A de C.V. She is Vice President of Maximus Inmobiliaria, the Development and Management Company of the Grupo de la Vega Company. Before assuming these responsibilities and until 2006, she was CEO of Carta Blanca de Cd. Juárez, the second largest beer distributor in Mexico.

Marisol Vargas Jiménez.- Mrs. Vargas Jiménez holds a degree in Administration from Universidad Autónoma Metropolitana. She is 43 years old. From 2005 to 2009 she worked at Grupo Financiero Inbursa in the area of Recruitment, selection and hiring. From 2013 to 2018, she held different positions within Tourism Development and Innovation FH, Talent Services, SAGARPA and Grupo Noddo. She currently works as a business advisor at the Legal Medical Corporation.

José Shedid Merhy.- Mr. She Merhy is a Civil Engineer from Universidad Nacional Autónoma de México and holds a Master’s degree in Science (Administration) from Stanford University. He is 82 years old. In the sixties he worked in Civil Organization and Engineering, S.A. de C.V. Later he served as CEO of Constructora Kaley, S.A. and Constructora Mazaryk, S.A. He has participated in projects for the construction and development of various urban office and apartment buildings in Mexico City. He currently works as a director at Impulsora del Desarrollo y el Empleo en América Latina, S.A.B. de C.V. and Minera Frisco, S.A.B. de C.V., in various investment funds operated by Operadora Inbursa de Fondos de Inversión, S.A. de C.V., Grupo Financiero Inbursa and Sinca Inbursa, S.A. de C.V., Capital Investment Fund.

Mr. Daniel Hajj Slim and Mr. Mauricio Hajj Slim are brothers, grandchildren of Mr. Carlos Slim Helú and nephews of Mr. Arturo Elías Ayub, who is the son-in-law of Mr. Carlos Slim Helú. There is no relationship by blood or affinity between any member of the board of directors and any relevant officer of Sitios.

The board members will receive a fee of $46,000 for their attendance to each meeting of the board of directors held during the fiscal year 2022. In addition, the directors who are members of the Audit and Corporate Practices Committee will be paid an additional fee of $23,000 for each meeting of said Committee attended during said fiscal year.

There are no pension, retirement or similar plans in Sitios for members of the board of directors, relevant executives and individuals who may be related to Sitios.

Audit and Corporate Practices Committee

The Mexican Securities Market Law imposes the obligation to have an audit committee, composed of at least three independent members appointed by the board of directors (except in the case of companies controlled by a person or corporate group owning 50% or more of the capital stock, in which case the majority of the members of the Corporate Practices Committee must be independent). The Audit Committee (together with the board of directors, which has additional duties) replaces the statutory auditor previously required under the Mexican General Corporations Law.

The Audit and Corporate Practices Committee shall assist the board of directors in monitoring the Sitios’ business and in establishing and supervising the necessary procedures and controls to ensure that the disclosed financial information is useful, adequate, reliable and properly reflects our financial situation.

Among other things, the Audit and Corporate Practices Committee must:

i.	call shareholders’ meetings and have the items it deems pertinent inserted in the agenda thereof;

ii.	advise the board of directors regarding internal control procedures, succession plans and the remuneration structure of relevant directors;

iii.	select independent auditors and monitor their performance;

iv.	discuss with the auditors the procedures to prepare the annual financial statements and the accounting principles applied therein and in the financial statements for partial periods; and

v.

obtain from the auditors a report that includes an explanation of the significant accounting policies used by Sitios, any alternative treatments of major items that have been discussed by management with the auditors, and of any other written communications between the auditors and the board of directors

In addition, in accordance with Sitios’ bylaws, the Audit and Corporate Practices Committee will be in charge of monitoring Sitios’ corporate practices in terms of the provisions of applicable laws and regulations regarding securities, including submitting to the board of directors an annual report on its activities. The Audit and Corporate Practices Committee must request from the relevant directors the reports it deems necessary to prepare said report.

As of the date of this Information Statement, the Audit and Corporate Practices Committee of Sitios is comprised of the following persons (all of them independent directors in terms of the Mexican Securities Market Law):

Name	Position	Type of Director

Marisol Vargas Jiménez	Chairman	Independent
José Shedid Merhy	Member	Independent
Miriam Guadalupe de la Vega Arizpe	Member	Independent

All members of the Audit and Corporate Practices Committee have extensive experience and professional background, whether as businessmen, public officials or in the private sector, and most of them are or have been directors in various companies in the financial and securities sectors. Likewise, Jose Shedid Merhy is the financial expert as defined in the Mexican General Provisions.

Sitios does not have any other intermediate management body.

Relevant Executives

Set forth below are the names of Sitios’ current directors, their principal occupation and experience, including other directorships, and their years of service in their current position:

Name	Position	Age	Sex
Gerardo Kuri Kaufmann	Chief Executive Officer	38	Male
Karla Ileana Arroyo Morales	Director of Administration and Finance	34	Female
Francisco Javier Arnau Quiroga	General Counsel	32	Male
Luis Humberto Díaz Jouanen	Director of Operations	52	Male
María Paloma Vértiz Robleda	Investor Relationship Director	34	Female

Below is a brief biography of each of Sitios’ principal officers.

Gerardo Kuri Kaufmann.- Mr. Kuri Kaufman is an Industrial Engineer from Universidad Anáhuac. He is 38 years old. He is a director of Inmuebles Carso, S.A.B. de C.V., Elementia, S.A. de C.V., Fomento de Construcciones y Contratas, S.A., Realia Business, S.A., Cementos Portland Valderrivas, S.A., Carso lnfraestructura y Construcción, S.A. de C.V. and Minera Frisco, S.A.B. de C.V. He held the position of purchasing director at Carso Infraestructura y Construcción, S.A. de C.V. from 2008 to 2010; Managing Director of Inmuebles Carso, S.A.B. de C.V. from its foundation until April 2016; and was recently appointed as CEO of Minera Frisco, S.A.B. de C.V.

Karla Ileana Arroyo Morales.- Has a license in Economics from the Universidad Nacional Autónoma de México, and has a diploma in Financial Analysis and Evaluation of Investment Projects. She is 34 years old. From 2015 to 2017 she held the position of Director of Investor Relations at Telesites, S.A.B. de C.V., subsequently serving from 2019 to 2022 as Business Intelligence Manager at Carso Energy S.A. de C.V. and Minera Frisco, S.A.B. de C.V.

Francisco Javier Arnau Quiroga.- Mr. Arnau Quiroga holds a Law Degree from Universidad Iberoamericana, and a Diploma in Real Estate Law from the Escuela Libre de Derecho. He is 32 years old. He has worked at América Móvil since 2014 as a lawyer and as Legal Manager, during 2020 and 2021 he worked as an international associate in the New York office of Willkie Farr & Gallagher, LLP, and before América Móvil, he worked as an associate at SAI Consultants, S.C.

Luis Humberto Díaz Jouanen.- Mr. Díaz Jouanen is a Civil Engineer from Universidad Iberoamericana. He is 52 years old. From 1996 to 2002 he held the position of Fiber Optic Construction Director at Grupo Condumex; from 2002 to 2015 he served as Deputy Director of Implementation at Radiomóvil Dipsa, S.A. de C.V. and finally from 2015 to January 2022 he was Director of Operations of Operadora de Sites Mexicanos, S.A. of C.V.

María Paloma Vértiz Robleda.- Mrs. Vértiz Robleda holds a degree in International Relations from Universidad Iberoamericana, and has various certifications on European Studies and Digital Economy. She is 34 years old. From 2012 to 2015, she held different positions in both the public and private sectors, including a position in the Economic Representation of Mexico before the European Union, in Brussels, Belgium. Since 2015, she has carried out different functions within the Finance Department of América Móvil, including positions within the Investor Relations area and as Corporate Development Manager.

Diversity

Sitios’ corporate culture respects professional, cultural and gender diversity and encourages professional development based on talent, character, education, knowledge, discipline and hard work, without distinction of sex, race, religion or other similar subjective factors. In addition, it strictly rejects any kind of discriminatory conduct, including gender discrimination. To date, Sitios is working on materializing policies that actively promote corporate and labor inclusion, without distinction of sex, diversity and the selection of the best candidates for Sitios, both in its governing bodies and among its employees, without specific standards, but with a view to broadening diversity of gender, perspective and experience. This with direct responsibility for following up on compliance. Although as of the date of this Information Statement, it has a percentage of 37% of women and 67% of men among its relevant executives and board members, it expects this percentage to increase as a result of a more active effort, driven by its initiatives to increase the diversity in perspective and experience of its human factor.

Codes of Conduct

At the moment Sitios does not have a Code of Conduct, but it anticipates that management will work on one in order to comply with the best practices in the industry. This code of ethics will establish the principles of conduct that will govern Sitios and its respective directors, relevant executives, employees and suppliers. The foregoing, with the understanding that Sitios is governed by applicable labor laws.

Major Shareholders

The following table shows, for exemplary purposes and prospectively, the individuals and legal entities that (i) according to the public information available on the SEC website; and (ii) taking into consideration the number and series of AMX Shares owned by them as of the date of this Prospectus, would be, without limitation and as of the Distribution Date of the Sitios Shares, the main shareholders of Sitios.

Shareholder	Number of shares (Millions)
B-1 Series
Fidecomiso F/126 Banco Inbursa, S.A. (Family Trust)(1)	887
Control Empresarial de Capitales, S.A. de C.V. (2)	535
Carlos Slim Helú(1)	260
Blackrock Inc (3)	108

(1)	The Family Trust holds AMX Series AA Shares and Series L Shares for the benefit of members of the Slim Family.
(2)

Control Empresarial de Capitales’ ownership interest includes the shares owned by its subsidiaries. According to the shareholding reports filed with the SEC, Control Empresarial de Capitales, S.A. de C.V. can be considered to be controlled by the Slim Family.

(3)	Based on shareholding reports filed with the SEC.

In accordance with the provisions of Article 49 Bis 2 of the Mexican General Provisions, within twenty business days from the date on which Sitios obtains the registration of its shares in the National Securities Registry, it must submit to the Mexican National Banking and Securities Commission a report containing the name, denomination or corporate name; the number and series of shares (as well as the amount and percentage they represent of the outstanding capital stock), of which its principal shareholders are the owners.

As of the date hereof and except as indicated in this Information Statement: (i) Sitios is not controlled by another company, by a foreign government or by any other individual or legal entity; and (ii) there is no commitment known to Sitios that could result in a change of control of the shares representing its capital stock.

BYLAWS

The following is a brief summary of certain important provisions of Sitios’ bylaws and Mexican law. This summary does not purport to be exhaustive and is subject to the express provisions of Sitios’ bylaws.

Incorporation and registration

Sitios is a publicly traded stock corporation (sociedad anónima bursátil de capital variable) organized in Mexico pursuant to the provisions of the Mexican General Corporations Law and the Mexican Securities Market Law. Its articles of incorporation were filed for registration with the Public Registry of Commerce of Mexico City under mercantile folio number 2022055607 on August 9, 2022.

Corporate purpose

Pursuant to clause third of Sitios’ bylaws, its main corporate purpose is to:

a) Acquire interest or participation in other companies, commercial or civil, taking part in their incorporation or acquiring shares, social participations, securities or any other instrument convertible into securities representing capital in those already constituted under any modality, as well as to dispose of or transfer such shares, participations, securities or instruments, and the performance of all appropriate acts that correspond to it as the controlling company of those companies of which it becomes the holder of the majority of their shares, partnership interests or securities with voting rights or that for any other valid and enforceable reason or motive it holds the control and/or administration of such companies;

b) Build, hold the ownership, operate, maintain, conserve, commercialize through any title, give or take in lease and in general carry out the administration of all types of towers and any other type of support structures and facilities used in the installation of radio communication and analogous equipment in accordance with the provisions of the applicable legal and regulatory provisions; and

c) Give or take on lease or on gratuitous bailment, acquire, possess, exchange, alienate, transfer, dispose of or encumber the ownership or possession of all kinds of movable and immovable property, as well as other real or personal rights thereon, as may be necessary or convenient in the course of the Company’s activities.

Shares representing capital stock

Pursuant to Sitios’ bylaws, the capital stock is variable, with a fixed minimum of $1,571,641.61, represented by a total of 3,189,400,000 Series B-1, common, nominative, no-par value shares with full voting rights. All shares representing Sitios’ capital stock are fully subscribed and paid and are not subject to any restriction. There is no unsubscribed authorized capital.

These by-laws also provide (i) that the fixed minimum capital stock of Sitios and the total number of shares of Sitios representing it, as of the Record Date, will be adjusted to cancel the number of Sitios Shares, and reduce the capital stock they represent, corresponding to the AMX Shares that América Móvil has acquired as part of its program to acquire its own shares (repurchase) during the period between the date of incorporation of Sitios and the Record Date, and (ii) that Sitios will call an Extraordinary General Shareholders’ Meeting in order to document the amendment to Article Six of its by-laws by virtue of the cancellation of the Sitios Shares and the corresponding capital stock reduction, referred to in paragraph (i) above.

Voting rights

All shares representing Sitios’ capital stock have full voting rights. Each share entitles its holder to vote at any shareholders’ meeting.

Shareholders’ meetings

General shareholders’ meetings may be ordinary or extraordinary. Extraordinary meetings are those that meet to deal with the matters set forth in Article 182 of the Mexican General Corporations Law, including mainly the amendment of the bylaws, the liquidation, merger or transformation from one type of company to another, and the cancellation of the registration of the shares issued by Sitios in the Mexican Stock Exchange or in any foreign stock exchange. Ordinary meetings are those that meet to deal with any other business.

The general ordinary shareholders’ meeting of the holders of the Shares must meet annually to consider the approval of the financial statements for the preceding year, to appoint or reelect directors, and to determine how the profits of the preceding year are to be applied. The general ordinary shareholders’ meeting must approve all transactions involving 20% or more of Sitios consolidated assets at the close of the immediately preceding quarter in any year.

In order for an ordinary general meeting of shareholders holding Shares to be considered legally constituted, at least 50% of such shares must be represented at the meeting, and its resolutions will be valid when adopted by the affirmative vote of the majority of the shares represented. If such quorum is not met, the meeting will be called a second time and the resolutions of the meeting will be valid when adopted by the affirmative vote of the majority of the shares represented, regardless of the number of shares represented. In order for extraordinary general shareholders’ meetings to be considered legally constituted, at least 75% of the total outstanding shares of capital stock must be represented. In the event that such quorum is not met, a second meeting will be called and such meeting will be deemed to be legally constituted when a majority of the shares entitled to vote at such meeting are represented. Resolutions of extraordinary general shareholders’ meetings held on either first or second call will be valid when adopted by the affirmative vote of one-half of the outstanding shares of capital stock.

Any holder of 20% of the shares representing the capital stock of Sitios may judicially oppose the resolutions of the meetings and request the suspension of the challenged resolutions, provided that it files a lawsuit before a court within 15 days following the closing date of the respective meeting stating that such resolution is contrary to the law or Sitios’ bylaws. In addition, any shareholder may file such an appeal at any time within five years following the date of the closing of the meeting. The aforementioned right of opposition may only be exercised by those shareholders who:

•	were entitled to vote on the challenged resolution or whose rights as a shareholder were affected by the challenged resolution, and

•	did not attend the meeting at which the challenged resolution was adopted, or who, having attended, voted against said resolution.

Shareholders’ meetings may be called by the board of directors, the Chairman of the board of directors , the Secretary, the Chairman of the Audit and Corporate Practices Committee, or a competent judge. The Chairman of the board of directors or the Chairman of the Audit and Corporate Practices Committee must call a meeting at the request of shareholders holding at least 10% of the capital stock. Notices of meetings must be published at least 15 days prior to the date set for the meeting.

In order to be entitled to attend the meetings, shareholders must deposit their shares in the office of the Secretary, in a Mexican or foreign credit institution, or in a Mexican brokerage house.

Right to payment of dividends

During the annual ordinary general shareholders’ meeting, the board of directors submits to the shareholders, for their approval, Sitios’ financial statements for the preceding year, together with a report of the board of directors. Upon approval of such financial statements, the shareholders holding the Shares determine how the net profits obtained by Sitios during the preceding year are to be applied. In accordance with the law, such shareholders are required to set aside 5% of such net profits for the creation of a legal reserve, which is not subject to distribution except in the form of stock dividends, until the amount of such reserve equals 20% of the capital stock. The remainder of the profits may be distributed in the form of dividends.

All shares outstanding on the date a dividend or other distribution is declared are entitled to participate in such dividend or other distribution.

Restrictions applicable to capital increases

Sitios’ bylaws provide that any capital increase must be represented by a number of new Shares proportional to the number of Shares outstanding at the time the increase is approved.

Preemptive rights

Except in certain cases such as mergers, conversion of debentures, public offerings and placement of previously acquired shares, in the event of an increase in capital stock, all holders of shares of a given series will have the right to subscribe the number of new shares of the same series sufficient for such holder to maintain the same percentage interest in shares of such series. Such right must be exercised within 15 days following the publication of the notice of the capital increase. In accordance with Mexican law, such rights are not negotiable separately from the shares to which they correspond. As a result of the foregoing, there is no market for the subscription rights of the capital increase.

Restrictions applicable to certain operations

Sitios’ bylaws provide that the transfer of 10% or more of the total Shares, through a transaction or series of related transactions, by any person or group of persons acting as a group, shall be subject to the prior authorization of its board of directors. However, Mexican law and Sitios’ bylaws provide that in the event the board of directors denies such authorization, the board of directors must designate a person to acquire the shares and such acquirer must pay for such shares at the price at which the shares are listed on the Mexican Stock Exchange.

Restrictions applicable to the cancellation of the registration of shares in the National Registry of Securities

In accordance with the provisions of the Mexican Securities Market Law and the Mexican General Provisions, Sitios Shares will be registered in the National Securities Registry.

If Sitios decides to cancel such registration, or if such registration is cancelled by the Mexican National Banking and Securities Commission, Sitios will be obligated to make a tender offer with respect to all outstanding shares prior to such cancellation. Such offer will only be extended to those persons who do not belong to the group of shareholders that exercises control over Sitios and who have been shareholders or holders of other securities representing shares of Sitios (i) as of the date established by the Mexican National Banking and Securities Commission, if the registration is cancelled by resolution of the Mexican National Banking and Securities Commission, or (ii) as of the date of the extraordinary general shareholders’ meeting that adopted the respective resolution, if the registration is cancelled voluntarily.

Sitios’ bylaws provide that if at the conclusion of the tender offer there are still shares in the hands of the public investor, Sitios will be obligated to create a trust for a term of six months and to contribute to such trust resources in an amount sufficient to acquire, at the same price offered in the tender offer, all of the shares held by the public investor that have not been sold as a result of the tender offer.

Unless otherwise authorized by the Mexican National Banking and Securities Commission, subject to the prior approval of the board of directors (after hearing the opinion of the Audit and Corporate Practices Committee), the offering price shall be the higher of (i) the average of the closing prices of such shares on the Mexican Stock Exchange during the last 30 trading days, and (ii) the book value of such shares as reported in the last quarterly report filed with the Mexican National Banking and Securities Commission and the Mexican Stock Exchange.

Voluntary cancellation of registration will be subject to (i) the prior authorization of the Mexican National Banking and Securities Commission, and (ii) the authorization of at least 95% of the shares representing the capital stock, gathered at an extraordinary general shareholders’ meeting.

Rules on public offerings

Sitios’ bylaws provide that any purchaser or group of purchasers that acquires a significant equity interest (i.e., 30% or more) in its capital stock, without having conducted a tender offer in accordance with the applicable rules issued by the Mexican National Banking and Securities Commission, may not exercise corporate rights with respect to its shares and it will not register such shares in its share registry book.

Other provisions

Variable capital

Sitios is authorized to issue shares representing its fixed capital and shares representing our variable capital. Currently, all of the shares representing its capital stock correspond to fixed capital. Unlike the issuance of shares representing fixed capital, the issuance of shares representing variable capital does not require the amendment of the bylaws, although it does require the favorable vote of a majority of the Shares.

Loss of shares

In compliance with applicable Mexican law, Sitios’ bylaws provide that “any foreigner who at the time of incorporation or at any time thereafter acquires an interest or participation in the corporation shall be deemed by that simple fact to be a Mexican national with respect to such interest or participation, and shall be deemed to have agreed not to invoke the protection of his government under penalty, if he fails to do so, of losing such interest or participation for the benefit of the Nation. Pursuant to this provision, a foreign shareholder is deemed to have agreed not to invoke the protection of its government by requesting such government to file a diplomatic claim against the Mexican government with respect to its rights as a shareholder, but is not deemed to have waived any other rights it may have with respect to its investment in Sitios. In the event that a shareholder invokes the protection of its government in violation of this agreement, it may forfeit its shares to the Mexican government. Mexican law requires that this provision be included in the bylaws of all Mexican corporations whose bylaws do not contain a foreigner exclusion clause.

Exclusive jurisdiction

Sitios’ bylaws provide that legal proceedings relating to the execution, interpretation or enforcement of its bylaws may be brought only in Mexican courts.

Duration

In accordance with Sitios’ bylaws, its duration is indefinite.

Acquisition of treasury stock

Pursuant to Sitios’ bylaws, it may acquire its own shares on the Mexican Stock Exchange at any time at the market price of such shares. Such acquisition must comply with the guidelines established by the board of directors, and the amount to be used for the acquisition of its own shares must be approved by the general ordinary shareholders’ meeting. As long as the shares thus acquired belong to Sitios, the equity and voting rights corresponding to such shares may not be exercised, and such shares will not be considered outstanding for purposes of calculating the quorum and voting at shareholders’ meetings held during such period.

Conflicts of interest

Any shareholder who votes in connection with a transaction in which he or she has a conflict of interest with Sitios may be liable for damages, provided that the transaction would not have been approved without such shareholder’s vote.

Separation rights

In the event that the shareholders’ meeting approves the amendment of the corporate purpose, the change of nationality or the transformation of the company from one type of corporation to another, any shareholder who, having been entitled to vote with respect to such change, has voted against such change, will have the right to withdraw from Sitios and receive the book value of his shares, provided that he exercises such right within 15 days following the closing date of the meeting that approved the change.

Av. Ejército Nacional 843-B Antara Polanco 11520 Mexico	Tel: +55 5283 1300 Fax: +55 5283 1392 ey.com/mx

AUDITOR’S REPORT ON THE COMPILATION OF PRO FORMA FINANCIAL INFORMATION TO BE INCLUDED IN A PROSPECTUS

To the Shareholders meeting of

Sitios Latinoamérica, S.A.B de C.V.

We have concluded our assurance engagement to report on the compilation of pro forma financial information of Sitios Latinoamérica, S.A.B de C.V. (hereinafter “the Company” or “Sitios Latinoamérica”) prepared by management. The pro forma financial information consists of the condensed consolidated pro forma financial position as of June 30, 2022, December 31, 2021 and June 30, 2021, and the consolidated comprehensive pro forma income financial statements for the sixth month periods ended as of June 30, 2022 and 2021, and the twelve month period ended as of December 31, 2021, and related notes to be included in the Prospectus for the Registration of Securities in the Mexican Stock Exchange (“the Prospectus”) to be issued by management. The applicable criteria on the basis of which management has compiled the                pro forma financial information are specified in the Mexican General Provisions Applicable to Securities Issuers and other Securities Market Participants (“la Circular Única de Emisoras” by its acronym in Spanish) and are described in the notes of the pro forma financial statements to be included in the Prospectus.

The pro forma financial information has been compiled by management to illustrate the impact of the spin-off of certain net assets that are set out in the related notes of the pro forma financial information to be included in the Prospectus, on the Company’s pro forma financial position as at June 30, 2022, December 31, 2021 and June 30, 2021, and the company’s comprehensive pro forma income for the periods ended as of June 30, 2022 and 2021, as the period ended on the twelve month period ended as of December 31, 2021, as if the spin-off had taken place at January 1, 2021. The financial position and financial performance of Sitios Latinoamérica for the sixth month periods ended on June 30, 2022 and 2021, as for the twelve month period ended on December 31, 2021, has been extracted by management from unaudited financial information.

Managements responsibilities over the pro forma financial information

Management of Sitios Latinoamérica is responsible for compiling the pro forma financial information in accordance with Circular Única de Emisoras.

2

Our Independence and quality control

We have complied with the independence and other ethical requirement of the International Ethics Standards Board for Accountants, which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behavior.

The firm applies International Standard on Quality Control, Quality Control for Firms that Perform Audits and Reviews of Financial Statements, and Other Assurance and Related Services Engagements, and, accordingly maintains a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

Auditor’s responsibilities

Our responsibility is to express an opinion based on our assurance review, as required by Circular Única de Emisoras, about whether the pro forma financial information has been compiled, in all material respects, by Sitios Latinoamérica on the basis of the criteria set up by Circular Única de Emisoras.

Scope of the review

We conducted our engagement in accordance with International Standard on Assurance Engagements (ISAE) 3420, “Assurance Engagements to Report on the Compilation of Pro Forma Financial Information Included in a Prospectus”, issued by the International Auditing and Assurance Standards Board”. This standard requires that we comply with ethical requirements, plan and perform procedures to obtain reasonable assurance about whether the management of Sitios Latinoamérica, has compiled, in all material respects, the pro forma financial information on the basis of the criteria set up by Circular Única de Emisoras and the related Prospectus.

For purposes of this engagement, we are not responsible for updating or reissuing any reports or opinions on any historical financial information used in compiling the pro forma financial information, nor have we, in the course of this engagement, performed an audit or review of the financial information used in compiling the pro forma financial Information.

The purpose of pro forma financial Information to be included in a prospectus is solely to illustrate the impact of a significant event or transaction on unadjusted financial information of the entity as if the event had occurred or the transaction had been undertaken at an earlier date selected for purposes of the illustration. Accordingly, we do not provide any assurance that the actual outcome of the spin-off at December 31, 2021 and June 30, 2022 and June 30, 2021 would have been as presented.

3

A reasonable assurance engagement to report on whether the pro forma financial information has been compiled, in all material respects, on the basis of the applicable criteria involves performing procedures to assess whether the applicable criteria used by management of Sitios Latinoamérica, in the compilation of the pro forma financial information provide a reasonable basis for presenting the significant effects directly attributable to the event or transaction, and to obtain sufficient appropriate evidence about whether:

•	The related pro forma adjustments give appropriate effect to those criteria; and

•	The pro forma financial information reflects the proper application of those adjustments to the unadjusted financial information.

The procedures selected depend on the practitioner’s judgment, having regard to the auditor’s understanding of the nature of Sitios Lationamérica, the event or transaction in respect of which the pro forma financial information has been compiled, and other relevant engagement circumstances.

The engagement also involves evaluating the overall presentation of the consolidated pro forma financial information.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the pro forma financial information of Sitios Lationamérica, S.A.B. de C.V., has been compiled, in all material respects, on the basis of the of the criteria set up by Circular Única de Emisoras and is consistent with the Company’s accounting policies and the related assumptions included in the pro forma financial statements.

Other matters

The consolidated unaudited pro forma financial information included in the related consolidated pro forma financial statements was prepared based on the available information and with the assumptions that the management of Sitios Latinoaméricanos, S.A.B. de C.V., considered reasonable.

Mancera, S.C.
A member of
Ernst & Young Global Limited

/s/ L.C.C. Juan C. Castellanos López

Mexico City, September 12, 2022

SITIOS LATINOAMÉRICA, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited pro-forma consolidated statements of financial position

As of June 30, 2022

(Thousands of Mexican pesos)

	Note	Base Figures	Pro-forma Adjustments	Pro-forma Figures
Assets
Current assets:
Cash and cash equivalents		—	$12,262,175	$12,262,175
Accounts receivable:
Related parties	6	—	1,002,557	1,002,557
Taxes receivable and other		—	1,831,177	1,831,177

Total current assets		—	$15,095,909	$15,095,909

Non-current assets:
Property and equipment, net	7	—	$63,468,736	$63,468,736
Other assets		—	518,078	518,078
Rights-of-use	8	—	14,333,584	14,333,584

Total assets		—	$93,416,307	$93,416,307

Liabilities and stockholders’ equity
Current liabilities:
Short-term debt and current portion of long-term debt	9	—	$16,623,568	$16,623,568
Liability related to short-term rights-of-use	8	—	3,649,346	3,649,346
Accounts payable and taxes		—	957,912	957,912
Related parties	6	—	951,614	951,614

Total current liabilities		—	$22,182,440	$22,182,440

Non-current liabilities:
Long-term debt	9	—	$42,275,315	$42,275,315
Liabilities related to long-term rights-of-use	8	—	10,508,882	10,508,882
Deferred income taxes	10	—	14,146,676	14,146,676
Asset retirement obligations		—	4,137,846	4,137,846

Total non-current liabilities		—	$71,068,719	$71,068,719

Total liabilities		—	$93,251,159	$93,251,159

Stockholders’ equity	11	—	165,148	165,148

Total liabilities and stockholders’ equity		—	$93,416,307	$93,416,307

SITIOS LATINOAMÉRICA, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited pro-forma consolidated statements of financial position

As of June 30, 2021

(Thousands of Mexican pesos)

	Note	Base Figures	Pro-forma Adjustments	Pro-forma Figures
Assets
Current assets:
Cash and cash equivalents		—	$11,962,641	$11,962,641
Accounts receivable:
Related parties	6	—	1,171,418	1,171,418
Taxes receivable and other		—	1,573,292	1,573,292

Total current assets		—	14,707,351	14,707,351

Non-current assets:
Property and equipment, net	7	—	69,035,029	69,035,029
Other assets		—	574,934	574,934
Rights-of-use	8	—	14,068,837	14,068,837

Total assets		—	$98,386,151	$98,386,151

Liabilities and stockholders’ equity
Current liabilities:
Short-term debt and current portion of long-term debt	9	—	$16,532,088	$16,532,088
Liabilities related to short-term rights-of-use	8	—	2,924,310	2,924,310
Accounts payable and taxes		—	807,679	807,679
Related parties	6	—	28,466	28,466

Total current liabilities		—	20,292,543	20,292,543

Non-current liabilities:
Long-term debt	9	—	42,158,451	42,158,451
Liabilities related to long-term rights-of-use	8	—	11,190,096	11,190,096
Deferred income taxes	10	—	13,551,369	13,551,369
Asset retirement obligations		—	4,070,607	4,070,607

Total non-current liabilities		—	70,970,523	70,970,523

Total liabilities		—	91,263,066	91,263,066

Stockholders’ equity	11	—	7,123,085	7,123,085

Total liabilities and stockholders’ equity		—	$98,386,151	$98,386,151

SITIOS LATINOAMÉRICA, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited pro-forma consolidated statements of financial position

As of December 31, 2021

(Thousands of Mexican pesos)

	Note	Base Figures	Pro-forma Adjustments	Pro-forma Figures
Assets
Current assets:
Cash and cash equivalents		—	$12,210,000	$12,210,000
Accounts receivable:
Related parties	6	—	1,574,462	1,574,462
Taxes receivable and other		—	1,849,246	1,849,246

Total current assets		—	15,633,708	15,633,708

Non-current assets:
Property and equipment, net	7	—	64,843,693	64,843,693
Other assets		—	166,607	166,607
Rights-of-use	8	—	15,520,788	15,520,788

Total assets		—	$96,164,796	$96,164,796

Liabilities and stockholders’ equity
Current liabilities:
Short-term debt and current portion of long-term debt	9	—	$16,896,100	$16,896,100
Liability related to short-term rights-of-use	8	—	3,297,814	3,297,814
Accounts payable and taxes		—	905,289	905,289
Related parties	6	—	—	—

Total current liabilities		—	21,099,203	21,099,203

Non-current liabilities:
Long-term debt	9	—	42,816,524	42,816,524
Liabilities related to long-term rights-of-use	8	—	12,285,068	12,285,068
Deferred income taxes	10	—	12,400,638	12,400,638
Asset retirement obligations		—	4,186,135	4,186,135

Total non-current liabilities		—	71,688,365	71,688,365

Total liabilities		—	92,787,568	92,787,568

Stockholders’ equity	11	—	3,377,228	3,377,228

Total liabilities and stockholders’ equity		—	$96,164,796	$96,164,796

SITIOS LATINOAMÉRICA, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited pro-forma consolidated statements of income

(Thousands of Mexican pesos)

		June 30, 2022			June 30, 2021
	Note	Base Figures	Pro-forma Adjustments	Pro-forma Figures	Base Figures	Pro-forma Adjustments	Pro-forma Figures
Operating income:
Infrastructure leases		—	$3,689,620	$3,689,620	—	$3,456,393	$3,456,393
Property leases		—	2,627,482	2,627,482	—	2,403,343	2,403,343

		—	6,317,102	6,317,102	—	5,859,736	5,859,736

Operating costs and expenses:
Cost of service		—	531,183	531,183	—	391,415	391,415
Operating expenses		—	242,623	242,623	—	297,658	297,658
Depreciation		—	1,557,396	1,557,396	—	1,580,047	1,580,047
Depreciation of rights-of-use		—	1,988,115	1,988,115	—	1,619,135	1,619,135

		—	4,319,317	4,319,317	—	3,888,255	3,888,255

Operating profit		—	1,997,785	1,997,785	—	1,971,481	1,971,481

Interest payable, net		—	(1,605,077)	(1,605,077)	—	(2,243,939)	(2,243,939)
Net foreign exchange (loss) gain		—	274,700	274,700	—	159,554	159,554
Other financial (cost) income		—	469,013	469,013	—	60,761	60,761

(Loss) profit before income taxes		—	1,136,421	1,136,421	—	(52,143)	(52,143)
Income taxes		—	(363,655)	(363,655)	—	16,686	16,686

Net (loss) profit for the period		—	$772,766	$772,766	—	$(35,457)	$(35,457)

SITIOS LATINOAMÉRICA, S.A.B. DE C.V. AND SUBSIDIARIES

Unaudited pro-forma consolidated statements of income

(Thousands of Mexican pesos)

		December 31, 2021
	Note	Base Figures	Pro-forma Adjustments	Pro-forma Figures
Operating income:
Infrastructure leases		—	$7,253,194	$7,253,194
Property leases		—	4,883,817	4,883,817

		—	12,137,011	12,137,011

Operating costs and expenses:
Cost of service		—	619,084	619,084
Operating expenses		—	616,778	616,778
Depreciation		—	3,030,889	3,030,889
Depreciation of rights-of-use		—	3,481,355	3,481,355

		—	7,748,106	7,748,106

Operating profit		—	4,388,905	4,388,905

Interest payable, net		—	(4,657,334)	(4,657,334)
Foreign exchange (loss) gain, net		—	(862,532)	(862,532)
Other financial (cost) income		—	(486,860)	(486,860)

(Loss) profit before income taxes		—	(1,617,821)	(1,617,821)
Income taxes		—	517,703	517,703

Net (loss) profit for the period		—	$(1,100,118)	$(1,100,118)

SITIOS LATINOAMÉRICA, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to unaudited pro-forma consolidated financial statements

For the six-month periods ended June 30, 2022 and 2021 and the year ended December 31, 2021

(Thousands of Mexican pesos, except where otherwise indicated)

1. Reporting entity

Sitios Latinoamérica, S.A.B. de C.V. and subsidiaries (hereinafter, the “Company” or “Sitios Latam”), is a publicly traded stock corporation with variable stock, incorporated as a result of the spin-off of América Móvil, S.A.B. de C.V. (hereinafter, “AMX”) through the resolutions adopted at the Extraordinary Shareholders’ Meeting held on September 29, 2021, resulting in a new business unit, which will allow, through certain subsidiaries, its passive infrastructure to be accessed and used by all operators of radio communication services in some of the Latin American markets in which AMX currently operates, constituting a better option to finance capital investments in the development of their respective networks and/or radio communication services.

As part of the spin-off, AMX has been released from the debt it acquired with a group of lenders and BBVA México, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México, acting as initial co-borrower along with one of the Company’s subsidiaries (Torres Latinoamérica, S.A. de C.V., hereinafter “Torres”), all liabilities with respect to the debt have been transferred to the Company, whereby the Company has assumed all obligations under such credit facility. Torres will continue to be a co-borrower of such debt, and another subsidiary of the Company (Torres do Brasil S.A. ), as of the spin-off, became a guarantor of such debt. Accordingly, the accompanying unaudited pro-forma consolidated financial statements present the Company’s financial information as if the transaction had occurred on January 1, 2022.

The Company’s principal activity is to build, install, maintain, operate and commercialize, directly, different types of towers and other support structures, as well as physical spaces and other non-electronic elements that constitute the passive infrastructure for the installation of radiant radio communications equipment and other active infrastructure, as well as the provision of other related services directly or indirectly related to the telecommunications sector.

The Company operates in the following Latin American countries: Argentina, Brazil, Chile, Costa Rica, Ecuador, El Salvador, Guatemala, Honduras, Nicaragua, Panama, Paraguay, Puerto Rico and Uruguay, being the main markets where it will develop its economic activity.

2. Relevant events

Spin-off

On August 8, 2022, the spin-off of AMX was effective, separating 29,090 telecommunication towers and other associated passive infrastructure deployed in certain Latin American countries. On such date, the Company commenced construction of passive infrastructure in Peru. The spin-off is subject to certain usual adjustments for corporate reorganizations and must comply with applicable requirements under the laws of Mexico and the jurisdictions where the telecommunications towers are located, with AMX subsisting as the parent company and the Company subsisting as the spun-off company.

The descriptions of the effects of the spin-off on the unaudited pro-forma consolidated financial statements are explained as follows:

i.	The Company displays the balance of cash and cash equivalents under the assumption of cash funding of its subsidiaries as of June 30, 2022.

ii.	The Company considers in the recoverable related parties the balances held in favor of the Company with certain subsidiaries of AMX.

iii.	The Company displays the balance of property and equipment according to the total towers transferred at the time of the spin-off.

iv.

The Company displays the balance of rights-of-use assets and their corresponding liabilities, according to the total site lease agreements that AMX transferred as lessee, to subsidiaries in Guatemala, El Salvador, Honduras, Nicaragua, Costa Rica, Panama, Paraguay, Uruguay, Argentina, Ecuador, Puerto Rico, Brazil and Chile.

v.

The Company displays the balance of bank debt in which the Company’s subsidiaries in Honduras and Guatemala will be the entities with such commitment. Similarly, all operating subsidiaries maintain debt associated with site leases.

vi.

The Company displays the deferred income tax balance for temporary differences arising mainly from variations between the book balance and the tax value of rights-of-use of leased assets, net property and equipment, and unpaid accrued interest on short-term and long-term debt.

vii.

The Company displays the balance of asset retirement obligations that it estimates will be the amount payable in the event it has to dismantle the towers at the sites of subsidiaries in Guatemala, El Salvador, Honduras, Nicaragua, Costa Rica, Panama, Paraguay, Uruguay, Argentina, Brazil and Chile brought to present value.

viii.	The Company displays the balance of capital stock in accordance with the total shares that AMX spun-off from its capital stock to establish the Company as an independent legal entity.

Incorporation of the Company’s Management

Once the Company is formed as a separate legal entity, the principal officers of the Company will assume management duties, operation and control in accordance with the duties that the Board of Directors of the Company has empowered them to perform by means of the resolutions recorded at the Extraordinary Shareholders’ Meeting held on August 8, 2022, where the key positions of the Company have been designated, as indicated below:

-	The CEO will be Gerardo Kuri Kaufmann, leaving said position in Telesites, S.A.B. de C.V., a public company.

-

The Administration and Finance Director will be Iris Josselin Fernandez Cruz, leaving the Corporate Treasury and the Investor Relations position in Elementia Materiales, S.A.B. de C.V., a public company.

-	The General Counsel will be Francisco Javier Arnau Quiroga, leaving the Legal Department of América Móvil, S.A.B. de C.V., a public company.

3. Pro-forma unaudited consolidated financial statements and spin-off

Pro-forma assumptions contained in the unaudited consolidated financial statements

These unaudited pro-forma consolidated financial statements were prepared under the assumption that the spin-off of Sitios Latinoamérica, S.A.B. de C.V. as a spun-off Company, had operations as of January 1, 2021, consequently, the figures presented by Management are based on the operating assumptions developed during 2021 and the interim periods from January 1 to June 30, 2022 and 2021, as well as for the twelve-months ended on December 31, 2021. The above referenced periods are presented for illustrative purposes and do not purport to represent the results of operations or financial position of the Company as if the transaction had occurred on the specific dates, nor for future periods or as of any future date, combining the following assumptions:

a.

For three subsidiaries that were operating throughout the year (in Guatemala, Costa Rica and Panama), the pro-forma figures reported in the income statements for the year ended as of December 31, 2021 are considered.

b.

For nine subsidiaries that were operating for part of the year ended December 31, 2021 (Argentina, Chile, Ecuador, Honduras, El Salvador, Paraguay, Nicaragua, Uruguay and Puerto Rico), pro-forma income statements for the full year were prepared by projecting annual results for the partial period ended on December 31, 2021, keeping constant the number of towers at year-end, average rent per tower and average monthly costs.

c.

For the subsidiary in Brazil where the tower operations were not separated from other operations during the year ended on December 31, 2021 , consideration is given to the pro-forma figures reported in the estimated pro-forma income statement for the year prepared by (a) estimating revenue using the expected number of towers and expected average rent per tower and (b) estimating costs to operate the tower business as a separate entity.

Pro-forma interest expenses, foreign currency exchange loss and other financial items for the year ended on December 31, 2021 were estimated based on the expected amount and composition of the Company’s debt as shown in the pro-forma balance sheet, as well as the preliminary functional currency determination at the individual transaction level. The composition of the Company’s built-in debt includes the Company’s Credit Facility, the Offered Notes, as well as other debt expected to be incurred by the Company upon, or shortly after, the effectiveness of the AMX Spin-Off. Estimates of the cost of the contemplated debt financings were incorporated into the pro-forma income statement.

The pro-forma consolidated results and pro-forma consolidated financial position obtained in respect of the actual consolidated financial statements may vary and are subject to change when the transaction is completed, and are based on the financial statements of the Company’s controlled subsidiaries as of June 30, 2022, which have been prepared in accordance with International Financial Reporting Standards (IFRS).

4. Criteria and basis of preparation of the unaudited pro-forma consolidated financial statements

Purpose of the preparation of pro-forma financial statements

These unaudited pro-forma consolidated statements of financial position and statements of income have been prepared to comply with the regulatory provisions established by Mexican National Banking and Securities Commission (CNBV), and includes the accounts of Sitios Latinoamérica, S.A.B. de C.V., and its subsidiaries, the used accounting criteria is the same for the subsidiaries and the accounts of the unaudited pro-forma consolidated statements of financial position and statements of income of intercompany companies that can be consolidated have been eliminated in the consolidation process.

Actual figures may differ from the figures shown in the unaudited pro-forma consolidated financial statements.

The acquired assets are represented by cash, accounts receivable, other current assets, property and equipment and other non-current assets.

Both financial assets and liabilities were spun off at fair value at the spin-off date.

Accruals were assumed at the value at which the outflow of cash flows is estimated.

Property and equipment were spun-off at revalued cost.

These net assets (liabilities) were valued at the spin-off date according to the methodologies explained above, in accordance with International Financial Reporting Standards (IFRS), the net effect of the spin-off is shown in the stockholders’ equity account denominated “spin-off effects”.

Basis of preparation

The unaudited pro-forma consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) as well as key assumptions established by the Company’s Management.

Measuring basis

The unaudited pro-forma consolidated financial statements of the Company have been prepared on the historical cost basis, except for certain financial assets and liabilities that are measured at fair value at the end of each period, such as cash and cash equivalents, accounts receivable, accounts payable and loans obtained from third parties, as explained in the accounting policies included below.

Historical cost

Historical cost is generally based on the fair value of the consideration given or received in exchange for goods and services.

Fair value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the date of the transaction, regardless of whether that price is observable or estimated using directly another valuation technique.

Revaluation of property and equipment

The revaluation of property and equipment derives from the model allowed under IFRS of valuing fixed assets at revalued cost, the net effect of deferred taxes of this surplus was included in the pro-forma stockholders’ equity. The revaluation of property and equipment was made based on the analysis of the useful life of property and equipment made to AMX through a valuation study performed by an independent expert, and on which it is estimated that after the spin-off, the balances presented in the unaudited pro-forma consolidated statement of financial position still reflect the fair value thereof.

Consolidation Basis

The unaudited pro-forma consolidated financial statements include the accounts of the Company and its controlled subsidiaries as of June 30, 2022 and December 31, 2021. The unaudited pro-forma financial statements of the subsidiaries were prepared for the same period as the Company, applying consistent accounting policies and assumptions. All subsidiaries operate in the telecommunications infrastructure leasing services sector.

Subsidiaries are entities over which the Company believes it has control. Control is achieved when the Company has power over an entity when it is exposed or has rights to variable returns from its involvement with the entity and has the ability to use its power over the entity to affect the amount of the returns. Subsidiaries are consolidated on a line-by-line basis from the date the Company acquires control. The Company reassesses whether or not it controls an entity and if facts or circumstances indicate that there are changes in one or more of the elements of control.

Where the Company holds less than a majority of the voting rights of a company, the Company has power over the company when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the company on a unilateral basis. The Company considers all relevant facts and circumstances in assessing whether the Company’s voting rights in a company are sufficient to give it power, including:

•	The Company’s percentage interest in the voting rights in relation to the percentage and dispersion of the voting rights of the other holders of the voting rights;

•	Potential voting rights held by the Company, by other shareholders or by third parties;

•	Rights arising from other contractual arrangements, and

•

All additional facts and circumstances that indicate that the Company has, or does not have, the current ability to direct the relevant activities at the time decisions are to be made, including voting patterns of shareholders at previous meetings.

Changes in interest in a subsidiary that do not result in the loss of control are accounted for as equity transactions.

All intercompany balances that could be consolidated and transactions, and any unrealized gains and losses arising from intercompany transactions that could be consolidated, are eliminated in the preparation of the unaudited pro-forma consolidated financial statements.

As of June 30, 2022 and December 31, 2021, the unaudited pro-forma consolidated financial statements include the subsidiaries listed on the following page.

			% of direct or indirect shareholding
Company	Country of incorporation	Functional currency	2022	2021
Sitios Argentina, S.A.	Argentina	Argentine Peso	100%	100%
Torres do Brasil, S.A.	Brazil	Brazilian Real	86.93%	86.93%
Sites Chile, S.A.	Chile	Chilean Peso	100%	100%
Sites Telecomunicaciones Costa Rica, S.A.	Costa Rica	Costa Rican Colon	100%	100%
Sites Ecuador, S.A.S.	Ecuador	US Dollar	100%	100%
Sites El Salvador, S.A. de C.V.	El Salvador	US Dollar	100%	100%
Sites Guatemala, S.A.	Guatemala	Guatemalan Quetzal	100%	100%
Sites Honduras, S.A. de C.V.	Honduras	Honduran Lempira	100%	100%
Sites Nicaragua, S.A.	Nicaragua	Nicaraguan Cordoba	100%	100%
Sites Telecomunicaciones Panamá, S.A.	Panama	US Dollar	100%	100%
Sites Telecomunicaciones Paraguay, S.A.	Paraguay	Paraguayan Guarani	100%	100%
Sites Puerto Rico, LLC	Puerto Rico	US Dollar	100%	100%
Sitios Telecomunicaciones Uruguay, S.A.	Uruguay	Uruguayan Peso	100%	100%

Basis of conversion of financial statements of foreign subsidiaries

The financial statements of foreign subsidiaries have been prepared under or converted to IFRS in the local currency corresponding to their functional currency, and are converted to Sitios Latam’s reporting currency as follows:

(i) all monetary assets and liabilities were converted at the closing exchange rate at the end of each 2022 period;

(ii) all monetary assets and liabilities for the 2021 periods were converted at a closing exchange rate, due to the volatility of Latin American currencies against the U.S. dollar, in order to make the information comparable for that year;

(iii) all non-monetary assets and liabilities were converted at the 2022 period-end exchange rate;

(iv) all non-monetary assets and liabilities for the 2021 periods were converted at a closing exchange rate, due to the volatility of Latin American currencies against the U.S. dollar, in order to make the information comparable for the year.

(v) the equity accounts were converted at the rate of exchange on the date the capital contributions were made; and

(vi) revenues, costs and expenses are converted at the average exchange rate for the period; except for the operations of the subsidiary in Argentina, whose economy is considered hyperinflationary as of 2018.

The conversion process for the operations of the subsidiary in Argentina is described below:

In recent years, the Argentine economy has shown high inflation rates. Although measurement has not been consistent in recent years and different indexes have coexisted, Argentina’s cumulative inflation for the last three years exceeded 100%, which is one of the quantitative benchmarks established by IAS 29 Financial Reporting in Hyperinflationary Economies.

Accordingly, the Argentine economy is considered hyperinflationary in fiscal year 2021 and the Company applies inflation adjustments to subsidiaries whose functional currency is the Argentine peso for the financial information for the periods ended June 30, 2022, 2021 and the year ended December 31, 2021.

In order to restate for hyperinflation its financial statements, the subsidiary uses the index series defined by resolution JG No. 539/18 issued by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (FACPCE), based on the Índice Nacional de Precios al Consumidor (IPC), published by the Instituto Nacional de Estadística y Censos (INDEC) of the Argentine Republic and the Índice de Precios Internos al Por Mayor (IPIM) published by FACPCE. The cumulative index as of June 30, 2022 is 793.0278, while the annual inflation for 2021 is 50.9% and the cumulative year-on-year inflation as of June 30, 2022 is 64%.

The main implications are as follows:

•

Adjust the historical cost of non-monetary assets and liabilities and the various items of shareholders’ equity from their date of acquisition or inclusion in the unaudited pro-forma consolidated statement of financial position through the end of the reporting periods to reflect changes in the purchasing power of the currency resulting from inflation.

•

The net monetary position gain caused by the inflationary impact in the period is included in the unaudited pro-forma consolidated statement of comprehensive income under the caption “Other financial costs” in the unaudited pro-forma consolidated statement of comprehensive income. Adjust the income statement for the inflationary index from its source and contra item in the unaudited pro-forma consolidated statement of comprehensive income, and

•	Convert all components of the unaudited pro-forma financial statements at the closing rate of exchange for the periods being reported on.

5. Significant accounting policies

a) Cash

Cash and cash equivalents represent the amount collected from the Company’s net operations. Such amount is presented at cost plus unpaid accrued interest, which was determined at the rates established with the banks, which resembles its market value.

b) Related parties

These basically represent commercial transactions and long-term loans, including unpaid accrued interest.

Accounts receivable derive from normal business operations (tower and site leases) with related parties.

Accounts payable derive from loans assumed with related parties, and bear interest at market rates, interest was determined by multiplying the principal amount by the stipulated rates. All unpaid accrued interest is considered current since it is assumed that it has not been paid as of the dates mentioned in the unaudited pro-forma consolidated financial statements.

Liabilities assumed are represented by accounts payable to related parties.

c) Property and equipment

Property, plant and equipment were recorded through the spin-off at revalued value in accordance with IAS 16 Property, Plant and Equipment.

As of June 30, 2022 and December 31, 2021, the Company has no construction in progress on which costs have been incurred on which interest on the financing would have to be capitalized in the construction period.

Depreciation is determined using the straight-line method over the net amount of the assets, and in accordance with the estimated useful life of the assets, which is 30 years.

d) Accounts and taxes payable

Accounts and taxes payable represent obligations acquired with suppliers, employees and tax authorities for the receipt of goods and services, such as tower maintenance, site rental, salaries, wages and administrative expenses, as well as for the payment of local and federal taxes.

e) Deferred income taxes

Deferred income taxes are determined using the asset and liability method, based on the temporary differences between the tax bases of assets and liabilities and their carrying amounts at the date of presentation of the unaudited pro-forma consolidated financial statements.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year in which the asset is realized or the liability is settled, based on tax rates (and tax legislation) that are enacted or substantively enacted by the date of the unaudited pro-forma consolidated financial statements.

The quantification of temporal effects is associated with two main components:

a)	The difference between the book and tax value of property, plant and equipment, mainly due to accounting revaluation, and

b)	The variation between the book and tax value of rights-of-use and lease liabilities under IFRS 16.

f) Asset retirement obligation

The Company recognizes a provision for the future dismantling of the sites where it leases its towers. Such obligation is recognized by determining the future value of the costs to dismantle, remove or relocate a new tower, as well as materials including labor costs necessary for such purpose. These amounts are discounted to present value using an appropriate discount rate similar to the market rate at the time the provision is made, adjusted or supplemented.

Such obligation was transferred as part of the spun-off liabilities as of the date of the unaudited pro-forma consolidated statement of financial position.

g) Revenue

Revenues for the six-months ended on June 30, 2022, 2021 and for the twelve-months ended on December 31, 2021 are pro-forma and have been determined based on master agreements with customers as well as an estimate based on individual site agreements, which establish usage rates, annual increments and fixed annual fees that allow customers to place a predetermined number of equipment on Company-owned sites, providing for increased rate payments if the original usage capacity is exceeded.

h) Interest payable, net

The Company recognizes net interest on four items in its unaudited pro-forma consolidated statement of income:

i.	Interest accrued in favor of cash held in banks

ii.	Interest expense derived from the financial cost of the provision for the dismantling of sites as mentioned in note 4f,

iii.	Accrued interest payable on the amortized cost of long-term debt. and

iv.	Interest on rights to use leased assets.

In all cases, the calculation is based on the principal amount multiplied by the agreed interest rates and by the number of days accrued in each period.

i) Rights-of-use leased assets

The Company applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Company recognizes lease liabilities to realize lease payments and right-of-use assets that represent the right to use the underlying assets.

i. Assets for rights-of-use

The Company recognizes right-of-use assets on the lease commencement date (i.e. the date on which the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and are adjusted for any new measurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred and lease payments made prior to the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful life of assets, as detailed below:

Assets	Useful life
Sites	10 years

Right-of-use assets are also subject to impairment testing.

ii. Lease liabilities

At the lease commencement date, the Company recognizes lease liabilities measured at the present value of the lease payments to be made over the lease term. Lease payments include fixed payments (including substantially fixed payments) less lease incentives receivable, variable lease payments that are index or rate dependent, and amounts expected to be paid under residual value guarantees. Lease payments also include early lease termination penalties if the lease term reflects the Company’s exercise of the early termination option. Variable lease payments that are not index or rate dependent are recognized as an expense in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Company uses an incremental borrowing rate at the lease inception date if the interest rate implicit in the lease is not readily determinable. Subsequent to the commencement date, the amount of lease liabilities is increased to reflect the accrual of interest and reduced by the lease payments made. In addition, the carrying amount of lease liabilities is measured again if there is a change in the term of the lease, in the fixed lease payments in substance or in the assessment to purchase the underlying asset.

j) Operating segments

Segment information is presented in accordance with the information used by management for decision making. The information is presented considering the countries in which the Company operates.

The Company’s Management is responsible for deciding on the resources to be allocated to the different segments, as well as evaluating their performance. Intersegment revenues and costs, intercompany balances and equity investments in consolidated entities are eliminated on consolidation and are reflected in the “eliminations” column in Note 11.

k) Site maintenance

This cost is represented by the amount paid for maintenance performed on towers and passive infrastructure, and is expensed as incurred. Maintenance is preventive and corrective according to the periodic evaluation of useful lives and residual values of the passive infrastructure.

l) Stockholders’ equity

The capital stock represents the nominal value of the shares that have been issued.

Retained earnings include all current and prior period earnings (losses) reduced by losses and transfers to other equity accounts.

All transactions with controlling shareholders are recorded separately in stockholders’ equity.

Dividend distributions payable to shareholders are charged to retained earnings and are included in “other accounts payable” when dividends have been declared, but have not been paid as of the reporting date. As of June 30, 2022, 2021 and December 31, 2021, no dividends have been declared. “Other comprehensive income” includes all changes in equity that do not represent contributions from or distributions to shareholders and are part of comprehensive income, and includes the following:

-	Revaluation surplus—includes gains and losses related to the revaluation of property, plant and equipment.

The amount of the revaluation surplus is recycled to retained earnings in the same proportion as the accounting depreciation over the life of the asset, and in the event that the revalued asset is derecognized, the amount of the surplus is transferred to retained earnings, without affecting the results of the period.

6. Related Parties

This item is made up as follows:

	As of June 30		As of December 31
Accounts receivable	2022	2021	2021
Short term:
Claro Chile, S.A.	$444,967	$189,597	$571,418
Claro Guatemala, S.A.	122,746	67,268	192,768
AMX Argentina, S.A.	102,747	317,342	110,756
Claro Panamá, S.A.	80,039	30,813	60,536
Compañía de Telecomunicaciones de El Salvador, S.A. de C.V.	70,087	—	12,988
Servicios de Comunicaciones de Honduras, S.A. de C.V.	47,894	26,783	73,781
Others	134,077	539,615	552,215

Total	$1,002,557	$1,171,418	$1,574,462

	As of June 30		As of December 31
Accounts Payable	2022	2021	2021
AMX Argentina, S.A.	$756,379	$—	$—
Claro CR Telecomunicaciones, S.A.	10,694	809
Consorcio Ecuatoriano de Telecomunicaciones, S.A.	4,257	15,763	—
Puerto Rico Telephone Company, Inc.	12,451	4,040	—
Other	167,833	7,854	—

Total	$951,614	$28,466	$—

7. Property and equipment, net

Property and equipment, net is comprised as follows:

	As of June 30		As of December 31
	2022	2021	2021
Towers and civil works	$67,776,617	$70,615,076	$67,874,582
Less: Accumulated depreciation	(4,307,881)	(1,580,047)	(3,030,889)

Total	$63,468,736	$69,035,029	$64,843,693

For the six-month periods ended June 30, 2022 and 2021, depreciation expense amounted to $1,524,536 and $1,580,047, respectively and for the twelve-month period ended on December 31, 2021 to $3,030,889.

8. Rights-of-use assets and lease liabilities

The Company maintains leases on the underlying assets discussed in Note 4i. used in its operations. The sites generally have 10-year lease terms.

As of June 30, 2022, 2021 and December 31, 2021, right-of-use assets and lease liabilities are as follows:

a.	Right-of-use assets

	As of June 30		As of December 31
	2022	2021	2021
Sites	$21,124,379	$17,009,297	$20,323,468
Less: Accumulated depreciation	(6,790,795)	(2,940,460)	(4,802,680)

Total	$14,333,584	$14,068,837	$15,520,788

b.	Lease liabilities

	As of June 30		As of December 31
	2022	2021	2021
Short term:
Sites	$3,649,346	$2,924,310	$3,297,814
Long term:
Sites	10,508,882	11,190,096	12,285,068

Total	$14,158,228	$14,114,406	$15,582,882

As of June 30, 2022, 2021 and December 31, 2021, total right-of-use assets include an amount of $1,250,645, $1,227,546 and $1,354,232, respectively, corresponding to related parties, while total lease liabilities include an amount of $1,253,137, $1,266,880 and $1,396,977, respectively, similarly, with related parties.

In accordance with IFRS 16, certain estimates were made, such as the term of the leases, based on the non-cancellable period and the periods covered by the options to extend the lease.

The Company considered extending the terms of the lease beyond the non-cancellable period only when it was reasonably certain to extend it. The reasonableness of the extension is affected by various factors, such as regulation, business model, geographic business strategies.

The Company’s lease debt matures as follows:

	As of June 30		As of December 31
	2022	2021	2021
Short term	$3,649,346	$2,924,310	$3,297,814
Long term	10,508,882	11,190,096	12,285,068

Total	$14,158,228	$14,114,406	$15,582,882

	As of June 30		As of December 31
Maturity analysis	2022	2021	2021
2022	$3,839,982	$4,262,813	$4,533,821
2023	2,598,800	2,667,527	2,632,912
2024	1,515,796	1,492,214	1,651,480
2025 and beyond	6,203,650	5,691,852	6,764,669

Total	$14,158,228	$14,114,406	$15,582,882

During the six-month periods ended June 30, 2022 and 2021, the Company recognized expense as follows:

	As of June 30, 2021
	Other	Related parties	Total
Depreciation expense on right-of-use assets	$1,618,895	$240	$1,619,135
Interest expense on lease liabilities	544,114	—	544,114

Total	$2,163,009	$240	$2,163,249

	As of June 30, 2022
	Other	Related Parties	Total
Depreciation expense on right-of-use assets	$1,895,588	$92,527	$1,988,115
Interest expense on lease liabilities	489,521	13,468	502,989

Total	$2,385,109	$105,995	$2,491,104

9. Debt

Short-term and long-term debt is summarized as follows:

As of June 30, 2021
Currency	Concept	Rate	Expiration	Total
Senior Notes
U.S. Dollars
	Fixed rate Senior Notes (i)	5.38%	2032	$19,802,700

	Subtotal US dollars			$19,802,700

Lines of Credit
U.S. Dollars
	Lines of Credit (ii)	0.40%	2022	$6,930,945
	Lines of Credit (ii)	5.40%	2027	1,054,682
	Lines of Credit (ii)	3.85%	2026	1,246,462

	Subtotal lines of credit U.S. dollars			$9,232,089

Mexican Pesos
	Lines of Credit (ii)	TIIE 28 days + 1.25%	2026	$20,558,500
	Lines of Credit (ii)	6.06%	2027	7,300,000

	Subtotal lines of credit Mexican pesos			$27,858,500
Brazilian Reais
	Lines of Credit (ii)	12.20%	2027	$1,797,250

	Subtotal lines of credit			$38,887,839

	Total debt			$58,690,539

	Less: Short-term debt—current portion of long-term debt			$16,532,088

	Long-term debt			$42,158,451

As of December 31, 2021
Currency	Concept	Rate	Expiration	Total
Senior Notes
U.S. Dollars
	Fixed rate Senior Notes (i)	5.38%	2032	$20,583,500

	Subtotal US dollars			$20,583,500

Lines of Credit
U.S. Dollars
	Lines of Credit (ii)	0.40%	2022	$7,204,225
	Lines of Credit (ii)	6.06%	2027	1,096,267
	Lines of Credit (ii)	3.85%	2026	1,295,608

	Subtotal lines of credit U.S. dollars			$9,596,100

Mexican Pesos
	Lines of Credit (ii)	TIIE 28 days + 1.25%	2026	$20,558,500
	Lines of Credit (ii)	5.40%	2027	7,300,000

	Subtotal lines of credit Mexican pesos			$27,858,500

Brazilian Reais
	Lines of Credit (ii)	12.20%	2027	$1,674,524

	Subtotal lines of credit			$39,129,124

	Total debt			$59,712,624

	Less: Short-term debt—current portion of long-term debt			$16,896,100

	Long-term debt			$42,816,524

As of June 30, 2022
Currency	Concept	Rate	Expiration	Total
Senior Notes
U.S. Dollars
	Fixed rate Senior Notes (i)	5.38%	2032	$19,984,700

	Subtotal US dollars			$19,984,700

Lines of Credit
U.S. Dollars
	Lines of Credit (ii)	0.40%	2022	$6,994,645
	Lines of Credit (ii)	6.06%	2027	1,069,798
	Lines of Credit (ii)	3.85%	2026	1,259,125

	Subtotal lines of credit U.S. dollars			$9,323,568

Mexican Pesos
	Lines of Credit (ii)	TIIE 28 days + 1.25%	2026	$20,558,500
	Lines of Credit (ii)	5.40%	2027	7,300,000

	Subtotal lines of credit Mexican pesos			$27,858,500
Brazilian Reais
	Lines of Credit (ii)	12.20%	2027	$1,732,115

	Subtotal lines of credit			$38,914,183

	Total debt			$58,898,883

	Less: Short-term debt—current portion of long-term debt			$16,623,568

	Long-term debt			$42,275,315

The interest rates applied to the Company’s debt are subject to variations in international and local rates.

For the six-month periods ended on June 30, 2022 and 2021, and for the twelve-month period ended on December 31, 2021, the maturities of short-term debt are summarized as follows:

	As of June 30		As of December 31
	2022	2021	2021
Lines of credit, current portion	$16,623,568	$16,532,088	$16,896,100

The Company’s long-term debt matures as follows:

2026	$22,181,052
2027	10,101,913
2028	1,998,470
Subsequent years	7,993,880

$42,275,315

10. Income Taxes

The Company is a holding company with subsidiaries operating in different countries. The following are summaries of income taxes related to the Company’s most significant consolidated operations.

For the six-month periods ended on June 30, 2022 and 2021, and for the twelve-month period ended on December 31, 2021, income taxes charged to income are summarized as follows:

	As of June 30		As of December 31
	2022	2021	2021
Current income tax	$(535,158)	$(584,081)	$(1,293,333)
Deferred income tax	171,503	600,767	1,811,036

Total	$(363,655)	$16,686	$517,703

The following is an analysis of the temporary differences that give rise to the net deferred tax liability:

	As of June 30		As of December 31
	2022	2021	2021
Property and equipment, net	$(14,124,491)	$(13,226,640)	$(13,707,210)
Rights to use leased assets, net of liabilities associated with	(7,503)	13,671	18,628
Others	(14,682)	(338,400)	1,287,944

Deferred income tax liability, net	$(14,146,676)	$(13,551,369)	$(12,400,638)

The Company’s effective rate was 32% for the six-month periods ended on June 30, 2022 and 2021, and for the twelve-month period ended on December 31, 2021, respectively.

11. Stockholders’ equity

In accordance with the provisions of its bylaws, the Company’s capital stock as of June 30, 2022 consisted of a fixed minimum of $1,571,642 (nominal amount), represented by a total of 3,189,400,000 series B1 shares.

As of June 30, 2022 and December 31, 2021, the Company’s treasury did not have any shares for repositioning under the terms of the provisions of the Securities Market Law and the General Provisions applicable to issuers of securities and other participants in the securities market issued by the National Banking and Securities Commission.

The Company’s shares are of a single series and carry full voting rights.

Dividend distribution

Dividends, whether in cash or in kind, paid with respect to shares of the Company are generally subject to a 10% income tax. Non-resident holders may be subject to a lower income tax rate to the extent that they may benefit from treaties to which Mexico is a party.

As of June 30, 2022 and December 31, 2021, the Company had not declared any dividend payments to its shareholders.

12. Segments

Sitios Latam operates in different countries as mentioned in Note 1, so it has operations in: Guatemala, Nicaragua, Ecuador, El Salvador, Costa Rica, Brazil, Argentina, Honduras, Chile, Paraguay, Uruguay, Puerto Rico and Panama. The accounting policies for the segments are the same as those described in Note 5.

The business segments homogenizing the operating activity of the segments in infrastructure leasing considered as Andean, the operations in Ecuador; Cenam, the operations in Guatemala, El Salvador, Honduras, Nicaragua, Panama and Costa Rica; Caribbean, the operations in Puerto Rico; Southern Cone, the operations in Argentina, Chile, Paraguay and Uruguay; and separately, Brazil and Mexico. In assessing the appropriateness of the aggregation of operating segments, key qualitative indicators include, but are not limited to (i) the similarities of key measures and trends from the unaudited pro-forma consolidated financial statements, (ii) all subsidiaries offer tower leasing services, (iii) similarities in customer bases and services (third party and intercompany), (iv) methods of distributing services are the same, based on the number of owned towers and sites, (v) similarities in the governments and regulatory bodies that oversee the activities and services of the telecommunications companies, (vi) inflation trends and (vii) foreign exchange trends.

The segments mentioned above are shown below:

As of June 30, 2021

	Andean	Cenam	Caribbean	Southern Cone	Brazil	Mexico	Deletions	Consolidated
Revenues
Infrastructure leases	146,308	684,124	47,679	1,567,435	1,413,224	—	(402,377)	3,456,393
Property leases	156,345	449,558	—	284,673	1,110,390	—	402,377	2,403,343
Operating costs and expenses	68,871	73,835	40,164	243,918	256,916	5,368	—	689,073
Plant depreciation	46,048	543,630	21,201	152,816	816,353	—	—	1,580,047
Depreciation right of use	91,093	338,383	18,191	563,244	608,224	—	—	1,619,135
Operating profit	96,640	177,834	(31,877)	892,131	842,122	(5,368)	—	1,971,481
Interests right of use	24,373	149,343	4,506	120,033	245,859	—	—	544,114
Other financial costs	(571)	4,888	—	(276,922)	(67,096)	1,610,832	208,378	1,479,510
Profit taxes	16,274	(577,667)	(6,792)	91,741	(203,351)	79,951	583,157	(16,686)
Net income (loss)	56,564	18,112	(29,591)	748,901	866,710	(1,696,153)	—	(35,457)
Segment assets	2,995,978	19,534,533	1,210,990	17,524,425	46,184,096	10,936,128	—	98,386,151
Property and equipment, net	2,148,460	15,051,827	1,059,911	10,525,379	40,249,452	—	—	69,035,029
Rights-of-use	735,693	3,789,871	125,691	4,682,908	4,734,674	—	—	14,068,837

As of December 31, 2021

	Andina	Cenam	Caribbean	Southern Cone	Brazil	Mexico	Deletions	Consolidated
Revenues
Infrastructure leases	431,608	1,538,554	95,880	2,100,071	3,086,716	365	—	7,253,193
Property leases	462,311	914,854	—	1,360,217	2,146,435	—	—	4,883,817
Operating costs and expenses	139,647	223,671	74,075	233,631	544,582	20,256	—	1,235,862
Plant depreciation	80,477	943,151	36,931	575,399	1,394,929	—	—	3,030,889
Depreciation right of use	309,784	720,330	37,582	1,112,632	1,301,027	—	—	3,481,355
Operating profit	364,011	566,256	(52,708)	1,538,625	1,992,612	(19,891)	—	4,388,905
Interests right of use	65,129	322,092	9,331	213,094	499,865	—	—	1,109,511
Total financial cost	243	(448,367)	(20,448)	(639,203)	102,822	4,185,425	1,716,742	4,897,215
Profit taxes	39,905	(306,812)	(11,553)	376,640	(57,628)	(949,547)	391,293	(517,703)
Net income (loss)	258,733	153,906	(50,485)	570,873	1,447,553	(3,480,698)	—	(1,100,118)
Segment assets	4,249,607	19,957,544	1,288,209	18,459,014	41,331,746	10,878,676	—	96,164,795
Property and equipment, net	2,180,553	14,858,227	1,062,900	11,009,069	35,732,945	—	—	64,843,693
Rights-of-use	1,821,475	4,133,148	157,740	4,955,790	4,452,635	—	—	15,520,788

As of June 30, 2022

	Andina	Cenam	Caribbean	Southern Cone	Brazil	Mexico	Deletions	Consolidated
Revenues
Infrastructure leases	452,752	1,288,121	48,494	1,371,942	1,671,348	—	(1,143,035)	3,689,620
Property leases	—	(251)	—	186,085	1,298,613	—	1,143,035	2,627,482
Operating costs and expenses	83,268	141,205	26,462	218,313	297,626	6,933	—	773,807
Plant depreciation	44,409	506,639	19,978	143,793	842,578	—	—	1,557,396
Depreciation right of use	203,568	451,566	18,739	516,498	797,745	—	—	1,988,115
Operating profit	121,507	188,460	(16,685)	679,423	1,032,012	(6,933)	—	1,997,785
Interests right of use	52,952	86,717	4,179	116,125	243,016	—	—	502,989
Total financial cost	(2,085)	272,249	11,922	50,180	173,432	(147,323)	—	358,375
Profit taxes	16,666	(420,758)	(1,938)	145,225	(260,928)	386,358	499,029	363,655
Net income (loss)	53,975	(248,777)	(30,848)	367,893	876,492	(245,968)	—	772,766
Segment assets	4,238,294	18,798,440	1,165,547	17,615,269	40,493,235	11,105,522	—	93,416,307
Property and equipment, net	2,055,852	13,580,461	995,317	11,211,414	35,625,692	—	—	63,468,736
Rights-of-use	1,793,597	3,997,953	134,698	4,342,125	4,065,212	—	—	14,333,584

13. Subsequent Events

As of the date of issuance of these unaudited pro-forma consolidated financial statements, there have been no events requiring any material adjustment between the reporting date and the date of issuance.

***

ANNEXES

TRANSLATION FOR INFORMATIONAL PURPOSES ONLY

September 12, 2022

MEXICAN NATIONAL BANKING AND SECURITIES COMMISSION

Vice-presidency of Stock Market Supervision

General Director of Issuers

Av. Insurgentes Sur No. 1971, Torre Sur, Piso 7

Colonia Guadalupe Inn,

01020, Ciudad de México, México

I make reference to the application filed by América Móvil, S.A.B. de C.V. (“América Móvil”) with respect to (i) the registration of all of the shares representing the capital stock of Sitios Latinoamérica, S.A.B. de C.V. (“Sitios Latinoamérica” or the “Issuer”) before the Mexican National Securities Registry (Registro Nacional de Valores) without means of a public offering, a corporation incorporated as a result of the resolutions adopted at the general extraordinary shareholders meeting dated September 29, 2021, by which the approval of the spin-off of América Móvil took place, under certain conditions precedent and by that mean, transfer the shares representing the capital stock of the subsidiaries holding, directly or indirectly, telecommunications towers and other Passive Infrastructure deployed in various Latin American countries where América Móvil operates, as well as certain other assets, liabilities and capital, to Sitios Latinoamérica; (ii) the distribution and disclosure of the Information Statement for the registration in the Mexican National Securities Registry, without means of a public offering, of the shares representing Sitios Latinoamérica’s capital stock. (the “Application”)

I have reviewed the documentation and legal information provided to me by América Móvil and Sitios Latinoamérica set forth below in order to render a legal opinion pursuant to the provisions of section IV of article 85 and section II of article 87 of the Mexican Securities Market Law, as well as section I(h) of article 2 and article 9 of the “General Dispositions Applicable to Issuers and other Stock Market Participants” issued by the Mexican Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público) through the Mexico´s National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores (the “Commission”) and published in the Official Gazette on March 1, 2003, as amended (the “Provisions”).

For purposes of this opinion, I have reviewed:

a.    Articles of incorporation and by-laws – América Móvil. (i) Certified copy of the public deed number 123,022 dated September 29, 2000, granted by Mr. Felipe del Valle Prieto Ortega, notary public number 20 of Mexico City, registered before the Public Registry of Commerce of Mexico City (Registro Público de Comercio de la Ciudad de México) on October 13, 2000, under registration number 263,770, in which the incorporation of the Issuer is stated; (ii) certified copy of the public deed number 65,216 dated May 25, 2021, granted by Mr. Patricio Garza Bandala, notary public number 195 of Mexico City, which contains the current by-laws of América Móvil; and (iii) Certified copy of the public deed number 67,162 dated August 8, 2022, granted by Mr. Patricio Garza Bandala, notary public number 195 of Mexico City, registered before the Public Registry of Commerce of Mexico City on August 9, 2022, under electronic registration number N-2022055607, which amended the Sixth, First Transitory and Second Transitory Clauses of América Móvil’s bylaws (the “América Móvil By-laws”).

b.    Corporate authorization – América Móvil. Certified copy of the public deed number 65,836 dated October 6, 2021, granted by, Mr. Patricio Garza Bandala the notary public number 195 of Mexico City, registered before the Public Registry of Commerce of Mexico City on October 18, 2021, under electronic registration number 263,770-1, which contains the minute of the general extraordinary shareholders meeting of América Móvil held on September 29, 2021, with an installed quorum of 98.2% of the outstanding common shares as of the date of such meeting (the “Spin-Off Meeting”), at which, among other things, it was resolved to approve by the shareholders representing the requisite majority of the voting common shares of América Móvil, subject to the satisfaction of certain conditions precedent, the spin-off of América Móvil and by that mean, to transfer certain assets, liabilities and capital to the spin-off company named Sitios Latinoamérica, the incorporation of the spin-off company, as well as the registration in the National Securities Registry of all the shares representing the capital stock of Sitios Latinoamérica.

c.    Articles of incorporation and by-laws – Sitios Latinoamérica. (i) Certified copy of the public deed number 67,162 dated August 8, 2022, granted by, Mr. Patricio Garza Bandala, notary public number 195 of Mexico City, registered before the Public Registry of Commerce of Mexico City on August 9, 2022, under electronic registration number N-2022055607, in which is stated a) the declaration of compliance with the conditions precedent to the spin-off of América Móvil; and (b) the incorporation of Sitios Latinoamérica and its current bylaws; y (ii) certified copy of the public deed number 67,201 dated August 16, 2022, granted by Mr. Patricio Garza Bandala, notary public number 195 of Mexico City, which contains the current by-laws of Sitios Latinoamérica (the “Sitios Latinoamérica By-laws”).

d.    Faculties – attorneys-in-fact – Sitios Latinoamérica. Certified copy of the public deed number 67,162 dated August 8, 2022, granted by Mr. Patricio Garza Bandala, notary public number 195 of Mexico City, registered before the Public Registry of Commerce of Mexico City on August 9, 2022, under electronic registration number N-2022055607 which states, based on Clause Six, Resolution Eighteen of said instrument, the granting in favor of Gerardo Kuri Kaufmann, Luis Humberto Díaz Jouanen, Iris Josselin Fernández Cruz and Francisco Javier Arnau Quiroga, of a general power of attorney for acts of administration to be exercised jointly or separately by any of them.

e.    Faculties members of the board– Sitios Latinoamérica. Certified copy of the public deed number 67,162 dated August 8, 2022, granted by Mr. Patricio Garza Bandala, notary public number 195 of Mexico City, registered before the Public Registry of Commerce of Mexico City on August 9, 2022, under electronic registration number N-2022055607 which states, in addition to the provisions of paragraph d. above, based on Clause Six, Resolution Six of the aforementioned instrument. above, based on Clause Six, Resolution Six of the aforementioned instrument, the appointment, among others, of Arturo Elías Ayub, Carlos Slim Helú, Gerardo Kuri Kaufmann, Daniel Hajj Slim, Mauricio Hajj Slim, Miriam Guadalupe de la Vega Arizpe, Marisol Vargas Jiménez and José Shedrid Merhy as proprietary members of the Board of Directors of Sitios Latinoamérica, by the sole fact of their appointment and in terms of Clause Tenth of Sitios Latinoamérica’s Bylaws, any two of them may jointly subscribe the representative certificate of the Issuer’s shares.

f.    Information Statement– Sitios Latinoamérica. The information statement relating to the registration in the Mexican National Securities Registry of the shares representing the capital stock of Sitios Latinoamérica, without means of a public offering.

g.    The Certificate. The Project of the Certificate of the shares that covers the series B-1 shares representing the minimum fixed capital of Sitios Latinoamérica (the “Sitios Latinoamérica Shares Certificate”). The foregoing in the understanding that at the time of registration in the Mexican National Securities Registry no Series B-2 shares will have been issued, representing the variable part of the Issuer’s capital stock.

h.    Written response letter to the CNBV application. (i) Copy of the Written response letter to the CNBV application (Escrito de alcance a la Solicitud) dated August 9, 2022, signed by Francisco Javier Arnau Quiroga in his capacity as attorney-in-fact of Sitios Latinoamérica, in which the number of representative shares, as well as the total amount of Sitios Latinoamérica’s capital stock that such shares represent, are stated; and (ii) Copy of the Written response letter to the CNBV application (Escrito de alcance a la Solicitud) dated September 12, 2022, signed by Francisco Javier Arnau Quiroga in his capacity as attorney-in-fact of Sitios Latinoamérica, in which estimated figures related to the registration of Sitios Latinoamérica’s shares in the Mexican National Securities Registry are mentioned, taking into consideration the variables that are determinable prior to the fixing price date of such shares prior to their listing in the Bolsa Mexicana de Valores, S. A.B. de C.V. (the Mexican Securities Exchange)

i.    Additional documents. The information described in the Application and the documentation attached thereto, which is required to process the aforementioned application in accordance with articles 85, 90 and other applicable articles of the Mexican Securities Market Law; and articles 2, 7, 9 and other applicable articles of the Provisions.

Likewise, I have presumed, without having conducted any independent investigation or verification of any kind:

i.    The legitimacy of all signatures and the authenticity of the documents that were provided to me by América Móvil and Sitios Latinoamérica for purposes of my review and rendering of this legal opinion; and

ii.    The accuracy and sufficiency of all original documents and certified copies provided to me.

iii.    That, except as expressly provided in this opinion, the securities issued by América Móvil that have been publicly offered prior to this date, were registered in the Mexican National Securities Registry, obtained the required corporate and governmental authorizations, were registered by persons duly authorized for such purpose, were validly issued by América Móvil and are enforceable in accordance with their terms, América Móvil’s By-laws and the applicable legislation,

Considering the foregoing assumptions, and subject to the limitations and qualifications mentioned below, I am of the opinion that as of the date of this opinion and to the best of my knowledge and belief:

1.    América Móvil is legally incorporated and exists in accordance with the laws of the United Mexican States, and América Móvil’s By-laws are in compliance with the Mexican Securities Market Law, applicable law and the general provisions arising therefrom.

2.    Sitios Latinoamérica is legally incorporated and exists under the laws of the United Mexican States, and Sitios Latinoamérica’s By-laws are in compliance with the Mexican Securities Market Law, applicable law and the general provisions arising therefrom.

3.    The Spin-Off Meeting, as well as all the resolutions adopted at the meeting, including, without limitation, those related to the spin-off of América Móvil, as well as the incorporation and registration in the Mexican National Securities Registry of the shares representing the capital stock of Sitios Latinoamérica, are legally valid in accordance with their respective By-Laws.

4.    Pursuant to article 228 Bis of the Mexican General Corporations Law, América Móvil’s By-laws and the resolutions approved at the Spin-Off Meeting, the spin-off of América Móvil as a spin-off company, which, subject to compliance with certain conditions precedent, results in a spin-off company called Sitios Latinoamérica, is valid since it meets the requirements established by current legislation and América Móvil’s By-Laws.

5.    The decrease in the fixed portion of the minimum capital stock of América Móvil, as a consequence of the block contribution of part of the assets, liabilities and capital stock to Sitios Latinoamérica, is valid, since it meets the requirements established by current legislation.

6.    The Sitios Latinoamérica Shares Certificate assuming it is issued in accordance with the revised draft, it is legally valid and enforceable against Sitios Latinoamérica.

7.    Arturo Elías Ayub, Carlos Slim Helú, Gerardo Kuri Kaufmann, Daniel Hajj Slim, Mauricio Hajj Slim, Miriam Guadalupe de la Vega Arizpe, Marisol Vargas Jiménez and/or José Shedrid Merhy, in their capacity as proprietary members of the Board of Directors of Sitios Latinoamérica, are duly empowered, any two of them jointly, to subscribe securities and provisional certificates covering the shares representing Sitios Latinoamérica’s capital stock, in accordance with the tenth clause of Sitios Latinoamérica’s By-laws.

The foregoing is based on the documentation and information referred to in paragraphs a. through i. above that was provided to me by América Móvil and Sitios Latinoamérica and does not in any way imply that I have conducted any investigation, particular examination or inquiry into the actual or potential status of the matters in which América Móvil and Sitios Latinoamérica are involved. My advice to América Móvil and Sitios Latinoamérica has been limited to the particular matters set forth herein and has not, in any event, involved the examination of contentious or litigation matters or the examination of contractual obligations assumed by América Móvil or Sitios Latinoamérica with respect to third parties. In addition, my opinion is subject to the following specific limitations:

I.    Until the subscription of the Latin American Site Securities is completed, this opinion shall have no legal effect with respect to such pending events;

II.    It is limited to the matters referred to in Section IV of Article 85 and Section II of Article 87 of the Securities Market Law, with respect to which I have been expressly instructed to act and to which I have paid special attention;

III.    It is based on documentation provided by América Móvil and Sitios Latinoamérica in my possession and on the circumstances existing to date and of which I am aware;

IV.    It is based solely on and has its basis in the applicable federal laws of Mexico in effect as of this date and, therefore, no opinion is expressed with respect to the laws of other jurisdictions;

V.    I have not obtained or reviewed any certificate, record or document issued by any public registry (including, without limitation, the registry number of América Móvil and Sitios Latinoamérica);

VI.    It does not include any opinion with respect to any subsidiary or affiliate of América Móvil or Sitios Latinoamérica;

VII.    I do not express an opinion with respect to the solvency of América Móvil or Sitios Latinoamérica;

VIII.    I do not express an opinion with respect to the treatment and tax regime applicable to the shares representing the capital stock of América Móvil or Sitios Latinoamérica; and

IX.    I do not accept generic responsibility for matters other than those referred to in this opinion.

The foregoing representations are made as of the date hereof and, therefore, are conditioned and/or subject to possible modifications due to changes in laws, circulars and other applicable provisions, events that make it impossible to comply with the aforementioned obligations or other similar situations. I do not express any representation or undertake any commitment or obligation to inform you or any other person of any changes in the documentation or information described that result from matters, circumstances or events that may arise in the future or that may be brought to my attention subsequent to the date of this opinion and that modify its scope and/or content.

Sincerely,

BUFETE ROBLES MIAJA, S.C.

Rafael Robles Miaja

Partner

* * * * *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 22, 2022

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/s/ Alejandro Cantú Jiménez
Name:	Alejandro Cantú Jiménez
Title:	Attorney-in-fact